


lyondellbasell

2012 ANNUAL REPORT

# SEIZE THE MOMENT

## SECURING THE FUTURE

# ABOUT US

LyondellBasell (NYSE: LYB) is one of the world's largest plastics, chemicals and refining companies and a member of the S&P 500 Index. With operations on five continents and sales in more than 100 countries, we are a major global manufacturer of ethylene, polyethylene, propylene, polypropylene, propylene oxide and acetyls. We also are a significant producer of gasoline, diesel and fuel additives. Our products provide the amazing chemistry for countless goods that improve the quality of life for people around the world including packaging, electronics, automotive parts, home furnishings, medical supplies, construction materials and biofuels.

# TO OUR SHAREHOLDERS

**In 2012, we seized the moment. Our profits reached a new record level and total annual shareholder return was 89 percent. We joined the S&P 500 and earned an investment grade credit rating.**


Photo Credit: Jeroen Bouman

High achievement begins with high expectations. When I joined LyondellBasell four years ago, we publicly stated that our company would target becoming the top competitor in our industry. I believed in the capabilities of our talented people and our advantaged assets. We adopted a strategy based on a very simple value proposition - operate safely and efficiently, manage our business very well and return value to shareholders. Despite its simplicity, our "back to basics" strategy has remained unchanged and is the foundation of our continued success.

By staying true to our core strategy, we delivered on our promise to create value for shareholders in 2012. We maintained an emphasis on Operational Excellence and continued our disciplined use of cash. We strived to maximize the efficiency and value of each of our business segments as we acted swiftly to seize the moment and secure our future.

For the fourth consecutive year, our safety and environmental performance improved around the globe. Injuries have decreased 50 percent since 2009. In 2012, employees and contractors set a new record, ending the year with a recordable injury rate of 0.23 – a strong improvement over the 0.35 rate achieved in 2011. Environmental incidents decreased 31 percent and process safety incidents decreased 14 percent. These numbers are near best in class for our industry. However, our ultimate goal is zero injuries and incidents. We intend to continue our progress toward safety perfection.

In 2012, LyondellBasell's profits reached a new record level and total annual shareholder return was 89 percent. We outperformed most industry peers and generated $5.9 billion of EBITDA and earnings of $4.96 per diluted share from continuing operations. I am proud that we also continued to offset inflation and maintained flat underlying fixed costs for the fourth consecutive year. Through disciplined cash management, we further strengthened our balance sheet. As a result of these actions, we joined the S&P 500 Index and have been elevated to an investment grade credit rating.

From a commercial perspective, recent shale gas developments continued to create a global advantage for our assets in the United States as we benefited from lower natural gas and related natural gas liquids prices. We advanced our North American olefins growth projects and announced additional expansion options. Upon completion, our olefins expansion programs will increase our total U.S. ethylene capacity by approximately 20 percent – equivalent to the size of an existing cracker. We will be on stream earlier and at lower cost than building a new plant. We also advanced other major projects, such as signing a memorandum of understanding to advance our propylene oxide joint venture in China. In Europe, we focused on restructuring efforts due to the difficult market environment. We developed plans for further optimization that will strengthen our competitiveness.

From a manufacturing perspective, we completed maintenance turnarounds at two of our largest sites and several other locations. These and other investments paid off as evidenced by more than 60 production records achieved during 2012. In the U.S., we increased natural gas liquids feedstock flexibility. LyondellBasell is now producing close to 85 percent of its U.S. ethylene from advantaged feedstocks.

Overall, 2012 was a very successful year in terms of our annual results and our progress on growth initiatives. The 13,500 people of LyondellBasell understand our strategy and how they individually contribute to our long-term success. We are proud of what we have achieved together and believe we are well positioned for continued success. We will not rest on our laurels. LyondellBasell is on its way to becoming the best company in our industry.

Sincerely,

Jim

James L. Gallogly
*Chief Executive Officer*

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# HIGHLIGHTS OF CONSOLIDATED FINANCIAL STATEMENTS

| U.S. $ IN MILLIONS | 2012 | 2011 |
|---|---|---|
| Sales and other operating revenues | $45,352 | $48,183 |
| Operating income | 4,676 | 4,337 |
| Income from equity investments | 143 | 216 |
| Income from continued operations | 2,858 | 2,472 |
| Diluted earnings per share (U.S. dollars) | 4.96 | 3.74 |
| Diluted share count (millions) | 577 | 572 |
| EBITDA* | 5,856 | 5,585 |
| Cash flow from operations | 4,787 | 2,860 |
| Capital expenditures | 1,060 | 1,050 |

# 2012 SELECTED FINANCIAL DATA SHOWS CONTINUED STRONG PERFORMANCE

## Income from Continuing Operations



3,000
2,250
1,500
750
($ millions)
2011
2012


In 2012, income from continuing operations was approximately $2.9 billion or $4.96 per share – a 16 percent increase compared to 2011.

## Cash Flow from Operations



5,000
4,000
3,000
2,000
1,000
($ millions)
2011
2012


Cash flow from operations increased 67 percent compared to 2011. This enabled strong returns to shareholders, a strengthened balance sheet and a strong capital growth program.

## Cash Dividends**



6.0
4.5
3.0
1.5
0.0
($ / share)
2011
2012
Interim Dividend
Special Dividend


LyondellBasell returned cash to shareholders through regular and special dividends. Our dividend yield was 7 percent in 2012. Over the past two years, we have paid $9.25 per share in dividends.

* Throughout this publication, EBITDA means net income before net interest expense, income taxes, depreciation and amortization, reorganization items, income from equity investments, income (loss) attributable to non-controlling interests, net income (loss) from discontinued operations, plus joint venture dividends, as adjusted for other items management does not believe are indicative of the Company's underlying results of operations such as impairment charges, asset retirement obligations and the effect of mark-to-market accounting on our warrants.

** Dividend yield = (2012 interim dividends per share + 2012 special dividend per share) / Dec. 31, 2012 closing share price.

# OUR STRATEGY DRIVES VALUE AND EFFICIENCY

Everyday Excellence is more than a corporate slogan; it is the foundation of our success and a statement of our dedication to superior performance. Each of our employees has the power to make a great impact on the future of our company. By continuing to commit to excellence, we are choosing superior performance and continuous improvement over the status quo. Excelling at the small details puts us on the pathway to our ultimate goal – being the best in our industry.

**Operational Excellence**
*Committing to safety, environmental stewardship and improved reliability*

- Achieved outstanding safety performance of 0.23 recordable incident rate in 2012
- Decreased injuries 50% since 2009
- Decreased unpermitted environmental releases 60% since 2009
- Reduced process safety incidents 75% since 2009
- Achieved a 99.5% reliability factor while exceeding 100% nameplate capacity in our U.S. ethylene plants during the second-half of 2012

**Cost Reduction and Revenue Enhancement**
*Identifying opportunities to manage costs and enhance revenue*

- Normalized fixed costs managed flat since 2009 despite inflationary trends
- Reduced headcount 20% since 2008 as a result of efficiency improvements and restructuring
- Advanced restructuring and optimization efforts in Europe

**Capital Discipline**
*Applying capital funding to projects that have high rates of return and modest risk*

- Recorded capital spending of approximately $1.1 billion
- Achieved steady base capital, while devoted more capital to growth projects
- Reduced capital spending in Europe due to difficult market conditions and expanded capital expenditures in higher return Olefins & Polyolefins – Americas and Intermediates & Derivatives segments

**Portfolio Management**
*Evaluating our entire company, segment by segment, to identify strengths and weaknesses*

- Defined next phase of U.S. ethylene expansions
- Ceased operations at the Berre refinery

**Performance Culture**
*Exceeding well defined goals and rewarding employees for exemplary achievements*

- Our pay-for-performance compensation programs foster accountability and exemplary performance
- Tough targets for revenue enhancement and cost discipline produce superior returns

**Technology-Driven Growth**
*Focusing on areas where we have technological leadership and a competitive advantage*

- Increased NGL cracking to 85% of U.S. ethylene production
- Defined our U.S. ethylene growth program
- Signed a memorandum of understanding to build a PO/TBA joint venture in China
- Generated revenue through licensing our technologies

## Avg. U.S. Ethylene Cracker Reliability 2002-2012



100%
LYONDELLBASELL 2012 = 99.5%
99%
98%
97%
96%
95%
94%
LyondellBasell (2002-2012)
Peer Average (2002-2012)


Note: Based on LyondellBasell and third party consultant estimates. Peers include Chevron Phillips, Dow Chemical, ExxonMobil Chemical, Formosa, Ineos, Nova, Shell and Westlake.

## 2012 EBITDA per Employee



500
400
300
200
100
$ thousands
LyondellBasell
Weighted Peer Average


Note: For this comparison, EBITDA is defined as operating income plus D&A. Peer group includes Dow Chemical, BASF, Celanese and DuPont. Source: Capital IQ

## 2012 Segment EBITDA

In 2012, the O&P - Americas and Intermediates and Derivatives segments continued to benefit from access to low-cost natural gas and natural gas liquids.



3,000
2,500
2,000
1,500
1,000
500
$ millions
Olefins & Polyolefins Americas
Olefins & Polyolefins EAI
Intermediates & Derivatives
Refining
Technology


## Due to our size and scale, even a penny saved in production costs has significant leverage on pre-tax earnings.

During 2011, the cost of ethylene production from ethane was approximately 30 cents per pound in the U.S. In 2012, the cost was approximately 15 cents per pound due to falling ethane prices.



U.S. Ethylene
1¢ (U.S.)
=
Approximately $100 million (U.S.)


The diagram above illustrates how one cent change in the profitability of ethylene within the U.S. affects pre-tax earnings.

## U.S. Shale Gas Drives Lower Costs and Higher Profits

Ethylene from North American ethane crackers is second only to the Middle East in terms of favorable feedstock economics.



Cost of Ethylene Production
Middle East
Ethane Crackers
3-6¢/lb
N.America
Ethane Crackers
10-15¢/lb
Global Naphtha Cracking
40-60¢/lb
40%
60%


Source: Third-party consultant data.

## Ethylene Margins Have Expanded

During the past few years, profits have transitioned from exploration and production companies to midstream operators and now to ethylene producers.



60¢
40
20
Ethylene Margin (¢ / lb)
2009
2012


Source: Third-party consultant data.

# BENEFITING FROM THE U.S. SHALE GAS REVOLUTION

We rely on natural gas and natural gas liquids (NGLs) as sources of energy and as raw materials to make the chemical building blocks that go into nearly 96 percent of all manufactured goods. In North America, abundant shale gas production has resulted in low natural gas costs relative to crude oil. These fundamentals have created a global advantage for our U.S. operations. Looking ahead, we believe our strategy coupled with the flexibility and quality of our assets will enable us to seize the moment and our competitive advantages.

In our industry, a significant portion of manufacturing costs are based on raw material and energy prices. Managing our manufacturing and other costs with a disciplined approach enabled LyondellBasell to deliver strong profitability in 2012.

While overall financial performance was strong throughout the year, our North American olefins and polyolefins segment and the global intermediate and derivatives segment delivered the most notable results due to cost-advantaged feedstocks. Both segments combined generated 79 percent of total EBITDA.

Ethylene is one of the basic building blocks for many chemicals and polymers. The emergence of low-cost natural gas and NGLs produced from shale formations in the United States has created an advantage for all North American ethylene producers. In contrast, when ethylene is produced using naphtha or other crude-based feedstocks priced in relation to oil, production costs have been high.

LyondellBasell has long been one of North America's most flexible ethylene producers, primarily because our plants in Channelview and Corpus Christi, Texas, have the ability to process both heavy liquids and NGLs such as ethane. With the emergence of new natural gas supplies, NGL feedstocks offer a considerable economic advantage. At the end of 2012, approximately 85 percent of our U.S. ethylene production was based on NGLs.

The opportunity created by the U.S. ethylene cost advantage continues to expand with new NGL supply and additional distribution infrastructure. The situation has improved as infrastructure has been built. This puts ethylene from North American crackers second only to the Middle East in terms of favorable feedstock costs.

This opportunity made 2012 an exciting time for our industry. LyondellBasell acted swiftly to seize the moment by developing several debottlenecking projects that will allow us to expand our existing capacity. We believe our approach will allow us to secure our future as we capture the benefits ahead of the competition.

Photo Credit: Pioneer Natural Resources

# GENERATING PROFITABILITY THROUGHOUT THE ETHYLENE VALUE CHAIN

**Natural Gas Liquids Path to Market**



E&P
ONSHORE WELLS
OFFSHORE WELLS
MIDSTREAM
GAS GATHERING
PROCESSING PLANT
FRACTIONATOR
PETROCHEMICALS
• Ethane • Propane • Butane
• Isobutane • Natural Gasoline
• Ethylene
• Propylene
• Other co-products
OLEFINS CRACKER
DERIVATIVES PLANT
END USERS
INTERMEDIATE PRODUCTS
• Ethylene Glycol • Styrene
• Polyethylene • Acetic Acid
• Vinyl Acetic Monomer • Polypropylene
MANUFACTURING
END-CONSUMER
Pool Liners
Window Siding
Trash Bags
Sealants
Carpet Backing
Insulation
Detergent
Flooring
Piping
Food Packaging
Bottles
Cups
Housewares
Crates
Footwear
Clothes
Diapers
Stockings
Toys
Textiles
Tires
Sealants
Paint
Antifreeze
Adhesives
Coatings
Films
Paper Coatings
Models
Instrument Lenses


Every moment of every day, LyondellBasell's chemicals and plastics enhance the quality of life for people around the world. The availability of abundant, affordable natural gas and ethane has enabled downstream manufacturers to benefit from the positive economics and increased demand for our amazing chemistry.

From providing safe drinking water for children to enabling the first paved roads in developing countries, innovative products from LyondellBasell are helping solve some of the world's most challenging infrastructure requirements. For example, products such as polyethylene are used in a broad array of industries from food packaging to plastic pipes.

For more than 50 years, LyondellBasell and its predecessor companies have been leading global suppliers of high density polyethylene (HDPE). Since January 2010, the North American market for smooth-wall HDPE pipe expanded by more than 50 percent. Much of this growth in the HDPE pipe market can be attributed to shale oil and gas developments in the Barnett and Eagle Ford fields in Texas, the Marcellus and Utica fields in the Northeast and the Bakken formation in North Dakota.

LyondellBasell HDPE pipe resins are used to produce lightweight, flexible HDPE pipes that transport water, drilling fluids and products at oil and gas production sites. These resins are also used to produce pipes for natural gas distribution, sewage, water drainage, irrigation and potable water distribution.

The large growth of the oil and gas industry requires new infrastructure to be built to bring the newly accessible shale oil and gas reserves to market. The industry is looking for piping solutions that can deliver cost-effective technology with proven reliability and is easy to install over multiple terrains. This is why plastic pipe producers are tapping into LyondellBasell's HDPE pipe resin.



# SECURING OUR FUTURE THROUGH FEEDSTOCK FLEXIBILITY

Along with the strong advantage created by processing natural gas liquids such as ethane and propane, the development of shale gas has provided additional feedstock opportunities. Many of the new shale fields under development have an abundant supply of condensates that are produced alongside the natural gas. Heavier than ethane, these condensate liquids are separated from the shale gas to provide an attractive feedstock opportunity for our U.S. Gulf Coast olefins plants.

Once solely dependent on imported condensates from overseas, our Corpus Christi plant was presented with the opportunity in 2011 to obtain condensate from the Eagle Ford Shale field—a mere 100 miles away. The condensate feedstock from Eagle Ford was a perfect fit for use at our Corpus Christi and Channelview, Texas olefins plants. The difficulty, however, was the lack of infrastructure to deliver the condensate from Eagle Ford to our facilities. The only way to ship the condensate was via 200-barrel trucks. To offload the condensate, the Corpus Christi plant needed a truck-unloading station.

Employees at the Corpus Christi plant moved quickly to seize the moment. They created a temporary unloading station, as well as procedures and plans to ensure the flammable material was offloaded safely. Within one week, the plant began receiving up to 20 trucks a day. New unloading stations were installed within five months. Today, stations have the capacity to unload up to 50,000 barrels of condensate each day for our Gulf Coast facilities. The condensates are stored at a nearby loading port and then transported to the Channelview plant by barge. We are able to crack these condensates with strong profitability and capture the maximum value of co-products like butadiene and benzene.



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## Feedstock Flexibility Boosts Profitability

LyondellBasell's announced growth projects will expand our ethylene capacity while shifting to NGLs and local condensate supply.


PRE-2009
2012
FUTURE
11.0 B lbs. ethylene capacity
9.8 B lbs. ethylene capacity
11.6 B lbs. ethylene capacity
Imported Liquids
Local Liquids
NGLs

# SEIZING THE MOMENT THROUGH ETHYLENE GROWTH

To capture the competitive benefits of U.S. shale gas, LyondellBasell continues to pursue growth opportunities. We plan to invest approximately $1.2 billion to seize the opportunities of competitive U.S. natural gas liquids pricing. Based on 2012 industry conditions, these projects could generate an incremental EBITDA of approximately $700-850 million per year when completed.

Having feedstock flexibility and experienced people who can respond to changing market conditions are competitive advantages. Significant debottlenecks at our La Porte, Corpus Christi and Channelview, Texas olefin plants will allow us to increase the amount of ethylene we produce using ethane and other natural gas liquids. For example, the expansion of the La Porte steam cracker is expected to increase our annual production of ethylene by approximately 800 million pounds to a total capacity of more than 2.7 billion pounds per year. In total, the combined capacity from our announced growth projects is 1.85 billion pounds of ethylene. This rivals the size of most existing ethylene plants and builds upon our asset and technology position. Due to low-cost and abundant natural gas and natural gas liquids, we believe these projects offer high returns in a short payback time. Additionally, these financially attractive projects are expected to be completed much faster and with less cost than greenfield projects – allowing us to seize the moment before new plants are constructed.

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# CAPTURING VALUE AND MAXIMIZING EFFICIENCY IN OLEFINS & POLYOLEFINS–EAI

In contrast to the Americas, the market environment in Europe remains difficult for olefin and polyolefin producers. Profitability in our European olefins and polyolefins business has been primarily driven by feedstock-advantaged joint ventures and premium grade polyolefin products. In 2012, we pursued significant restructuring efforts to improve our basic cost structure and efficiency.

Given the market situation in Europe, our focus has been on restructuring and selective investment. For example, we reduced our European business staff by approximately 30 percent. We centralized the commercial and sales organization in Rotterdam and closed five other offices. We also improved our feedstock purchasing agreements for European crackers.

Despite the challenging market conditions, we identified one potential growth project in Germany. Because ethylene producers in the United States have shifted production to ethane and lighter feedstocks that produce lower quantities of butadiene and co-products, these products are in short supply around the world. However, the supply of butadiene is more abundant in Europe as ethylene producers there process heavier feedstocks, which produce more co-products. This has created opportunities for our European facilities that crack heavier feedstock, such as naphtha, and have butadiene extraction capabilities.

In 2012, LyondellBasell seized the moment by investing in a butadiene debottleneck project at its Wesseling plant. Butadiene capacity will be expanded by 40 percent, from 170 KT to 238 KT per year.

This project is anticipated for completion during mid-2013 and is expected to deliver an incremental EBITDA contribution of $50 to $75 million per year.

Selective investment in high-return projects such as this, while continuing to reduce costs, allows us to capture additional value from co-products.

Northwest Europe Butadiene-Naphtha Spread



1,800
1,200
600
$ / metric ton
2000-2009
2010-2012


Butadiene/Ethylene Production Yield



15%
10%
5%
Ethane
Naphtha


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# SEIZING THE MOMENT IN INTERMEDIATES & DERIVATIVES

Our global intermediates and derivatives business benefits from leading proprietary propylene oxide (PO) technologies. The diversity and linkage of our vertically integrated product portfolio and our geographic presence also provide many advantages. In recent years, the shale gas opportunity has expanded beyond olefins and polyolefins to further benefit this segment. For example, certain products such as methanol and acetyls benefit from low natural gas prices. Additionally, PO co-products such as oxyfuels (MTBE/ETBE) and isobutylene benefit from cost-advantaged natural gas liquids.

Certain products such as methanol and acetyls benefit from low natural gas prices. To further capitalize on low-cost natural gas, we are working to restart an idled 260 million gallon per year methanol plant at Channelview, Texas. Nearly a decade ago, the company closed the unit because of the high cost of natural gas. Back then, natural gas—the main feedstock for North American methanol producers—was priced in the $8 to $12 per mmbtu range. In recent years, lower natural gas prices prompted the decision to restart our plant at a fraction of the cost of building a new unit. This project allows us to put an existing asset back in operation – which should generate significant profit for our shareholders.

In 2012, we completed the project assessment phase, contracted the detailed engineering and ordered materials. Permits have been obtained and construction is in progress. We expect to restart this facility during the second-half of 2013. Based on 2012 natural gas and methanol prices, the benefit from the project could be $250 million annually.

## Intermediates & Derivatives Segment Linked to Both Olefins Crackers and Natural Gas

The diversity and linkage within the I&D segment provides many opportunities for LyondellBasell to seize the moment.


RAW MATERIALS
PROCESSES
PRODUCTS
NGLs
Olefins Crackers
Natural Gas
PO/TBA & POSM
Ethylene Oxide
Methanol
PO & PO Derivatives
C4 Chemicals / Oxyfuels
Styrene
Ethylene Oxide
Ethylene Glycol
Solvents
Acetic Acid
Vinyl Acetate Monomer



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# SECURING OUR FUTURE: DIVERSIFYING OUR CRUDE MIX IN REFINING

LyondellBasell's Refining segment produces gasoline, jet fuel, heating oil, ultra-low sulfur diesel fuel, lube oils, coke and sulfur from heavy, high-sulfur crude oil at one of North America's largest full-conversion refineries. Strategically located on the U.S. Gulf Coast near interstate pipelines and the Port of Houston, the refinery benefits from access to multiple product markets. We believe the growth of North American crude oil production and pipeline infrastructure creates significant advantages for this segment. We are securing our future by configuring this asset with capabilities to process cost-advantaged crude oil.

U.S. shale and Canadian sands production have outpaced pipeline infrastructure development. As Canadian heavy crude supply opportunities expand through these pipeline infrastructure improvements, LyondellBasell is focused on diversifying our crude supply.

Similar to the way we increased our ability to crack lighter feeds as the shale gas opportunities became available in 2010 and 2011, we are focused on seizing the moment by capturing a similar advantage at the Houston refinery. We are broadening our feedstock flexibility to process crudes with increased gravity ranges. Looking forward, this will enable us to consume both the lighter crudes being produced in the U.S. and heavy crudes from Canada.



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**Olefins & Polyolefins**
Strengths:

- A leading global producer of ethylene, propylene, polyethylene (PE), polypropylene (PP) and PP compounds.
- Large-scale operations and the operational flexibility to use the lowest-cost raw materials. For example, U.S. feedstock processing flexibility enables processing of advantaged natural gas liquids, particularly ethane.
- Differentiated product offerings from key building blocks for basic plastics to high-value specialty products.



**Intermediates & Derivatives**
Strengths:

- Second largest global producer of propylene oxide (PO) and one of the largest producers of high-purity isobutylene, acetic acid and vinyl acetate monomer.
- Proprietary PO and acetyls production process technologies provide a cost-advantaged position for these products and their derivatives.
- Our oxygenated fuel products ranked #1 in global capacity.
- Vertically integrated facilities with global reach benefit from optimization opportunities across the entire value chain.



**Refining**
Strengths:

- Our Houston refinery, among North America's largest full-conversion refineries, is a major refiner of heavy, high-sulfur crude oil.
- Strategically located on the U.S. Gulf Coast near interstate pipelines and the Port of Houston, the refinery benefits from access to both domestic and imported crudes as well as multiple product markets.



**Technology**
Strengths:

- Leading global provider of technology licenses and supplier of catalysts for polyolefin production.
- Technology platform that facilitates investments in high-growth regions, broadening our global reach.
- A complete PE and PP technology portfolio enabling polyolefin manufacturers the choice of a single provider for polyolefin process technologies and catalyst systems.

# LOCATIONS



**North America**
USA
- Illinois ■
- Iowa ■
- Louisiana ■
- Michigan ●
- New Jersey ■
- Ohio ■ ●
- Tennessee ■
- Texas ■ ▲ ●
  - Houston ●

Mexico ■ ▲

**South America**
- Argentina ■
- Brazil ■

**Europe**
- France ■
- Germany ■ ●
- Italy ■ ●
- Netherlands ■ ▲
  - Rotterdam ●
- Poland ■ ▲
- Spain ■
- United Kingdom ■

**Middle East**
- Saudi Arabia ■ ▲

**Asia-Pacific**
- Australia ■ ● ▲
- China ■ ▲
  - Hong Kong ●
- Japan ■ ▲
- S. Korea ■ ▲
- Malaysia ▲
- Thailand ■ ▲

● Administrative Offices/Headquarters
■ Manufacturing
● Technology Centers
▲ Joint Ventures

Owned and operated by LyondellBasell subsidiaries and/or joint ventures.

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



## Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the fiscal year ended December 31, 2012**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the transition period from to**

**Commission file number: 001-34726**

# LyondellBasell Industries N.V.

**(Exact name of registrant as specified in its charter)**

| **The Netherlands** | **98-0646235** |
|---|---|
| **(State or other jurisdiction of incorporation or organization)** | **(I.R.S. Employer Identification No.)** |

**Stationsplein 45**
**3013 AK Rotterdam**
**The Netherlands**
**(Address of principal executive offices) (Zip Code)**

**31 30 275 5500**
**Registrant's telephone number, including area code:**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of Each Class | Name of Each Exchange On Which Registered |
|---|---|
| **Ordinary Shares, €0.04 Par Value** | **New York Stock Exchange** |

**Securities registered pursuant to Section 12(g) of the Act:**
**None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☑ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

| | |
|---|---|
| Large accelerated filer ☑ | Accelerated filer ☐ |
| Non-accelerated filer ☐ (Do not check if a smaller reporting company) | Smaller reporting company ☐ |

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☑ No

The aggregate market value of common stock held by non-affiliates of the registrant on June 30, 2012, the last business day of the registrant's most recently completed second fiscal quarter, based on the closing price on that date of $40.27, was $12.9 billion. For purposes of this disclosure, in addition to the registrant's executive officers and members of its Supervisory Board, the registrant has included Access Industries, LLC and Apollo Management Holdings, L.P. and their affiliates as "affiliates."

The registrant had 575,304,233 shares outstanding at February 8, 2013 (excluding 3,119,558 treasury shares).

**Documents incorporated by reference:**

Portions of the Proxy Statement for the Annual Meeting of Stockholders to be held on May 22, 2013 (Part III)

## PART I



## PART II



## PART III

## CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). You can identify our forward-looking statements by the words "anticipate," "estimate," "believe," "continue," "could," "intend," "may," "plan," "potential," "predict," "should," "will," "expect," "objective," "projection," "forecast," "goal," "guidance," "outlook," "effort," "target" and similar expressions.

We based the forward-looking statements on our current expectations, estimates and projections about ourselves and the industries in which we operate in general. We caution you these statements are not guarantees of future performance as they involve assumptions that, while made in good faith, may prove to be incorrect, and involve risks and uncertainties we cannot predict. In addition, we based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecast in the forward-looking statements. Any differences could result from a variety of factors, including the following:

- the cost of raw materials represents a substantial portion of our operating expenses, and energy costs generally follow price trends of crude oil and/or natural gas; price volatility can significantly affect our results of operations and we may be unable to pass raw material and energy cost increases on to our customers;
- our U.S. operations have benefited from low-cost natural gas and natural gas liquids; decreased availability of these materials (for example, from their export or regulations impacting hydraulic fracturing in the U.S.) could reduce the current benefits we receive;
- industry production capacities and operating rates may lead to periods of oversupply and low profitability; for example, there has been substantial capacity expansion announced in the U.S. olefins industry;
- we may face operating interruptions at any of our facilities, which would negatively impact our operating results; for example, because the Houston refinery is our only refining operation, we would not have the ability to increase production elsewhere to mitigate the impact of any outage at that facility;
- regulations may negatively impact our business by, among other things, restricting our operations, increasing costs of operations or requiring significant capital expenditures;
- we face significant competition due to the commodity nature of many of our products and may not be able to protect our market position or otherwise pass on cost increases to our customers;
- changes in general economic, business, political and regulatory conditions in the countries or regions in which we operate could increase our costs, restrict our operations and reduce our operating results;
- our ability to implement business strategies may be negatively affected or restricted by, among other things, governmental regulations or policies;
- uncertainties associated with worldwide economies, especially in Europe and the recent slowdown in Asia, could create reductions in demand and pricing, as well as increased counterparty risks, which could reduce liquidity or cause financial losses resulting from counterparty default;
- the negative outcome of any legal, tax and environmental proceedings may increase our costs;
- we may be required to reduce production or idle certain facilities because of the cyclical and volatile nature of the supply-demand balance in the chemical and refining industries, which would negatively affect our operating results;
- we rely on continuing technological innovation, and an inability to protect our technology, or others' technological developments could negatively impact our competitive position;

- we have substantial international operations, and continued economic uncertainties, fluctuations in exchange rates, valuations of currencies and our ability to access cash from operations in certain jurisdictions on a tax-efficient basis, if at all, could negatively affect our liquidity and our results of operations;
- we are subject to the risks of doing business at a global level, including wars, terrorist activities, political and economic instability and disruptions and changes in governmental policies, which could cause increased expenses, decreased demand or prices for our products and/or disruptions in operations, all of which could reduce our operating results;
- if we are unable to comply with the terms of our credit facilities and other financing arrangements, those obligations could be accelerated, which we may not be able to repay; and
- we may be unable to incur additional indebtedness or obtain financing on terms that we deem acceptable, including for refinancing of our current obligations; higher interest rates and costs of financing would increase our expenses.

Any of these factors, or a combination of these factors, could materially affect our future results of operations (including those of our joint ventures) and the ultimate accuracy of the forward-looking statements. These forward-looking statements are not guarantees of future performance, and our actual results and future developments (including those of our joint ventures) may differ materially from those projected in the forward-looking statements. Our management cautions against putting undue reliance on forward-looking statements or projecting any future results based on such statements or present or prior earnings levels.

All subsequent written and oral forward looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section and any other cautionary statements that may accompany such forward-looking statements. Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this report. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in the "Risk Factors" section of this report on page 18.

# PART I

## Items 1 and 2. Business and Properties

### OVERVIEW

LyondellBasell Industries N.V. is a global, independent chemical company and was incorporated under Dutch law on October 15, 2009. Unless otherwise indicated, the "Company," "we," "our," "us" and "LyondellBasell" are used in this report to refer to the businesses of LyondellBasell Industries N.V. and its consolidated subsidiaries. We believe we are one of the world's top five independent chemical companies based on revenues. We participate globally across the petrochemical value chain and are an industry leader in many of our product lines. Our chemicals businesses consist primarily of large processing plants that convert large volumes of liquid and gaseous hydrocarbon feedstock into plastic resins and other chemicals. Our chemical products tend to be basic building blocks for other chemicals and plastics, while our plastic products are typically used in large volume applications. Our customers use our plastics and chemicals to manufacture a wide range of products that people use in their everyday lives including food packaging, home furnishings, automotive components, paints and coatings. Our refining business consists of our Houston refinery, which processes crude oil into fuels such as gasoline, diesel and jet fuel.

Our financial performance is influenced in general by the supply and demand for the products that we produce, the cost and availability of feedstocks, global and regional competitor capacity, our operational efficiency and our ability to control costs. As a producer of large volume commodities, we have a strong operational focus and continuously strive to differentiate ourselves through safe, reliable and low-cost operations in all our businesses. During recent years the cost of natural gas-derived raw materials in the U.S. versus the global cost of crude oil-derived raw materials has had a significant influence on the profitability of our North American operations. To a lesser extent, our differentiated assets and technology also influence our performance as compared to our peers and competitors. These include our propylene oxide and polypropylene technologies; flexible feedstock olefins plants in the U.S.; joint venture olefins and polyolefins plants with access to low-cost feedstock, particularly in Saudi Arabia; and our Houston refinery which is capable of processing heavy, high-sulfur crude.

### SEGMENTS

We operate in five business segments. Our reportable segments are:

- *Olefins and Polyolefins—Americas* ("O&P—Americas"). Our O&P—Americas segment produces and markets olefins, including ethylene and ethylene co-products, and polyolefins.
- *Olefins and Polyolefins—Europe, Asia, International* ("O&P—EAI"). Our O&P—EAI segment produces and markets olefins, including ethylene and ethylene co-products, polyolefins and polypropylene compounds.
- *Intermediates and Derivatives* ("I&D"). Our I&D segment produces and markets propylene oxide and its co-products and derivatives, acetyls, ethanol, ethylene oxide and its derivatives, and oxyfuels.
- *Refining.* Our Refining segment refines heavy, high-sulfur crude oil on the U.S. Gulf Coast.
- *Technology.* Our Technology segment develops and licenses chemical and polyolefin process technologies and manufactures and sells polyolefin catalysts.

The marketing of our oxyfuels products previously was aligned with the sale of our products from our refining business, particularly our Berre refinery. We moved the management responsibility for business decisions relating to oxyfuels to our I&D business with the closure of the Berre refinery because profits generated by oxyfuels products are related to sourcing decisions regarding certain co-products of propylene oxide production. Accordingly, results for our oxyfuels business, which were previously included in our Refining segment results, have been reflected in our I&D segment since the second quarter of 2012. All comparable periods presented have been revised to reflect this change.

Financial information about our business segments and geographical areas can be found in Note 22, *Segment and Related Information*, to the Consolidated Financial Statements. Information about the locations where we produce our primary products can be found under "Description of Properties."

***Industry Dynamics / Competition***

We predominantly compete in regional markets impacted by global pricing mechanisms. Success in these markets is determined by competitive pricing, low cost production, product quality, reliability of product delivery and supply volumes, and customer service. Profitability is affected by regional raw material costs and price competition among producers. Historically, the chemical and refining industries have operated in competitive environments and those environments are expected to continue.

In addition to other chemical and refining companies, we compete with the chemical and refining divisions of major national and international oil companies both in the United States and abroad.

Our products and raw materials are transported by barge, ocean going vessel, pipeline, rail car, bulk truck and tank truck.

In 2012, 2011 and 2010, no single customer accounted for 10% or more of our total revenues.

***Olefins and Polyolefins Segments Generally***

We are a leading worldwide producer of olefins, including ethylene and propylene. We are also a leading producer of polyolefins, including polyethylene ("PE"), and the world's largest producer of polypropylene ("PP") and PP compounds. We manage our olefin and polyolefin business in two reportable segments, O&P—Americas and O&P—EAI.

*Olefins*–Ethylene is the most significant petrochemical in terms of worldwide production volume and is the key building block for PE and a large number of other chemicals, plastics and synthetics. The production of ethylene results in co-products such as propylene, butadiene and aromatics. Ethylene and its co-products are fundamental to many parts of the economy, including the production of consumer products, packaging, housing and automotive components and other durable and nondurable goods.

*Polyolefins*–Polyolefins are thermoplastics and comprise approximately two-thirds of worldwide thermoplastics demand. Since their industrial commercialization, thermoplastics have been used in wide-ranging applications and products that improve safety and comfort and enhance the everyday quality of life. Our products are used in consumer, automotive and industrial applications ranging from food and beverage packaging to housewares and construction materials. We produce high density polyethylene ("HDPE"), low density polyethylene ("LDPE") and linear low density polyethylene ("LLDPE"). We produce homopolymer, impact copolymer, random copolymer and metallocene PP.

We produce and market several specialty product lines including PP compounds, *Catalloy* process resins and polybutene-1 ("PB-1"), focusing on unique polyolefins and compounds that offer a wide range of performance characteristics. Typical properties of such specialty polyolefins and compounds include impact-stiffness balance, scratch resistance, soft touch and heat sealability. End uses include automotive and industrial products and materials. PP compounds are produced from blends of polyolefins and additives and are sold mainly to the automotive and home appliances industries. We are the only manufacturer of *Catalloy* process resins, which are our proprietary products and are used primarily in roofing, packaging and automotive applications.

Sales of PE (HDPE, LDPE and LLDPE, collectively) accounted for 15% of our total revenues in 2012 and 2011 and 16% in 2010. Sales of PP, including *Catalloy*, accounted for approximately 19% of our total revenues in 2012 and 2011 and 18% in 2010.

The following table outlines the primary products of our O&P segments, annual processing capacity as of December 31, 2012, and the primary uses for those products. Capacities, which are presented in pounds unless otherwise indicated, include 100% of the capacity of our joint venture facilities. The joint ventures' proportional share of capacity is shown in the footnotes to the table, below.

| Product | Annual Capacity(1) | | | Primary Uses |
|---|---|---|---|---|
| | Americas | EAI | Total | |
| **Olefins:** | | | | |
| Ethylene | 9.8 billion | 6.5 billion | 16.2 billion | Ethylene is used as a raw material to manufacture polyethylene, ethylene oxide, ethanol, ethylene dichloride, styrene, vinyl acetate monomer ("VAM") and other products |
| Propylene | 5.5 billion | 6.0 billion | 11.5 billion | Propylene is used to produce PP, acrylonitrile, propylene oxide ("PO") and other products |
| Butadiene | 1.1 billion | 550 million | 1.6 billion | Butadiene is used to manufacture styrene-butadiene rubber and polybutadiene rubber, which are used in the manufacture of tires, hoses, gaskets and other rubber products. Butadiene is also used in the production of paints, adhesives, nylon clothing, carpets, paper coatings and engineered plastics |
| **Polyolefins:** | | | | |
| HDPE | 3.3 billion | 4.5 billion | 7.8 billion | HDPE is used to manufacture grocery, merchandise and trash bags; food containers for items from frozen desserts to margarine; plastic caps and closures; liners for boxes of cereal and crackers; plastic drink cups and toys; dairy crates; bread trays; pails for items from paint to fresh fruits and vegetables; safety equipment, such as hard hats; house wrap for insulation; bottles for household and industrial chemicals and motor oil; milk, water, and juice bottles; large tanks for storing liquids such as agricultural and lawn care chemicals; and pipe |
| LDPE | 1.3 billion | 2.8 billion | 4.1 billion | LDPE is used to manufacture food packaging films; plastic bottles for packaging food and personal care items; dry cleaning bags; ice bags; pallet shrink wrap; heavy-duty bags for mulch and potting soil; boil-in-bags ; coatings on flexible packaging products; and coatings on paper board such as milk cartons. |
| LLDPE | 1.3 billion | | 1.3 billion | LLDPE is used to manufacture garbage and lawn-leaf bags; industrial can liners; housewares; lids for coffee cans and margarine tubs; dishpans, home plastic storage containers, and kitchen trash containers; large toys like outdoor gym sets; drip irrigation tubing; insulating resins and compounds used to insulate copper and fiber optic wiring; shrink wrap for multi-packaging canned food, bag-in-box bags, produce bags, and pallet stretch wrap |

| Product | Annual Capacity(1) | | | Primary Uses |
|---|---|---|---|---|
| | Americas | EAI | Total | |
| PP | 4.4 billion | 13.0 billion | 17.4 billion | PP is primarily used to manufacture fibers for carpets, rugs and upholstery; housewares; medical products; automotive interior trim, fascia, running boards, battery cases, and bumpers; toys and sporting goods; fishing tackle boxes; and bottle caps and closures |
| **Specialty Polyolefins:** | | | | |
| PP compounds | | 2.6 billion | 2.6 billion | PP compounds are used to manufacture automotive interior and exterior trims, dashboards, bumpers and under-hood applications; base material for products and parts used in appliances; anti-corrosion coatings for steel piping, wire and cable |
| Catalloy process resins | 600 million | 600 million | 1.2 billion | *Catalloy* process resins are used primarily in modifying polymer properties in film applications and molded products; for specialty films, geomembrane liners, and roofing materials; in bitumen modification for roofing and asphalt applications; and for automotive bumpers |
| PB-1 resins | | 110 million | 110 million | PB-1 resins are used in flexible pipes, resins for seal-peel film, film modification, hot melt applications, consumer packaging and adhesives |
| **Aromatics:** | | | | |
| Benzene (in gallons) | 195 million | | 195 million | Benzene is used to produce styrene, phenol and cyclohexane. These products are used in the production of nylon, plastics, synthetic rubber and polystyrene. Polystyrene is used in insulation, packaging and drink cups |

(1) Represents total annual name plate capacity, which includes 1,654 million pounds of ethylene; 2,507 million pounds of propylene; 1,014 pounds of HDPE; 783 million pounds of LDPE; 669 million pounds (Americas) and 4,962 million pounds (EAI) of PP; and 199 million pounds of PP compounds of name plate capacity owned by third parties either through joint venture arrangements or other contractual relationships. In some situations, the Company and the third parties may have access to the other's capacity through certain arrangements.

***Olefins and Polyolefins—Americas Segment***

*Overview*

Our O&P—Americas segment produces and markets olefins, polyolefins, aromatics, specialty products and ethylene co-products. Based on published data, we are the largest producer of light olefins (ethylene and propylene) and PP and the third largest producer of PE in North America. In addition, we produce specialty products including *Catalloy* and *Plexar* resins.

*Sales & Marketing / Customers*

Our ethylene production is consumed internally as a raw material in the production of polymers and other derivatives with the balance sold to third party customers. We are a net purchaser of propylene, a raw material used in the production of PO, PP and other derivatives. Our butadiene production is sold to the external market under multi-year contracts. All of our internal production of benzene is used as a raw material in the production of styrene by our I&D segment, and we purchase additional benzene to meet our needs.

In addition to purchases of propylene and benzene, at times we purchase ethylene and butadiene for resale, when necessary, to satisfy customer demand above our own production levels. Volumes of any of these products purchased for resale can vary significantly from period to period. However, purchased volumes have not historically had a significant impact on profits.

Our PP and PE production is typically sold to an extensive base of established customers servicing both the domestic and export markets either under annual contracts or on a spot basis. Export sales are generally to customers in Central and South America. We also sell PP into our PP compounds business, which is managed worldwide by our O&P—EAI segment.

*Joint Venture Relationships*

We participate in a joint venture arrangement in Mexico, which provides us with capacity for 643 million pounds of PP production. The capacity is based on our percentage ownership of the joint ventures' total capacity. We do not hold a majority interest in or have operational control of this joint venture.

*Raw Materials*

Raw material cost is the largest component of the total cost for the production of ethylene and its co-products. The primary raw materials used are heavy liquids and domestically sourced and currently cost advantaged natural gas liquids ("NGLs") mainly from regional producers via a mix of contractual and spot arrangements. Heavy liquids include crude oil-based naphtha and gas oil, as well as condensate, a very light crude oil resulting from natural gas production (collectively referred to as "heavy liquids"). NGLs include ethane, propane and butane. The use of heavy liquid raw materials results in the production of a significant amount of co-products such as propylene, butadiene and benzene, as well as gasoline blending components, while the use of NGLs results in the production of a smaller amount of co-products.

Historically, facilities using heavy liquids as feedstock have generated higher margins than those using ethane. However, in recent years ethane has had a cost advantage over heavy liquids due to the recent technological advances for extracting shale gas. A plant's flexibility to consume a wide range of raw materials generally will provide an advantage over plants that are restricted in their processing capabilities. We can process significant quantities of either heavy liquids or NGLs. We estimate that in the U.S. we can process up to 85% NGLs. Changes in the raw material feedstock utilized in the production process will result in variances in production capacities among products. We believe our raw material flexibility in the U.S. is a key advantage in our production of ethylene and its co-products over time.

In North America, we also purchase large amounts of natural gas to be used primarily as an energy source in our business via market-based contractual arrangements from numerous suppliers.

*Industry Dynamics / Competition*

Based on published data, we believe we were, as of December 31, 2012:

- the second largest producer of ethylene in North America, with ethylene rated capacity of approximately 9.8 billion pounds per year, or approximately 13% of total North American ethylene production capacity;
- the third largest producer of PE in North America with 5.9 billion pounds per year of capacity, or approximately 13% of North American capacity; and

- the largest producer of PP in North America, including our share of our Indelpro joint venture capacity, with 3.3 billion pounds, or approximately 18% of the North American capacity.

### *Olefins and Polyolefins—Europe, Asia, International Segment*

*Overview*

Our O&P—EAI segment produces and markets olefins (ethylene and ethylene co-products) and polyolefins. Based on published data, we are the largest producer of PP in Europe and the largest worldwide producer of PP compounds. We also produce significant quantities of other differentiated products such as *Catalloy* process resins and PB-1. Our O&P—EAI segment manages our worldwide PP compound business (including our facilities in North and South America), our worldwide PB-1 business, and our *Catalloy* process resins produced in Europe.

PP compounds consist of specialty products produced from blends of polyolefins and additives and are sold mainly to the automotive and durable goods industries. The *Catalloy* process is proprietary technology that is not licensed to third parties, and as a result, we are the only manufacturer of *Catalloy* process resins. We believe that we are the largest worldwide producer of PB-1, a family of butene-based polymers. A majority of the current PB-1 we produce is used in pipe applications and for under-floor heating and thermo sanitary systems.

*Sales & Marketing / Customers*

Our ethylene production is generally consumed internally as a raw material in the production of polymers. Our propylene production is used as a raw material in the production of PO and PP and we purchase propylene as our internal needs exceed our internal production. European ethylene and propylene production is generally fully integrated with our downstream facilities in Europe.

We produce and sell butadiene to external customers under multi-year contracts and on a spot basis.

With respect to PP and PE, our production is typically sold to an extensive base of established customers under annual contracts or on a spot basis. We believe that, over a business cycle, average sales prices and profit margins for specialty polymers tend to be higher than average sales prices and profit margins for higher-volume commodity polyolefins or polymers.

Our regional sales offices are in various locations, including The Netherlands, Hong Kong, China, India and United Arab Emirates. We also operate through a worldwide network of local sales and representative offices in Europe, Asia and Africa. Our joint ventures typically manage their domestic sales and marketing efforts independently, and we typically operate as their agent/distributor for all or a portion of their exports.

*Joint Venture Relationships*

We participate in several manufacturing joint ventures in Saudi Arabia, Thailand, Poland, Australia, Japan and South Korea. We do not hold majority interests in any of the joint venture relationships, nor do we have operational control. These ventures provide us with additional production capacity of 2,630 million pounds of PP, 810 million pounds of propylene, 550 million pounds of ethylene, 570 million pounds of HDPE, 340 million pounds of LDPE and 160 million pounds of PP compounding. These capacities are based on our percentage ownership interest in the joint ventures' total capacities.

We generally license our polyolefin process technologies and supply catalysts to our joint ventures through our Technology segment. Some of our joint ventures source cost advantaged raw materials from their local shareholders.

*Raw Materials*

Raw material cost is the largest component of the total cost for the production of ethylene and its co-products. The primary raw materials used in our European olefin facilities are heavy liquids and, for our Saudi joint venture facilities, locally sourced and cost advantaged NGLs, including ethane, propane and butane. The principal raw materials used by our polyolefin and *Catalloy* process resin businesses are propylene and ethylene. In Europe, we have the capacity to produce approximately 50% of the propylene requirements of our European PP business and approximately 90% of the ethylene requirements of our European PE business. Propylene and ethylene requirements that are not produced internally generally are acquired via spot purchases or pursuant to long-term contracts with third-party suppliers.

Our PP compounding facilities generally receive their PP and other polymers from one of our wholly owned or joint venture facilities. PB-1 raw materials are sourced solely from external supply. Some of our joint ventures receive propylene and ethylene from their local shareholders under long-term contracts.

*Industry Dynamics / Competition*

Based on published data and including our proportionate share of our joint ventures, we believe we were, as of December 31, 2012:

- the sixth largest producer of ethylene in Europe with an ethylene rated capacity in Europe of approximately 4.3 billion pounds per year, or approximately 8% of total European ethylene capacity;
- the largest producer of PP in Europe with 5.2 billion pounds per year of capacity, or approximately 22% of European PP capacity;
- the largest producer of PE in Europe with 5.0 billion pounds per year of capacity, or approximately 22% of HDPE and 13% of LDPE European capacity; and
- the largest PP compounds producer in the world with 2.4 billion pounds per year of capacity, with approximately 54% of that capacity in Europe, 21% in North America, and 24% in the rest of the world.

***Intermediates and Derivatives Segment***

*Overview*

Our I&D segment produces and markets PO and its co-products and derivatives; acetyls; ethylene oxide and its derivatives; and oxyfuels (methyl tertiary butyl ether ("MTBE") and ethyl tertiary butyl ether ("ETBE")). PO co-products include styrene monomer ("SM") and C4 chemicals (tertiary butyl alcohol ("TBA"), most of which is used to make oxyfuels, isobutylene and tertiary butyl hydro peroxide ("TBHP")). PO derivatives include propylene glycol ("PG"), propylene glycol ethers ("PGE") and butanediol ("BDO"). We believe that our proprietary PO and acetyls production process technologies provide us with a cost advantaged position for these products and their derivatives.

We produce PO through two distinct technologies based on indirect oxidation processes, one of which yields TBA as the co-product and the other of which yields SM as the co-product. The two technologies are mutually exclusive, meaning that a manufacturing facility must be dedicated either to PO/TBA or to PO/SM. We believe that we are the largest producer of MTBE/ETBE worldwide.

Capacities, which are presented in pounds unless otherwise indicated, include 100% of the capacity of joint venture facilities.

| Product | Annual Capacity(1) | Primary Uses |
| --- | --- | --- |
| **Propylene Oxide ("PO")** | 5.2 billion | PO is a key component of polyols, PG, PGE and BDO |
| **PO Co-Products:** | | |
| Styrene Monomer ("SM") | 6.4 billion | SM is used to produce plastics, such as expandable polystyrene for packaging, foam cups and containers, insulation products and durables and engineering resins |
| Isobutylene | 1.4 billion | Isobutylene is a derivative of TBA used in the manufacture of synthetic rubber as well as fuel and lubricant additives, such as MTBE and ETBE |
| **PO Derivatives:** | | |
| Propylene Glycol ("PG") | 1.2 billion | PG is used to produce unsaturated polyester resins for bathroom fixtures and boat hulls; antifreeze, coolants and aircraft deicers; and cosmetics and cleaners |
| Propylene Glycol Ethers ("PGE") | 545 million | PGE are used as solvents for paints, coatings, cleaners and a variety of electronics applications |
| Butanediol ("BDO") | 395 million | BDO is used in the manufacture of engineering resins, films, personal care products, pharmaceuticals, coatings, solvents and adhesives |
| **Acetyls:** | | |
| Methanol (in gallons) | 190 million | Methanol is a raw material used to produce acetic acid, MTBE, formaldehyde and several other products |
| Acetic Acid | 1.2 billion | Acetic acid is a raw material used to produce VAM, terephthalic acid (used to produce polyester for textiles and plastic bottles), industrial solvents and a variety of other chemicals |
| Vinyl Acetate Monomer ("VAM") | 700 million | VAM is used to produce a variety of polymers, products used in adhesives, water-based paint, textile coatings and paper coatings |
| **Ethylene Derivatives:** | | |
| Ethylene Oxide ("EO") | 800 million EO equivalents; 400 million as pure EO | EO is used to produce surfactants, industrial cleaners, cosmetics, emulsifiers, paint, heat transfer fluids and ethylene glycol |
| Ethylene Glycol ("EG") | 650 million | EG is used to produce polyester fibers and film, polyethylene terephthalate resin, heat transfer fluids and automobile antifreeze |

| Product | Annual Capacity(1) | Primary Uses |
|---|---|---|
| Ethylene Glycol Ethers | 225 million | Ethylene glycol ethers are used to produce paint and coatings, polishes, solvents and chemical intermediates |
| Ethanol (in gallons) | 50 million | Ethanol is used as a fuel and a fuel additive and in the production of solvents as well as household, medicinal and personal care products |
| **Gasoline Blending Components:** | | |
| Methyl Tertiary Butyl Ether ("MTBE") / Ethyl Tertiary Butyl Ether ("ETBE") (in barrels per day) | 75,000 | MTBE is a high octane gasoline blending component; ETBE is an alternative gasoline blending component based on agriculturally produced ethanol |

(1) The annual capacities include 2,516 million pounds of PO; 2,894 million pounds of SM; 132 million pounds of PG; and 29 million gallons of methanol production owned by third parties through joint venture or other contractual relationships.

*Sales & Marketing / Customers*

We produce and deliver our PO and its co-products and derivatives through sales agreements, processing agreements and spot sales as well as product exchanges. We have a number of multi-year processing (or tolling) and sales agreements. We sell most of our SM production into the North American and European merchant markets and to Asian and South American export markets through long-term sales contracts and processing agreements. We purchase SM for resale, when necessary, to satisfy customer demand that exceeds our production levels. Volumes of SM purchases made for resale can vary significantly from period to period. However, purchased volumes have not historically had a significant impact on profits.

Our I&D segment converts most of its TBA, which is produced as a co-product of the PO process, to isobutylene. Over half of the isobutylene is reacted with methanol or ethanol to produce MTBE and ETBE. The remaining isobutylene is sold into the external market as high purity and purity grade isobutylene.

We sell our MTBE and ETBE production under market-based sales agreements and in the spot market. Substantially all refiners and blenders have discontinued the use of MTBE in the U.S., partly as a result of governmental initiatives to increase use of bio-ethanol in gasoline and to reduce or effectively ban the use of MTBE. However, MTBE/ETBE demand for gasoline blending remains strong within most of the remaining worldwide market. Accordingly, we market MTBE and ETBE produced in the U.S. for use outside of the U.S. Japan has opted to use ETBE as a means of meeting its carbon dioxide reduction commitments under the Kyoto Protocol, and we source a significant portion of Japan's bio-fuels needs. Some of our plants have the flexibility to produce either MTBE or ETBE to accommodate market needs.

Sales of MTBE, ETBE, acetyls, PO and PO co-products and derivatives are made by our marketing and sales personnel, and also through distributors and independent agents in the Americas, Europe, the Middle East, Africa and the Asia Pacific region.

Acetyls, including acetic acid and VAM, are consumed internally and sold worldwide under multi-year contracts and on a spot basis. Our acetyls business uses methanol, which we produce internally, as a raw material for the production of acetic acid and also sells the methanol under annual contracts and on a spot basis to large U.S. customers.

EO and EG typically are sold under multi-year contracts and on a spot basis, with market-based pricing. Glycol ethers are sold primarily into the solvent and distributor markets at market prices. The vast majority of the ethylene derivative products are sold in North America and Asia, primarily through our sales organizations.

*Joint Venture Relationships*

Our U.S. PO joint venture, in which Bayer Corporation has an interest, operates four of our U.S. operating units. Bayer's interest represents ownership of an in-kind portion of the PO production of 1.5 billion pounds per year. We take, in-kind, the remaining PO production and all co-product (SM and TBA) production. We do not share marketing or product sales with Bayer under the U.S. PO joint venture. The parties' rights in the joint venture are based on off take volumes as opposed to ownership percentages. Bayer also has the right to 50% of the PO and SM production of our European PO joint venture. Our proportional additional production capacity provided through this venture is 345 million pounds of PO and 740 million pounds of SM.

We also have joint venture manufacturing relationships in Japan and China. These ventures provide us with additional production capacity of 314 million pounds of PO, 680 million pounds of SM and 88 million pounds of PG. These capacities are based on our ownership percentage of the joint ventures' total capacities.

*Raw Materials*

The primary raw materials used for the production of PO and its co-products and derivatives are propylene, isobutane, mixed butane, ethylene and benzene. The market prices of these raw materials historically have been related to the price of crude oil, NGLs and natural gas, as well as supply and demand for the raw materials.

In the U.S., we obtain a large portion of our propylene, benzene and ethylene raw materials needed for the production of PO and its co-products and derivatives internally from our O&P–Americas segment. Raw materials for the non-U.S. production of PO and its co-products and derivatives are obtained internally and also from third parties. We consume a significant portion of our internally-produced PO in the production of PO derivatives.

The cost of raw materials generally is the largest component of total production cost for PO and its co-products and derivatives. The raw material requirements for these businesses are purchased at market-based prices from numerous suppliers in the U.S. and Europe with which we have established contractual relationships, as well as in the spot market.

We purchase our ethanol requirements for the production of ETBE from third parties; the methanol for our MTBE production comes from internal production and third parties. The primary raw materials required for the production of acetic acid are carbon monoxide and methanol. We purchase carbon monoxide pursuant to a long-term contract under which pricing is based primarily on the cost of production. All methanol required for acetyls production is internally sourced. Natural gas is the primary raw material required for the production of methanol.

In addition to ethylene, acetic acid is a primary raw material for the production of VAM. For the production of VAM, we obtain our entire requirements for acetic acid and ethylene from our internal production. Historically we have used a large percentage of our acetic acid production to produce VAM.

*Industry Dynamics / Competition*

Based on published data regarding PO capacity, we believe that, excluding our partners' shares of joint venture capacity, we are the second largest producer of PO worldwide, with approximately 13% of the total worldwide capacity for PO. Based on published data regarding SM capacity, we believe that we are one of the largest producers of SM worldwide, with approximately 5% of the total worldwide capacity for SM as of December 31, 2012. We believe that we are the ninth and eighth largest producer of acetic acid and VAM, respectively, each with approximately 3% and 4% of the total worldwide capacity as of December 31, 2012.

### *Refining*

*Overview*

Our Houston refinery, which is located on the Houston Ship Channel in Houston, Texas, has a heavy, high-sulfur crude oil processing capacity of approximately 268,000 barrels per day on a calendar day basis (normal operating basis), or approximately 292,000 barrels per day on a stream day basis (maximum achievable over a 24 hour period). The Houston refinery has a Nelson Complexity Index of 12.5. The Houston refinery is a full conversion refinery designed to refine heavy, high-sulfur crude oil. This crude oil is more viscous and dense than traditional crude oil and contains higher concentrations of sulfur and heavy metals, making it more difficult to refine into gasoline and other high-value fuel products. However, this crude oil has historically been less costly to purchase than light, low-sulfur crude oil such as Brent. Recently, certain crudes such as West Texas Intermediate (WTI) and West Texas Sour (WTS) have been priced lower than normal trends due to transportation constraints.

On January 4, 2012, we ceased refinery operations at our Berre refinery in France. The cessation of operations was in accordance with an agreement executed in the fourth quarter of 2011 by certain of our French subsidiaries and union representatives. Additional information about the cessation of operations can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The following table outlines the primary products of our Refining segment capacity as of December 31, 2012, unless otherwise noted and the primary uses for those products.

| Product | Capacity | Primary Uses |
|---|---|---|
| Gasoline and components | 120,000 barrels per day | Automotive fuel |
| Ultra Low Sulfur Diesel | 95,000 barrels per day | Diesel fuel for cars and trucks |
| Jet Fuel | 25,000 barrels per day | Aviation fuel |
| Lube Oils | 4,000 barrels per day | Industrial lube oils, railroad engine additives and white oils for food-grade applications |
| Aromatics | 7,000 barrels per day | Intermediate chemicals |

*Sales & Marketing / Customers*

Gasoline sales accounted for 10% of our total revenues in 2012, 7% in 2011 and 9% in 2010. The Houston refinery's products primarily are sold in bulk to other refiners, marketers, distributors and wholesalers at market-related prices. Most of the Houston refinery's products are sold under contracts with a term of one year or less or are sold in the spot market. The Houston refinery's products generally are transported to customers via pipelines and terminals owned and operated by other parties.

*Raw Materials*

We purchase the crude oil used as a raw material for the Houston refinery on the open market on a spot basis and under a number of supply agreements with regional producers.

*Industry Dynamics / Competition*

Based on published data, as of January 2012, there were 144 operable crude oil refineries in the U.S., and total U.S. refinery capacity was approximately 17.3 million barrels per day. During 2012, the Houston refinery processed an average of approximately 255,000 barrels per day of crude oil, representing approximately 1.5% of all U.S. crude processing capacity.

A crack spread is a benchmark indication of refining margins based on the processing of a specific type of crude oil into an assumed selection of refined products. The Houston refinery generally tracks the Maya 2-1-1 crack spread, which represents the difference between the first month futures price of two barrels of Maya crude oil as set by Pemex and one barrel each of U.S. Gulf Coast 87 Octane Conventional Gasoline and U.S. Gulf Coast No. 2 Heating Oil (high-sulfur diesel). While these benchmark refining spreads are generally indicative of the level of profitability at the Houston refinery and the refining industry generally, there are many other factors specific to each refinery that influence operating results.

***Technology Segment***

*Overview*

Our Technology segment develops and licenses chemical, polyolefin and other process technologies and provides associated engineering and other services. Our Technology segment also develops, manufactures and sells polyolefin catalysts. We market our process technologies and our polyolefin catalysts to external customers and also use them in our own manufacturing operations.

Our polyolefin process licenses are structured to provide a standard core technology, with individual customer needs met by adding customized modules that provide the required capabilities to produce the defined production grade slate and plant capacity. In addition to the basic license agreement, a range of services can also be provided, including project assistance; training; start-up assistance of the plant; and ongoing technical support after start-up. We may also offer marketing and sales services. In addition, licensees may continue to purchase polyolefin catalysts that are consumed in the production process, generally under long-term catalyst supply agreements with us.

*Process Technology Licensing*

We are a leading licensor of polyolefin process technologies. In addition, we license a selective portfolio of chemical process technologies in the fields of olefin recovery, olefin conversion, aromatics extraction and acetyls.

*Polyolefin Catalysts*

Under the *Avant* brand, we are a leading manufacturer and supplier of polyolefin catalysts. As a large polyolefin producer, approximately 25% of catalyst sales are inter-company.

*Research and Development*

Our research and development activities are designed to improve our existing products and processes, and discover and commercialize new materials, catalysts and processes. These activities focus on product and application development, process development, catalyst development and fundamental polyolefin focused research.

In 2012, 2011 and 2010, our research and development expenditures were $172 million, $196 million and $154 million, respectively. A portion of these expenses are related to technical support and customer service and are allocated to the other business segments.

## GENERAL

***Intellectual Property***

We maintain an extensive patent portfolio and continue to file new patent applications in the U.S. and other countries. As of December 31, 2012, we owned approximately 5,000 patents and patent applications worldwide. Our patents and trade secrets cover our processes, products and catalysts and are significant to our competitive position, particularly with regard to PO, intermediate chemicals, petrochemicals, polymers and our process technologies. We own globally registered and unregistered trademarks including the "LyondellBasell," "Lyondell" and "Equistar" trade names. While we believe that our intellectual property provides competitive advantages, we do not regard our businesses as being materially dependent upon any single patent, trade secret or trademark. Some of our heritage production capacity operates under licenses from third parties.

***Environmental***

*Regulation*

We are subject to extensive international, national, state, local and environmental laws, regulations, directives, rules and ordinances and are required to have permits and licenses concerning emissions to the air, discharges onto land or waters and the generation, handling, storage, transportation, treatment, disposal and remediation of hazardous substances and waste materials.

Under the European Union Integrated Pollution Prevention and Control Directive ("IPPC"), EU Member State governments are to adopt rules and implement an environmental permitting program relating to air, water and waste for individual facilities. The EU countries are at varying stages in their respective implementation of the IPPC permit program. We do not know with certainty what future IPPC permits will require, or the future costs of compliance with the IPPC permit program. The EU also has passed legislation governing the registration, evaluation and authorization of chemicals, known as REACh, pursuant to which we are required to register chemicals and gain authorization for the use of certain substances. As an importer of chemicals and materials from outside the EU, we are subject to additional registration obligations.

We also are subject to environmental laws that may have a significant effect on the nature and scope of cleanup of contamination at current and former operating facilities and at other sites at which hazardous substances generated by our current or former subsidiaries were disposed. Such laws may also have a significant effect on the costs of transportation and storage of raw materials and finished products, and the costs of the storage and disposal of wastewater. In the U.S., the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended and also known as Superfund ("CERCLA"), imposes joint and several liability for the costs of remedial investigations and cleanup actions, as well as damages to natural resources, on entities that generated hazardous substances, arranged for disposal of the hazardous substances, transported to or selected the disposal sites and the past and present owners and operators of such sites. All such responsible parties (or any one of them) can be required to bear all of such costs regardless of fault, the legality of the original disposal or ownership of the disposal site. We are subject to potential liability under CERCLA as an owner or operator of facilities at which hazardous substances have been disposed or as a generator or transporter of hazardous substances disposed at other locations.

Under the EU Environmental Liability Directive, EU Member States can require the remediation of soil and groundwater contamination in certain circumstances, under the "polluter pays principle." The scope of events and circumstances that could trigger remediation requirements and the level of remediation required vary from Member State to Member State.

Under the U.S. Resource Conservation and Recovery Act of 1976, various U.S. state and non-U.S. government regulations regulate the handling, transporting and disposal of hazardous and non-hazardous waste. Our manufacturing sites have, and may in the future, handle on-site waste disposal, subjecting us to these laws and regulations.

*Capital Expenditures*

In some cases, compliance with environmental, health and safety laws and regulations can only be achieved by capital expenditures. Regulatory-related capital expenditures at our facilities were $159 million in 2012, and we estimate such expenditures to be approximately $157 million in 2013 and $194 million in 2014.

Our regulatory-related capital expenditures in 2012 primarily relate to projects designed to reduce and control emissions from our plant operations in both the U.S. and Europe.

Stricter environmental, safety and health laws, regulations and enforcement policies could result in increased environmental capital expenditures by us above current estimates.

### *Employee Relations*

As of December 31, 2012, we had approximately 13,500 full-time and part-time employees. Of these, approximately 5,800 were in North America, approximately 6,600 were in Europe and approximately 1,100 were in other locations.

As of December 31, 2012, approximately 800 of our employees in North America were represented by labor unions. The vast majority of our employees in Europe and South America are subject to staff council or works council coverage or collective bargaining agreements.

In addition to our own employees, we use the services of contractors in the routine conduct of our businesses.

We believe our relations with our employees are satisfactory.

### *Description of Properties*

Our principal manufacturing facilities as of December 31, 2012 are set forth below, and are identified by the principal segment or segments using the facility. All of the facilities are wholly owned, except as otherwise noted.

| Location | Segment | Principal Products |
|---|---|---|
| **Americas** | | |
| Bayport (Pasadena), Texas | I&D | Ethylene Oxide, Ethylene Glycol and other Ethylene Oxide derivatives |
| Bayport (Pasadena), Texas(1) | I&D | PO, PG, PGE, TBA and Isobutylene |
| Bayport (Pasadena), Texas | O&P—Americas | PP and *Catalloy* process resins |
| Channelview, Texas(2) | O&P—Americas | Ethylene, Propylene, Butadiene, Benzene and Toluene |
| | Refining | Alkylate |
| Channelview, Texas(1)(2)(3) | I&D | IPA, PO, BDO, SM, Isobutylene, ETBE and MTBE |
| Chocolate Bayou, Texas | O&P—Americas | PE (HDPE) |
| Clinton, Iowa | O&P—Americas | Ethylene and Propylene PE (LDPE and HDPE) |
| Corpus Christi, Texas | O&P—Americas | Ethylene, Propylene, Butadiene and Benzene |
| Ensenada, Argentina | O&P—Americas | PP |
| Ensenada, Argentina | O&P—EAI | PP compounds |

| Location | Segment | Principal Products |
|---|---|---|
| Houston, Texas | Refining | Gasoline, Diesel, Jet Fuel and Lube Oils |
| La Porte, Texas(4) | O&P—Americas | Ethylene and Propylene PE (LDPE and LLDPE) |
| La Porte, Texas(4)(5) | I&D | VAM, acetic acid and methanol |
| Lake Charles, Louisiana | O&P—Americas | PP and *Catalloy* process resins |
| Matagorda, Texas | O&P—Americas | PE (HDPE) |
| Morris, Illinois | O&P—Americas | PE (LDPE and LLDPE) |
| Victoria, Texas† | O&P—Americas | PE (HDPE) |
| **Europe** | | |
| Bayreuth, Germany | O&P—EAI | PP compounds |
| Berre l'Etang, France | O&P—EAI | Butadiene, PP and PE (HDPE and LDPE) |
| Botlek, Rotterdam, The Netherlands† | I&D | PO, PG, PGE, TBA, Isobutylene, BDO, MTBE and ETBE |
| Brindisi, Italy | O&P—EAI | PP |
| Ferrara, Italy | O&P—EAI<br>Technology | PP and *Catalloy* process resins<br>Polyolefin catalysts |
| Fos-sur-Mer, France† | I&D | PO, PG, TBA, MTBE and ETBE |
| Frankfurt, Germany† | O&P—EAI<br>Technology | PE (HDPE)<br>Polyolefin catalysts |
| Knapsack, Germany† | O&P—EAI | PP and PP compounds |
| Ludwigshafen, Germany† | Technology | Polyolefin catalysts |
| Maasvlakte (near Rotterdam), The Netherlands(6) | I&D | PO and SM |
| Moerdijk, The Netherlands† | O&P—EAI | *Catalloy* process resins and PB-1 |
| Münchsmünster, Germany† | O&P—EAI | Ethylene, Propylene, PE (HDPE) |
| Tarragona, Spain(7) | O&P—EAI | PP and PP compounds |
| Wesseling, Germany | O&P—EAI | Ethylene, Propylene and Butadiene PP and PE (HDPE and LDPE) |
| **Asia Pacific** | | |
| Geelong, Australia | O&P—EAI | PP |

† The facility is located on leased land.

(1) The Bayport PO/TBA plants and the Channelview PO/SM I plant are held by the U.S. PO joint venture between Bayer and Lyondell Chemical. These plants are located on land leased by the U.S. PO joint venture.

(2) Equistar Chemicals, LP operates a styrene maleic anhydride unit and a polybutadiene unit, which are owned by an unrelated party and are located within the Channelview facility on property leased from Equistar Chemicals, LP.

(3) Unrelated equity investors hold a minority interest in the PO/SM II plant at the Channelview facility.
(4) The La Porte facilities are on contiguous property.
(5) The La Porte methanol facility is owned by La Porte Methanol Company, a partnership owned 85% by us.
(6) The Maasvlakte plant is owned by the European PO joint venture and is located on land leased by the European PO joint venture.
(7) The Tarragona PP facility is located on leased land; the compounds facility is located on co-owned land.

*Other Locations and Properties*

Our corporate seat is in Rotterdam, The Netherlands. We have administrative offices in Rotterdam, The Netherlands and Houston, Texas. We maintain research facilities in Lansing, Michigan; Channelview, Texas; Cincinnati, Ohio; Ferrara, Italy and Frankfurt, Germany. Our Asia Pacific headquarters are in Hong Kong. We also have technical support centers in Bayreuth, Germany; Geelong, Australia; and Tarragona, Spain. We have various sales facilities worldwide.

***Website Access to SEC Reports***

Our Internet website address is *http://www.lyondellbasell.com*. Information contained on our Internet website is not part of this report on Form 10-K.

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available on our website, free of charge, as soon as reasonably practicable after such reports are filed with, or furnished to, the U.S. Securities and Exchange Commission. Alternatively, you may access these reports at the SEC's website at *http://www.sec.gov*.

***Corporate Structure***

The Company was formed to serve as the new parent holding company for certain subsidiaries of LyondellBasell Industries AF S.C.A. ("LyondellBasell AF"). LyondellBasell AF was the parent company of the combination of Lyondell Chemical Company and Basell AF S.C.A. in December 2007, which created one of the world's largest private petrochemical companies. From January 2009 through April 2010, LyondellBasell AF and 93 of its subsidiaries were debtors in jointly administered bankruptcy cases in U.S. Bankruptcy Court for the Southern District of New York. As of April 30, 2010, the date of emergence from bankruptcy proceedings, LyondellBasell AF's equity interests in its indirect subsidiaries terminated and LyondellBasell Industries N.V. now owns and operates, directly and indirectly, substantially the same business as LyondellBasell AF owned and operated prior to emergence from the bankruptcy cases, including subsidiaries of LyondellBasell AF that were not involved in the bankruptcy cases.

## Item 1A. Risk Factors.

You should carefully consider the following risk factors in addition to the other information included in this Annual Report on Form 10-K. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock.

***Our business, including our results of operations and reputation, could be adversely affected by process safety or product liability issues.***

Failure to appropriately manage safety, human health, product liability and environmental risks associated with our products, product life cycles and production processes could adversely impact employees, communities, stakeholders, our reputation and our results of operations. Public perception of the risks associated with our products and production processes could impact product acceptance and influence the regulatory environment in which we operate. While we have procedures and controls to manage process safety risks, issues could be created by events outside of our control including natural disasters, severe weather events and acts of sabotage.

***Our operations are subject to risks inherent in chemical and refining businesses, and we could be subject to liabilities for which we are not fully insured or that are not otherwise mitigated.***

We maintain property, business interruption, product, general liability, casualty and other types of insurance, including pollution and legal liability, that we believe are in accordance with customary industry practices. However, we are not fully insured against all potential hazards incident to our business, including losses resulting from natural disasters, wars or terrorist acts. Changes in insurance market conditions have caused, and may in the future cause, premiums and deductibles for certain insurance policies to increase substantially and, in some instances, for certain insurance to become unavailable or available only for reduced amounts of coverage. If we were to incur a significant liability for which we were not fully insured, we might not be able to finance the amount of the uninsured liability on terms acceptable to us or at all, and might be obligated to divert a significant portion of our cash flow from normal business operations.

Further, because a part of our business involves licensing polyolefin process technology, our licensees are exposed to similar risks involved in the manufacture and marketing of polyolefins. Hazardous incidents involving our licensees, if they do result or are perceived to result from use of our technologies, may harm our reputation, threaten our relationships with other licensees and/or lead to customer attrition and financial losses. Our policy of covering these risks through contractual limitations of liability and indemnities and through insurance may not always be effective. As a result, our financial condition and results of operation would be adversely affected, and other companies with competing technologies may have the opportunity to secure a competitive advantage.

***Our ability to source raw materials, including crude oil, may be adversely affected by political instability, civil disturbances or other governmental actions.***

We obtain a substantial portion of our principal raw materials from sources in North Africa, the Middle East, and South America that may be less politically stable than other areas in which we conduct business, such as Europe or the U.S. Political instability, civil disturbances and actions by governments in these areas are likely to substantially increase the price and decrease the supply of raw materials necessary for our operations, which will have a material adverse effect on our results of operations.

Recently, increased incidents of civil unrest, including terrorist attacks and demonstrations which have been marked by violence, have occurred in some countries in North Africa and the Middle East. Some political regimes in these countries are threatened or have changed as a result of such unrest. Political instability and civil unrest could continue to spread in the region and involve other areas. Such unrest, if it continues to spread or grow in intensity, could lead to civil wars, regional conflict, or regime changes resulting in governments that are hostile to countries in which we conduct substantial business, such as Europe, the U.S., or their respective allies.

***Costs and limitations on supply of raw materials and energy may result in increased operating expenses.***

The costs of raw materials and energy represent a substantial portion of our operating expenses. Energy costs generally follow price trends of crude oil and natural gas. These price trends may be highly volatile and cyclical. In the past, raw material and energy costs have experienced significant fluctuations that adversely affected our business segments' results of operations. For example, we continue to benefit from the favorable ratio of U.S. natural gas prices to crude oil prices. However, if the price of crude oil decreases relative to U.S. natural gas prices or if the demand for natural gas and NGLs increases, this may have a negative result on our results of operations. Additionally, the export of NGLs from the U.S. and or greater restrictions on hydraulic fracturing could restrict the availability of our raw materials thereby increasing our costs.

We are not always able to pass raw material and energy cost increases on to our customers. When we do have the ability to pass on the cost increases, we are not always able to do so quickly enough to avoid adverse impacts on our results of operations.

Cost increases for raw materials also may increase working capital needs, which could reduce our liquidity and cash flow. Even if we increase our sales prices to reflect rising raw material and energy costs, demand for products may decrease as customers reduce their consumption or use substitute products, which may have an adverse impact on our results of operations. In addition, producers in natural gas cost-advantaged regions, such as the Middle East and North America, benefit from the lower prices of natural gas and NGLs. Competition from producers in these regions may cause us to reduce exports from Europe and elsewhere. Any such reductions may increase competition for product sales within Europe and other markets, which can result in lower margins in those regions. Additionally, there are a limited number of suppliers for some of our raw materials and utilities and, in some cases, the supplies are specific to the particular geographic region in which a facility is located.

It is also common in the chemical and refining industries for a facility to have a sole, dedicated source for its utilities, such as steam, electricity and gas. Having a sole or limited number of suppliers may limit our negotiating power, particularly in the case of rising raw material costs. Any new supply agreements we enter into may not have terms as favorable as those contained in our current supply agreements.

Additionally, there is growing concern over the reliability of water sources, including around the Texas Gulf Coast where several of our facilities are located. The decreased availability or less favorable pricing for water as a result of population growth, drought or regulation could negatively impact our operations.

If our raw material or utility supplies were disrupted, our businesses may incur increased costs to procure alternative supplies or incur excessive downtime, which would have a direct negative impact on plant operations. Disruptions of supplies may occur as a result of transportation issues including, but not limited to, as a result of natural disasters and water levels that can affect the ability of vessels, barges, rails, trucks and pipeline traffic. These risks are particularly prevalent in the U.S. Gulf Coast area.

With increased volatility in raw material costs, our suppliers could impose more onerous terms on us, resulting in shorter payment cycles and increasing our working capital requirements.

***The economic crisis in Europe could have a material adverse effect on our business, prospects, operating results, financial condition and cash flows.***

The recent European economic crisis resulted in reduced consumer confidence and spending in many countries in Europe, particularly southern Europe. A significant portion of our revenues and earnings are derived from our business in Europe, including southern Europe. In addition, most of our European transactions and assets, including cash reserves and receivables, are denominated in euros.

If the European economic crisis continues or further deteriorates, there will likely be a continued negative effect on our European business, as well as the businesses of our European customers, suppliers and partners. In addition, if the crisis ultimately leads to the break-up of the European economic and monetary union or a significant devaluation of the euro, the value of our financial assets that are denominated in euros would be significantly reduced when translated to U.S. dollars for financial reporting purposes. Any of these conditions could ultimately harm our overall business, prospects, operating results, financial condition and cash flows.

***Economic downturns and disruptions in financial markets can adversely affect our business and results of operations.***

Our results of operations can be materially affected by adverse conditions in the financial markets and depressed economic conditions generally. Economic downturns in the businesses and geographic areas in which we sell our products substantially reduce demand for our products and result in decreased sales volumes. Recessionary environments adversely affect our business because demand for our products is reduced, particularly from our customers in industrial markets generally and the automotive and housing industries specifically.

***The cyclicality and volatility of the industries in which we participate may cause significant fluctuations in our operating results.***

Our business operations are subject to the cyclical and volatile nature of the supply-demand balance in the chemical and refining industries. Our future operating results are expected to continue to be affected by this cyclicality and volatility. The chemical and refining industries historically have experienced alternating periods of capacity shortages, causing prices and profit margins to increase, followed by periods of excess capacity, resulting in oversupply, declining capacity utilization rates and declining prices and profit margins.

In addition to changes in the supply and demand for products, changes in energy prices and other worldwide economic conditions can cause volatility. These factors result in significant fluctuations in profits and cash flow from period to period and over business cycles.

In addition, new capacity additions in Asia, the Middle East and North America may lead to periods of oversupply and lower profitability. A sizable number of expansions have recently been announced in North America. The timing and extent of any changes to currently prevailing market conditions are uncertain and supply and demand may be unbalanced at any time. As a consequence, we are unable to accurately predict the extent or duration of future industry cycles or their effect on our business, financial condition or results of operations. We can give no assurances as to any predictions we may make with respect to the timing, extent or duration of future industry cycles.

***We sell products in highly competitive global markets and face significant price pressures.***

We sell our products in highly competitive global markets. Due to the commodity nature of many of our products, competition in these markets is based primarily on price and, to a lesser extent, on product performance, product quality, product deliverability, reliability of supply and customer service. Generally, we are not able to protect our market position for these products by product differentiation and may not be able to pass on cost increases to our customers.

In addition, we face increased competition from companies that may have greater financial resources and different cost structures or strategic goals than us. These include large integrated oil companies (some of which also have chemical businesses), government-owned businesses, and companies that receive subsidies or other government incentives to produce certain products in a specified geographic region. Increased competition from these companies, especially in our olefin and refining businesses, could limit our ability to increase product sales prices in response to raw material and other cost increases, or could cause us to reduce product sales prices to compete effectively, which could reduce our profitability. Competitors that have greater financial resources than us may be able to invest significant capital into their businesses, including expenditures for research and development.

In addition, specialty products we produce may become commoditized over time. Increased competition could result in lower prices or lower sales volumes, which would have a negative impact on our results of operations.

***Interruptions of operations at our facilities may result in liabilities or lower operating results.***

We own and operate large-scale facilities. Our operating results are dependent on the continued operation of our various production facilities and the ability to complete construction and maintenance projects on schedule. Interruptions at our facilities may materially reduce the productivity and profitability of a particular manufacturing facility, or our business as a whole, during and after the period of such operational difficulties. In the past, we had to shut down plants on the U.S. Gulf Coast, including the temporary shutdown of our Houston refinery, as a result of hurricanes striking the Texas coast.

In addition, because the Houston refinery is our only refining operation, an outage at the refinery could have a particularly negative impact on our operating results. Unlike our chemical and polymer production facilities, which may have sufficient excess capacity to mitigate the negative impact of lost production at other facilities, we do not have the ability to increase refining production elsewhere in the U.S.

Although we take precautions to enhance the safety of our operations and minimize the risk of disruptions, our operations are subject to hazards inherent in chemical manufacturing and refining and the related storage and transportation of raw materials, products and wastes. These potential hazards include:

- pipeline leaks and ruptures;
- explosions;
- fires;
- severe weather and natural disasters;
- mechanical failure;
- unscheduled downtimes;
- supplier disruptions;
- labor shortages or other labor difficulties;
- transportation interruptions;
- increased restrictions on, or the unavailability of, water for use at our manufacturing sites or for the transport of our products or raw materials;
- remediation complications;
- chemical and oil spills;
- discharges or releases of toxic or hazardous substances or gases;
- storage tank leaks;
- other environmental risks; and
- terrorist acts.

Some of these hazards may cause severe damage to or destruction of property and equipment and may result in suspension of operations or the shutdown of affected facilities.

***Increased IT security threats and more sophisticated and targeted computer crime could pose a risk to our systems, networks, products, facilities and services.***

Increased global information security threats and more sophisticated, targeted computer crime pose a risk to the confidentiality, availability and integrity of our data, operations and infrastructure. While we attempt to mitigate these risks by employing a number of measures, including employee training, comprehensive monitoring of our networks and systems, and maintenance of backup and protective systems, our employees, systems, networks, products, facilities and services remain potentially vulnerable to sophisticated espionage or continual cyber-assault. Depending on their nature and scope, such threats could potentially lead to the compromise of confidential information, improper use of our systems and networks, manipulation and destruction of data, defective products, production downtimes and operational disruptions, which in turn could adversely affect our reputation, competitiveness and results of operations.

***We operate internationally and are subject to exchange rate fluctuations, exchange controls, political risks and other risks relating to international operations.***

We operate internationally and are subject to the risks of doing business on a global level. These risks include fluctuations in currency exchange rates, economic instability and disruptions, restrictions on the transfer of funds and the imposition of duties and tariffs. Additional risks from our multinational business include transportation delays and interruptions, war, terrorist activities, epidemics, pandemics, political instability, import and export controls, changes in governmental policies, labor unrest and current and changing regulatory environments.

We generate revenues from export sales and operations that may be denominated in currencies other than the relevant functional currency. Exchange rates between these currencies and functional currencies in recent years have fluctuated significantly and may do so in the future. We also could hedge certain revenues and costs using derivative instruments to minimize the impact of changes in the exchange rates of those currencies compared to the respective functional currencies. It is possible that fluctuations in exchange rates will result in reduced operating results. Additionally, we operate with the objective of having our worldwide cash available in the locations where it is needed, including The Netherlands for our parent company's significant cash obligations as a result of dividend and interest payments. It is possible that we may not always be able to provide cash to other jurisdictions when needed or that such transfers of cash could be subject to additional taxes, including withholding taxes. This particularly is true of transfers of cash outside of the United States, where we currently have significant cash flows from operations.

Our operating results could be negatively affected by the global laws, rules and regulations, as well as political environments in the jurisdictions in which we operate. There could be reduced demand for our products, decreases in the prices at which we can sell our products and disruptions of production or other operations. Additionally, there may be substantial capital and other costs to comply with regulations and/or increased security costs or insurance premiums, any of which could reduce our operating results.

We obtain a substantial portion of our principal raw materials from international sources that are subject to these same risks. Our compliance with applicable customs, currency exchange control regulations, transfer pricing regulations or any other laws or regulations to which we may be subject could be challenged. Furthermore, these laws may be modified, the result of which may be to prevent or limit subsidiaries from transferring cash to us.

Furthermore, we are subject to certain existing, and may be subject to possible future, laws that limit or may limit our activities while some of our competitors may not be subject to such laws, which may adversely affect our competitiveness.

***Many of our businesses depend on our intellectual property. Our future success will depend in part on our ability to protect our intellectual property rights, and our inability to do so could reduce our ability to maintain our competitiveness and margins.***

We have a significant worldwide patent portfolio of issued and pending patents. These patents, together with proprietary technical know-how, are significant to our competitive position, particularly with regard to propylene oxide, performance chemicals, petrochemicals, and polymers, including process technologies such as *Spheripol*, *Spherizone*, *Hostalen*, *Spherilene*, *Lupotech T* and *Avant* catalyst family technology rights. We rely on the patent, copyright and trade secret laws of the countries in which we operate to protect our investment in research and development, manufacturing and marketing. However, we may be unable to prevent third parties from using our intellectual property without authorization. Proceedings to protect these rights could be costly, and we may not prevail.

The protection afforded by patents varies from country to country and depends upon the type of patent and its scope of coverage. While a presumption of validity exists with respect to patents issued to us, our patents may be challenged, invalidated, circumvented or rendered unenforceable. As patents expire, the products and processes described and claimed under those patents become generally available for use by competitors.

Our continued growth strategy may bring us to regions of the world where intellectual property protection may be limited and difficult to enforce. In addition, patent rights may not prevent our competitors from developing, using or selling products that are similar or functionally equivalent to our products. Moreover, our competitors or other third parties may obtain patents that restrict or preclude our ability to lawfully produce or sell our products in a competitive manner, which could result in significantly lower revenues, reduced profit margins or loss of market share.

We also rely upon unpatented proprietary know-how and continuing technological innovation and other trade secrets to develop and maintain our competitive position. While it is our policy to enter into confidentiality agreements with our employees and third parties to protect our intellectual property, these confidentiality agreements may be breached, may not provide meaningful protection or adequate remedies may not be available. Additionally, others could obtain knowledge of our trade secrets through independent development or other access by legal or illegal means.

The failure of our patents or confidentiality agreements to protect our processes, apparatuses, technology, trade secrets or proprietary know-how could result in significantly lower revenues, reduced profit margins and cash flows and/or loss of market share. We also may be subject to claims that our technology, patents or other intellectual property infringes on a third party's intellectual property rights. Unfavorable resolution of these claims could result in restrictions on our ability to deliver the related service or in a settlement that could be material to us.

***Shared control or lack of control of joint ventures may delay decisions or actions regarding the joint ventures.***

A portion of our operations are conducted through joint ventures, where control may be exercised by or shared with unaffiliated third parties. We cannot control the actions of our joint venture partners, including any nonperformance, default or bankruptcy of joint venture partners. The joint ventures that we do not control may also lack adequate internal controls systems or financial reporting systems to provide adequate and timely information for our reporting purposes.

In the event that any of our joint venture partners do not observe their obligations, it is possible that the affected joint venture would not be able to operate in accordance with our business plans. As a result, we could be required to increase our level of commitment in order to give effect to such plans. Differences in views among the joint venture participants also may result in delayed decisions or in failures to agree on major matters, potentially adversely affecting the business and operations of the joint ventures and in turn our business and operations.

***We cannot predict with certainty the extent of future costs under environmental, health and safety and other laws and regulations, and cannot guarantee they will not be material.***

We may face liability arising out of the normal course of business, including alleged personal injury or property damage due to exposure to chemicals or other hazardous substances at our current or former facilities or chemicals that we manufacture, handle or own. In addition, because our products are components of a variety of other end-use products, we, along with other members of the chemical industry, are subject to potential claims related to those end-use products. Any substantial increase in the success of these types of claims could negatively affect our operating results.

We (together with the industries in which we operate) are subject to extensive national, regional, state and local environmental laws, regulations, directives, rules and ordinances concerning

- emissions to the air;
- discharges onto land or surface waters or into groundwater; and
- the generation, handling, storage, transportation, treatment, disposal and remediation of hazardous substances and waste materials.

Many of these laws and regulations provide for substantial fines and potential criminal sanctions for violations. Some of these laws and regulations are subject to varying and conflicting interpretations. In addition, some of these laws and regulations require us to meet specific financial responsibility requirements. Any substantial liability for environmental damage could have a material adverse effect on our financial condition, results of operations and cash flows.

Although we have compliance programs and other processes intended to ensure compliance with all such regulations, we are subject to the risk that our compliance with such regulations could be challenged. Non-compliance with certain of these regulations could result in the incurrence of additional costs, penalties or assessments that could be material.

***Our industry is subject to extensive government regulation, and existing, or future regulations may restrict our operations, increase our costs of operations or require us to make additional capital expenditures.***

Compliance with regulatory requirements could result in higher operating costs, such as regulatory requirements relating to emissions, the security of our facilities, and the transportation, export or registration of our products. We generally expect that regulatory controls worldwide will become increasingly more demanding, but cannot accurately predict future developments.

Increasingly strict environmental laws and inspection and enforcement policies, could affect the handling, manufacture, use, emission or disposal of products, other materials or hazardous and non-hazardous waste. Stricter environmental, safety and health laws, regulations and enforcement policies could result in increased operating costs or capital expenditures to comply with such laws and regulations. Additionally, we are required to have permits for our businesses and are subject to licensing regulations. These permits and licenses are subject to renewal, modification and in some circumstances, revocation. Further, the permits and licenses are often difficult, time consuming and costly to obtain and could contain conditions that limit our operations.

***We may incur substantial costs to comply with climate change legislation and regulatory initiatives.***

There has been a broad range of proposed or promulgated state, national and international laws focusing on greenhouse gas ("GHG") reduction. These proposed or promulgated laws apply or could apply in countries where we have interests or may have interests in the future. Laws in this field continue to evolve and, while they are likely to be increasingly widespread and stringent, at this stage it is not possible to accurately estimate either a timetable for implementation or our future compliance costs relating to implementation. Within the framework of EU emissions trading, we were allocated certain allowances of carbon dioxide per year for the affected plants of our European sites for the 2005 to 2007 period. For the second trading period (2008 to 2012), a number of our plants were included in the Europe-wide trading system. We expect to incur additional costs as a result of the existing emissions trading scheme (including the third trading period starting in 2013) and could incur additional costs in relation to any future carbon or other greenhouse gas emission trading schemes. The costs could be higher to the extent that we decide to sell credits that we need in the future.

In the U.S., the Environmental Protection Agency (the "EPA") has promulgated federal GHG regulations under the Clean Air Act affecting certain sources. The EPA has issued mandatory GHG reporting requirements, requirements to obtain GHG permits for certain industrial plants and proposals for GHG performance standards for some facilities. The recent EPA action could be a precursor to further federal regulation of carbon dioxide emissions and other greenhouse gases, and may affect the outcome of other climate change lawsuits pending in U.S. federal courts in a manner unfavorable to our industry. In any event, additional regulation may be forthcoming at the U.S. federal or state level with respect to GHG emissions, and such regulation could result in the creation of additional costs in the form of taxes or required acquisition or trading of emission allowances.

Compliance with these or other changes in laws, regulations and obligations that create a GHG emissions trading scheme or GHG reduction policies generally could significantly increase our costs or reduce demand for products we produce. Additionally, compliance with these regulations may result in increased permitting necessary for the operation of our business or for any of our growth plans. Difficulties in obtaining such permits could have an adverse effect on our future growth. Therefore, any future potential regulations and legislation could result in increased compliance costs, additional operating restrictions or delays in implementing growth projects or other capital investments, and could have a material adverse effect on our business and results of operations.

***We may be required to record material charges against our earnings due to any number of events that could cause impairments to our assets.***

We may be required to reduce production at or idle facilities for extended periods of time or exit certain businesses as a result of the cyclical nature of our industry. Specifically, oversupplies of or lack of demand for particular products or high raw material prices may cause us to reduce production. We may choose to reduce production at certain facilities because we have off-take arrangements at other facilities, which make any reductions or idling unavailable at those facilities. Any decision to permanently close facilities or exit a business likely would result in impairment and other charges to earnings.

Temporary outages at our facilities can last for several quarters and sometimes longer. These outages could cause us to incur significant costs, including the expenses of maintaining and restarting these facilities. In addition, even though we may reduce production at facilities, we may be required to continue to purchase or pay for utilities or raw materials under take-or-pay supply agreements.

***Our business is capital intensive and we rely on cash generated from operations and external financing to fund our growth and ongoing capital needs. Limitations on access to external financing could adversely affect our operating results.***

We require significant capital to operate our current business and fund our growth strategy. Moreover, interest payments, dividends and the expansion of our business or other business opportunities may require significant amounts of capital. We believe that our cash from operations currently will be sufficient to meet these needs. However, if we need external financing, our access to credit markets and pricing of our capital is dependent upon maintaining sufficient credit ratings from credit rating agencies and the state of the capital markets generally. There can be no assurances that we would be able to incur indebtedness on terms we deem acceptable, and it is possible that the cost of any financings could increase significantly, thereby increasing our expenses and decreasing our net income. If we are unable to generate sufficient cash flow or raise adequate external financing, including as a result of significant disruptions in the global credit markets, we could be forced to restrict our operations and growth opportunities, which could adversely affect our operating results.

We may use our five-year, $2.0 billion revolving credit facility to meet our cash needs, to the extent available. As of December 31, 2012, we had no borrowings and $48 million of letters of credit issued and supported by the facility, leaving an unused and available credit capacity of $1,949 million. In the event of a default under our credit facility or any of our senior notes, we could be required to immediately repay all outstanding borrowings and make cash deposits as collateral for all obligations the facility supports, which we may not be able to do. Any default under any of our credit arrangements could cause a default under many of our other credit agreements and debt instruments. Without waivers from lenders party to those agreements, any such default could have a material adverse effect on our ability to continue to operate.

***Certain activities related to a former project raise compliance issues under U.S. law.***

We have identified an agreement related to a former project in Kazakhstan under which a payment was made that raises compliance concerns under the U.S. Foreign Corrupt Practices Act (the "FCPA"). We have engaged outside counsel to investigate these activities, under the oversight of the Audit Committee of the Supervisory Board, and to evaluate internal controls and compliance policies and procedures. We made a voluntary disclosure of these matters to the U.S. Department of Justice and are cooperating fully with that agency. We cannot predict the ultimate outcome of these matters at this time since our investigations are ongoing. In this respect, we may not have conducted business in compliance with the FCPA and may not have had policies and procedures in place adequate to ensure compliance. Therefore, we cannot reasonably estimate a range of liability for any potential penalty resulting from these matters. Violations of these laws could result in criminal and civil liabilities and other forms of penalties or sanctions that could be material to us.

***Legislation and regulatory initiatives could lead to a decrease in demand for our products.***

New or revised governmental regulations and independent studies relating to the effect of our products on health, safety and the environment may affect demand for our products and the cost of producing our products. Initiatives by governments and private interest groups will potentially require increased toxicological testing and risk assessments of a wide variety of chemicals, including chemicals used or produced by us. For example, in the United States, the National Toxicology Program ("NTP") is a federal interagency program that seeks to identify and select for study chemicals and other substances to evaluate potential human health hazards. In the European Union, REACh is regulation designed to identify the intrinsic properties of chemical substances, assess hazards and risks of the substances, and identify and implement the risk management measures to protect humans and the environment.

Assessments under NTP, REACh or similar programs or regulations in other jurisdictions may result in heightened concerns about the chemicals we use or produce and may result in additional requirements being placed on the production, handling, labeling or use of those chemicals. Such concerns and additional requirements could also increase the cost incurred by our customers to use our chemical products and otherwise limit the use of these products, which could lead to a decrease in demand for these products. Such a decrease in demand could have an adverse impact on our business and results of operations.

***A substantial portion of our ordinary shares are owned by a few persons, and their interests in LyondellBasell Industries N.V. may conflict with other stakeholders' interests.***

As of February 1, 2013, two separate groups of affiliated shareholders collectively own approximately 34% of our outstanding ordinary shares. Under Dutch law, there are no quorum requirements for shareholder voting and most matters are approved or adopted by a majority of votes cast. As a result, as long as these shareholders or any other substantial shareholder own, directly or indirectly, a substantial portion of our outstanding shares, they will be able to significantly influence all matters requiring shareholder approval, including amendments to our Articles of Association, the election of directors, significant corporate transactions, dividend payments and other matters. These shareholders may have interests that conflict with other stakeholders, including holders of our notes, and actions may be taken that other stakeholders do not view as beneficial.

Additionally, these shareholders are party to nomination agreements that entitle each of the shareholders to cause our Supervisory Board to nominate for election members to our Supervisory Board for so long as the shareholder owns specified percentages of our ordinary shares.

***Our success depends upon our ability to attract and retain key employees and the identification and development of talent to succeed senior management.***

Our success depends on our ability to attract and retain key personnel, and we rely heavily on our management team. The inability to recruit and retain key personnel or the unexpected loss of key personnel may adversely affect our operations. In addition, because of the reliance on our management team, our future success depends in part on our ability to identify and develop talent to succeed senior management. The retention of key personnel and appropriate senior management succession planning will continue to be critically important to the successful implementation of our strategies.

***We may not be able to fully or successfully implement our ongoing plans to improve and globally integrate our business processes and functions.***

We continue to seek ways to drive greater productivity, flexibility and cost savings. In particular, we are working towards the improvement and global integration of our business processes and functions. As part of these efforts, we have been centralizing certain functions, implementing new information technology, and integrating our existing information technology systems.

Our ongoing implementation of organizational improvements is made more difficult by our need to coordinate geographically dispersed operations. Inabilities and delays in implementing improvements can negatively affect our ability to realize projected or expected cost savings. In addition, the process of organizational improvements may cause interruptions of, or loss of momentum in, the activities of our businesses. It may also result in the loss of personnel or other labor issues. These issues, as well as any information technology systems failures, also could impede our ability to timely collect and report financial results in accordance with applicable laws and regulations.

Additionally, from time to time certain aspects of our business processes may be outsourced to third parties. The processes, or the portions thereof, that are outsourced generally will tend to be labor intensive transactional activities. Although we make a diligent effort to ensure that all providers of outsourced services observe proper internal control practices and procedures, we cannot assure that failures will not occur. The failure of such third parties to provide adequate services could adversely affect our results of operations, liquidity, or our ability to provide adequate financial and management reporting.

***Significant changes in pension fund investment performance or assumptions relating to pension costs may adversely affect the valuation of pension obligations, the funded status of pension plans, and our pension cost.***

Our pension cost is materially affected by the discount rate used to measure pension obligations, the level of plan assets available to fund those obligations at the measurement date and the expected long-term rate of return on plan assets. Significant changes in investment performance or a change in the portfolio mix of invested assets may result in corresponding increases and decreases in the valuation of plan assets, particularly equity securities, or in a change of the expected rate of return on plan assets. Any change in key actuarial assumptions, such as the discount rate, would impact the valuation of pension obligations, affecting the reported funded status of our pension plans as well as the net periodic pension cost in the following fiscal years.

Certain of our current pension plans have projected benefit obligations that exceed the fair value of the plan assets. As of December 31, 2012, the aggregate deficit was $1,121 million. Any declines in the fair values of the pension plans assets could require additional payments by us in order to maintain specified funding levels.

Our pension plans are subject to legislative and regulatory requirements of applicable jurisdictions, which could include, under certain circumstances, local governmental authority to terminate the plan.

***Our operations could be adversely affected by labor relations.***

The vast majority of our employees located in Europe and South America are represented by labor unions and works councils. Approximately 800 of our employees located in North America are represented by labor unions.

Our operations have been in the past, and may be in the future, significantly and adversely affected by strikes, work stoppages and other labor disputes.

### Item 1B. Unresolved Staff Comments.

None.

### Item 3. Legal Proceedings.

#### Environmental Matters

From time to time we and our joint ventures receive notices or inquiries from federal, state or local governmental entities regarding alleged violations of environmental laws and regulations pertaining to, among other things, the disposal, emission and storage of chemical and petroleum substances, including hazardous wastes. Item 103 of the SEC's Regulation S-K requires disclosure of certain environmental matters when a governmental authority is a party to the proceedings and the proceedings involve potential monetary sanctions that we reasonably believe could exceed $100,000. There were no such matters pending as of December 31, 2012.

#### Litigation and Other Matters

Information regarding our litigation and other legal proceedings can be found in Note 19, *Commitments and Contingencies*, to the Consolidated Financial Statements.

### Item 4. Mine Safety Disclosures.

Not applicable.

#### Disclosure pursuant to Section 219 of the Iran Threat Reduction & Syria Human Rights Act

Certain non-U.S. subsidiaries of our predecessor, LyondellBasell AF, licensed processes to construct and operate manufacturing plants in Iran that produce polyolefin plastic material, which is used in the packaging of household and consumer goods. The subsidiaries also provided engineering support and supplied catalyst products to be used in these manufacturing operations. In 2009, the Company made the decision to suspend the pursuit of any new business dealings in Iran.

As previously disclosed by the Company, in 2010, our management made the further decision to terminate all business by the Company and its direct and indirect subsidiaries with the government, entities and individuals in Iran. The termination was made in accordance with all applicable laws and with the knowledge of U.S. Government authorities. As part of the termination, we entered into negotiations with Iranian counterparties in order to exit our contractual obligations. As described below, two transactions occurred under settlement agreements in early 2012, although the agreements to cease our activities with these counterparties were entered into in 2011. In January 2012, one of our non-U.S. subsidiaries received a final payment of approximately €3.5 million for a shipment of catalyst from an entity that is 50% owned by the National Petrochemical Company of Iran.

Our shipment of the catalyst was in February 2012 as part of the agreement related to our termination and cessation of all business under agreements with the counterparty. In 2012, the gross revenue from this limited activity was approximately, €4.2 million and profit attributable to it was approximately, €2.4 million.

In January and February of 2012, one of the Company's non-U.S. subsidiaries provided certain engineering documents relating to a polyolefin plastic process to a licensee comprising three Iranian companies, one of which is 20% owned by the National Oil Company of Iran. The provision of documents was the Company's final act with respect to the termination and cessation of all business under agreements with the counterparties. No gross revenue or profit was attributable to this activity in 2012. The transactions disclosed in this report do not constitute violations of applicable anti-money laundering laws or sanctions laws administered by the U.S. Department of the Treasury, Office of Foreign Assets Control (OFAC), and are not the subject of any enforcement actions under the Iran sanction laws.

We have not conducted, and do not intend to conduct, any further business activities in Iran or with Iranian counterparties.

## PART II

### Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

#### Market Information

Our shares were listed on the NYSE on October 14, 2010 under the symbol "LYB." The high and low sales prices for our ordinary shares for the two most recent fiscal years are shown in the table below.

| | High | Low |
|---|---|---|
| **2011** | | |
| First Quarter | $41.12 | $33.57 |
| Second Quarter | 48.12 | 35.84 |
| Third Quarter | 41.93 | 24.41 |
| Fourth Quarter | 36.96 | 22.90 |
| **2012** | | |
| First Quarter | $46.39 | $33.11 |
| Second Quarter | 46.13 | 35.97 |
| Third Quarter | 53.77 | 38.44 |
| Fourth Quarter | 57.16 | 44.87 |

#### Holders

As of February 8, 2013, there were approximately 5,400 record holders of our shares, including Cede & Co. as nominee of the Depository Trust Company.

#### Dividends

The Company made the following dividend payments in 2011 and 2012:

| | Dividends Paid Per Ordinary Share | Dividend Type |
|---|---|---|
| **2011** | | |
| September 7, 2011 | $0.20 | Interim |
| December 16, 2011 | 0.25 | Interim |
| December 16, 2011 | 4.50 | Special |
| **2012** | | |
| March 8, 2012 | $0.25 | Interim |
| May 17, 2012 | 0.40 | Interim |
| August 30, 2012 | 0.40 | Interim |
| December 11, 2012 | 0.40 | Interim |
| December 11, 2012 | 2.75 | Special |

The payment of dividends or distributions in the future will be subject to the requirements of Dutch law and the discretion of our shareholders (in the case of annual dividends), our Management Board and Supervisory Board. The declaration of any future cash dividends and, if declared, the amount of any such dividends, will depend upon general business conditions, our financial condition, our earnings and cash flow, our capital requirements, financial covenants and other contractual restrictions on the payment of dividends or distributions.

There can be no assurance that any dividends or distributions will be declared or paid in the future.

**Dutch Tax Considerations**

We are a public company with limited liability (*naamloze vennootschap*) incorporated under Dutch law. In general, we must withhold tax (dividend tax) from dividends distributed on our ordinary shares at the rate of 15%. Dividends include, without limitation:

- distributions of profits (including paid-in capital not recognized for dividend tax purposes) in cash or in kind, including deemed and constructive dividends;
- liquidation distributions and, generally, proceeds realized upon a repurchase of our ordinary shares or upon the transfer of our ordinary shares to our direct or indirect subsidiary, in excess of the average paid-in capital recognized for dividend tax purposes;
- the par value of ordinary shares issued or any increase in the par value of ordinary shares, except where such increase in the par value of ordinary shares is funded out of our paid-in capital recognized for dividend tax purposes; and
- repayments of paid-in capital recognized for dividend tax purposes up to the amount of our profits (*zuivere winst*) unless our general meeting of shareholders has resolved in advance that we shall make such repayments and the par value of the ordinary shares concerned has been reduced by a corresponding amount through an amendment of our articles of association.

A holder of ordinary shares which is, is deemed to be, or, in case the holder is an individual, has elected to be treated as, resident in The Netherlands for the relevant tax purposes is generally entitled to credit the dividend tax withheld against such holder's tax liability on income and capital gains or, in certain cases, to apply for a full refund of the dividend tax withheld.

A holder of ordinary shares which is not, is not deemed to be, and, in case the holder is an individual, has not elected to be treated as, resident in The Netherlands for the relevant tax purposes may be eligible for a partial or full exemption or refund of the dividend tax under an income tax convention in effect between The Netherlands and the holder's country of residence or under Dutch domestic rules.

Dividend distributions to a U.S. holder of our ordinary shares (with an interest of less than 10% of the voting rights in our company) are subject to 15% dividend withholding tax, which is equal to the rate such U.S. holder could be entitled to under the current income tax treaty between the Netherlands and the United States (the "Treaty"). As such, there is no need to claim a refund of the excess of the amount withheld over the Treaty rate.

Under the Treaty, dividends paid by us to certain U.S. corporate shareholders holding directly at least 10% of the voting rights in our company are generally eligible for a reduction of the 15% withholding tax to 5%. Under certain circumstances and subject to various conditions, the Treaty provides for a full exemption or refund from dividend tax. Dividends received by exempt pension organizations and exempt organizations, as defined in the Treaty, may also be entitled to a full exemption or refund from dividend tax.

Under the terms of domestic anti-dividend stripping rules, a recipient of dividends distributed on our ordinary shares is not entitled to an exemption from, reduction, refund, or credit of dividend tax if the recipient is not the beneficial owner of such dividends within the meaning of such rules.

Generally, any payments of interest and principal by us on debt have been made free of withholding or deduction for any taxes imposed, levied, withheld or assessed by The Netherlands or any political subdivision or taxing authority thereof or therein.

The issuance or transfer of our ordinary shares, and payments made with respect to our ordinary shares, has not been subject to value added tax in The Netherlands.

The subscription, issue, placement, allotment, delivery, transfer or execution of ordinary shares have not been subject to registration tax, capital tax, customs duty, transfer tax, stamp duty, or any other similar tax or duty in The Netherlands.

### Performance Graph

The graph below shows the relative investment performance of LyondellBasell Industries N.V. shares, the S&P 500 Index and the S&P 500 Chemicals Index since April 30, 2010, the first date on which we had issued capital as a publicly traded company. The graph assumes that $100 was invested on April 30, 2010 and any dividends paid were reinvested at the date of payment. The graph is presented pursuant to SEC rules and is not meant to be an indication of our future performance.



COMPARISON OF CUMULATIVE TOTAL RETURN
$350
$300
$250
$200
$150
$100
$50
$0
4/30/10
6/30/10
12/31/10
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12/31/11
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LyondellBasell Industries N.V.
S&P 500 Index
S&P 500 Chemicals Index


| | 4/30/2010 | 6/30/2010 | 12/31/2010 | 6/30/2011 | 12/31/2011 | 6/30/2012 | 12/31/2012 |
|---|---|---|---|---|---|---|---|
| **LyondellBasell Industries N.V.** | $100 | $72.42 | $154.26 | $173.13 | $168.22 | $211.83 | $321.94 |
| **S&P 500 Index** | $100 | $87.20 | $107.49 | $113.96 | $109.76 | $120.17 | $127.32 |
| **S&P 500 Chemicals Index** | $100 | $83.42 | $117.58 | $128.20 | $116.10 | $132.96 | $143.51 |

### Recent Sales of Unregistered Securities

During the quarter ended December 31, 2012, we issued 85,451 shares upon exercise of warrants. The warrants originally were issued on April 30, 2010 with an exercise price of $15.90 per share. Pursuant to the terms of the warrant agreements, the exercise price was adjusted to $13.765 on November 25, 2011 as a result of the payment of a special dividend on December 16, 2011 and further adjusted to $13.055 on November 19, 2012 as a result of the payment of our special dividend on December 11, 2012. Warrants for all 85,451 shares were exercised pursuant to a "cashless exercise" procedure pursuant to which we withhold shares that would otherwise be issued to the warrant holder in payment of the exercise price. As a result, we received no proceeds from these exercises.

The issuance of the warrants and the shares issued upon exercise of the warrants were exempt from the registration requirements of Section 5 of the Securities Act and any other applicable laws pursuant to Section 1145 of the Bankruptcy Code, which generally exempts distributions of securities in connection with plans of reorganization.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering.

**Issuer Purchases of Equity Securities**

| Period | Total Number of Shares Purchased (1) | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Maximum Number (or Approximate Dollar Value) of Shares That May Yet Be Purchased Under the Plans or Programs |
|---|---|---|---|---|
| October 1 – October 31 | — | — | — | — |
| November 1 – November 30 | 90,358 | $52.78 | — | — |
| December 1 – December 31 | 94,876 | $54.37 | — | — |
| Total | 185,234 | $53.59 | — | — |

(1) Pursuant to the terms of our CEO's restricted stock award agreement, if certain shareholders affect sales of their shares, the CEO will automatically vest in a percentage of his restricted stock. On November 7, 2012 and December 10, 2012 affiliates of Apollo Management Holdings L.P. sold 20 million and 21 million shares, respectively, of the Company. As a result of these sales, our CEO automatically vested in 247,897 and 260,292 shares, respectively, of his restricted stock. Of the shares vested, the Company withheld 90,358 and 94,876 shares, respectively, to satisfy tax withholding obligations. The staff of the SEC takes the position that withholding of restricted stock to pay taxes due upon vesting involves a reacquisition of outstanding shares that must be reported as repurchase of equity securities under this Item.

## Item 6. Selected Financial Data.

See Management's Discussion and Analysis of Financial Condition and Results of Operations for a discussion of factors that will enhance an understanding of this data.

The following selected financial data of the Company and its predecessor, LyondellBasell AF, should be read in conjunction with the Consolidated Financial Statements and related notes thereto and "— Management's Discussion and Analysis of Financial Condition and Results of Operations," below. The selected financial data of the Company and the Predecessor were derived from their consolidated financial statements. Those financial statements were prepared from the books and records of LyondellBasell AF for periods through April 30, 2010 and of the Company upon emergence from bankruptcy after that date. As discussed elsewhere in this annual report on Form 10-K, we became the successor parent holding company of the subsidiaries of LyondellBasell AF and the reporting entity upon completion of the bankruptcy proceedings. Financial information is reported for the Company as the successor on a basis different from financial information of the predecessor, LyondellBasell AF. As a result of the application of fresh-start accounting and restructuring activities pursuant to the Plan of Reorganization, the Successor period is not comparable to the Predecessor period.

| | Successor | | | Predecessor | | |
|---|---|---|---|---|---|---|
| | Year Ended December 31, | | May 1 through December 31, | January 1 through April 30, | Year Ended December 31, | |
| **In millions of dollars, except per share data** | **2012** | **2011** | **2010** | **2010** | **2009** | **2008** |
| **Results of operations data:** | | | | | | |
| Sales and other operating revenues | $45,352 | $48,183 | $26,132 | $12,807 | $29,008 | $48,130 |
| Operating income (loss)[(a)] | 4,676 | 4,337 | 2,292 | 704 | 487 | (5,729) |
| Interest expense | (655) | (1,044) | (539) | (711) | (1,794) | (2,476) |
| Income (loss) from equity investments[(b)] | 143 | 216 | 86 | 84 | (181) | 38 |
| Income (loss) from continuing operations[(c)] | 2,858 | 2,472 | 1,561 | 8,262 | (2,685) | (7,138) |
| Earnings per share from continuing operations: | | | | | | |
| Basic | 5.01 | 4.34 | 2.76 | | | |
| Diluted | 4.96 | 4.32 | 2.75 | | | |
| Income (loss) from discontinued operations, net of tax | (24) | (332) | 19 | 242 | (186) | (190) |
| Earnings (loss) per share from discontinued operations: | | | | | | |
| Basic | (0.04) | (0.58) | 0.03 | | | |
| Diluted | (0.04) | (0.58) | 0.03 | | | |
| **Balance sheet data:** | | | | | | |
| Total assets | 24,220 | 22,839 | 25,302 | | 27,761 | 28,651 |
| Short-term debt | 95 | 48 | 42 | | 6,182 | 774 |
| Long-term debt[(d)] | 4,305 | 3,984 | 6,040 | | 802 | 23,195 |
| Cash and cash equivalents | 2,732 | 1,065 | 4,222 | | 558 | 858 |
| Accounts receivable | 3,904 | 3,778 | 3,747 | | 3,287 | 2,585 |
| Inventories | 5,075 | 5,499 | 4,824 | | 3,277 | 3,314 |
| Working capital | 5,694 | 5,863 | 5,810 | | 4,436 | 3,237 |
| Liabilities subject to compromise | — | — | — | | 22,494 | — |
| **Cash flow data:** | | | | | | |
| Cash provided by (used in): | | | | | | |
| Operating activities | 4,787 | 2,860 | 2,968 | (925) | (787) | 1,090 |
| Investing activities | (1,013) | (1,021) | (323) | (224) | (611) | (1,884) |
| Expenditures for property, plant and equipment | (1,060) | (1,050) | (466) | (226) | (779) | (1,000) |
| Financing activities | (2,145) | (4,955) | (1,194) | 3,315 | 1,101 | 1,083 |
| **Dividends paid per share** | 4.20 | 5.05 | | | | |

(a) Operating income for 2012 includes benefits of $100 million associated with insurance settlements related to Hurricane Ike, $28 million related to the reversal of a reserve established at emergence for an unfavorable monomer contract and $24 million for a recovery related to a former employee who plead guilty to fraud. Also included in our 2012 operating income were charges of $53 million related to restructuring activities in Europe and $22 million for the impairment of assets at our Wesseling, Germany site. Operating income for 2011 includes $93 million of corporate restructuring charges and $23 million of impairment charges related to certain in-process research and design projects. Operating income for the eight months ended 2010 includes lower of cost or market charges of $42 million to adjust the value of inventory to market value and a charge of $64 million related to a dispute over an environmental liability. Operating income for the year ended December 31, 2009 includes a $44 million charge for impairment of the carrying value of surplus emission allowances related to highly-reactive volatile organic compounds and an adjustment that increased operating income by $65 million related to the overstatement of a goodwill impairment in 2008. The operating loss for the year ended December 31, 2008 includes charges of $4,982 million for the impairment of goodwill and lower of cost or market charges of $1,256 million to adjust the value of inventory to market value.

(b) Loss from equity investments for the year ended December 31, 2009 includes pre-tax charges of $228 million for impairment of the carrying value of our investments in certain joint ventures.

(c) Income from continuing operations for the year ended December 31, 2012 includes after-tax benefits of $64 million, $28 million and $15 million related to insurance settlements for Hurricane Ike damages, reversal of a monomer contract reserve and a legal recovery, respectively. In addition, income from continuing operations in 2012 also includes after-tax charges of $210 million for premiums and charges on the early repayment of debt, $36 million related to restructuring activities in Europe and $15 million for the impairment of assets at our Wesseling, Germany site. Income from continuing operations for the year ended December 31, 2011 includes after-tax premiums and charges on early repayment of debt of $279 million. In addition, income from continuing operations in 2011 includes after-tax corporate restructuring charges of $77 million, after-tax impairment charges of $18 million relating to certain in-process research and design projects, after-tax fair value charges related to our warrants of $37 million, partially offset by a $26 million after-tax gain on the sale of surplus precious metals. Income from continuing operations for the eight months ended December 31, 2010 included an after-tax charge of $15 million related to reorganization items and after-tax fair value charges related to our warrants of $114 million. The four months ended April 30, 2010 included after-tax income of $8,376 million related to reorganization items. Loss from continuing operations for the year ended December 31, 2009 included after-tax charges of $1,925 million related to reorganization items and $148 million for the impairment of the carrying value of our investments in certain joint ventures, partially offset by $78 million of involuntary conversion gains related to insurance proceeds for damages sustained in 2005 at a polymers plant in Münchsmünster, Germany. Loss from continuing operations for the year ended December 31, 2008 included after-tax charges of $4,982 million related to the impairment of goodwill and $816 million to adjust the value of inventory to market value, all of which were partially offset by $51 million of involuntary conversion gains related to insurance proceeds for damages sustained at the Münchsmünster polymers plant.

(d) Includes current maturities of long-term debt.

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

### GENERAL

This discussion should be read in conjunction with the information contained in our Consolidated Financial Statements, and the notes thereto contained elsewhere in this report. When we use the terms "we," "us," "our" or similar words in this discussion, unless the context otherwise requires, we are referring to LyondellBasell Industries N.V. and its consolidated subsidiaries. We also refer to the Company as "LyondellBasell N.V.," the "Successor Company" and the "Successor."

In addition to comparisons of current operating results with the same period in the prior year, we have included, as additional disclosure, certain "trailing quarter" comparisons of fourth quarter 2012 operating results to third quarter 2012 operating results. Our businesses' results are impacted by seasonal effects and are highly cyclical. Trailing quarter comparisons may offer important insight into current business direction.

References to industry benchmark prices or costs, including the weighted average cost of ethylene production, are generally to industry prices and costs from third-party consulting data. References to industry benchmarks for refining and oxyfuels market margins are to industry prices reported by Platts, a reporting service of The McGraw-Hill Companies. References to industry benchmark prices for crude oil and natural gas are to Bloomberg.

### OVERVIEW

Our performance is driven by, among other things, global economic conditions generally and their impact on demand for our products, raw material and energy prices, and industry-specific issues, such as production capacity. Our businesses are generally subject to the cyclicality and volatility seen in the chemicals and refining industries.

Our ability to maintain strong performance in a volatile economic environment, including continued uncertainties caused by recessionary conditions in Europe and the reduced growth outlook for China, is reflected in our 2012 results of operations. We continue to focus on safe, reliable operations; cost reductions, particularly in Europe; and disciplined growth. We believe this strategy allows us to generate solid results even while facing challenges due to external factors. Significant items that affected 2012 results include:

- The continued benefit in the U.S. from an abundance of low cost natural gas and natural gas liquids ("NGLs") supply;
- Volatile raw materials costs in Europe rose more rapidly than our sales prices in the last half of 2012, reversing the second quarter benefit to olefins margins from falling prices in that region; and
- A high butane to gasoline spread that led to exceptionally strong oxyfuels results.

Other noteworthy items during 2012 include the following:

- We increased our interim dividend from $0.25 to $0.40 in the second quarter 2012;
- We declared a special dividend of $2.75 per share, which was paid on December 11, 2012 to shareholders of record on November 19, 2012 in addition to an aggregate of interim dividends of $1.45 per share throughout the year;
- LyondellBasell N.V. was included in the Standard & Poor's 500 Index following the close of market on September 4, 2012;
- We entered into a $1 billion U. S. accounts receivable securitization facility in September 2012;
- We completed the refinancing of nearly $3 billion of our debt with new debt issuances of unsecured senior notes bearing interest at lower rates, significantly improving our debt structure and replaced our $2 billion Senior Secured Asset-Based Credit Agreement ("ABL credit facility") with an unsecured revolving credit facility during the first six months of 2012; and
- We ceased the under-performing operations at the Berre refinery in early January 2012.

Following the Company's emergence from bankruptcy, on May 1, 2010 we adopted fresh-start accounting. To ensure a proper analysis of the year over year results, the effects of fresh-start accounting on the Successor period are specifically addressed throughout this discussion. References in the following discussions to the "Company" for periods prior to April 30, 2010, the Emergence Date, are to the Predecessor Company, LyondellBasell AF and, for periods after the Emergence Date, to the Successor Company, LyondellBasell N.V. For additional information on the impact of our reorganization on our results, please see the "*Emergence*" section below.

Results of operations for the Successor and Predecessor periods discussed in these "Results of Operations" are presented in the table below.

| | Successor | | | Predecessor |
|---|---|---|---|---|
| Millions of dollars | Year Ended December 31, 2012 | Year Ended December 31, 2011 | May 1 through December 31, 2010 | January 1 through April 30, 2010 |
| Sales and other operating revenues | $45,352 | $48,183 | $26,132 | $12,807 |
| Cost of sales | 39,595 | 42,732 | 23,183 | 11,744 |
| Selling, general and administrative expenses | 909 | 918 | 558 | 304 |
| Research and development expenses | 172 | 196 | 99 | 55 |
| Operating income | 4,676 | 4,337 | 2,292 | 704 |
| Interest expense | (655) | (1,044) | (539) | (711) |
| Interest income | 15 | 37 | 17 | 5 |
| Other income (expense), net | 2 | 30 | (102) | (259) |
| Income from equity investments | 143 | 216 | 86 | 84 |
| Reorganization items | 4 | (45) | (23) | 7,124 |
| Provision for (benefit from) income taxes | 1,327 | 1,059 | 170 | (1,315) |
| Income from continuing operations | 2,858 | 2,472 | 1,561 | 8,262 |
| Income (loss) from discontinued operations, net of tax | (24) | (332) | 19 | 242 |
| Net income | $ 2,834 | $ 2,140 | $ 1,580 | $ 8,504 |

## RESULTS OF OPERATIONS

**Revenues**—We had revenues of $45,352 million in 2012, $48,183 million in 2011 and $38,939 million in 2010. Revenues decreased $2,831 million, or 6%, in 2012 compared to 2011. Lower sales volumes were responsible for a 2% decrease in revenues in 2012, while lower average product prices contributed 4% to the revenue decrease in 2012. Lower NGL feedstock prices contributed to the lower average sales prices for olefins and polyolefins in the O&P—Americas segment. Sales volumes in 2012 were lower than in 2011, primarily in European olefins and polyethylene and in refining. Weak economic conditions in Europe, turnaround activity at our cracker in Wesseling, Germany, and the resale of crude oil in 2011 to take advantage of favorable crude purchases were the main factors in the reduced level of sales volumes in 2012.

Revenues in 2011 increased $9,244 million, or 24%, compared to 2010. Higher average sales prices, which reflect higher crude oil prices, higher raw material costs and improved supply/demand fundamentals in the O&P—Americas and I&D segments were responsible for a 19% increase in revenues. The effect of higher sales volumes, primarily at the Houston refinery, was responsible for a 5% increase in revenues.

**Cost of Sales**—Cost of sales were $39,595 million in 2012, $42,732 million in 2011 and $34,927 million in 2010. The $3,137 million decrease in cost of sales in 2012 compared to 2011 was primarily due to lower prices of NGL-based raw materials, particularly ethane, used in North American olefins and the lower prices of ethylene and propylene used in North American polyolefins. Falling raw material costs, including butane, methanol and ethanol, used in oxyfuels also benefited costs of sales in the I&D segment. These lower costs were partially offset by higher naphtha feedstock costs in the O&P–EAI segment and higher crude oil prices in the Refining segment.

The $7,805 million increase in cost of sales in 2011, compared to 2010, was primarily due to higher raw material costs, which reflect higher prices for crude oil and other hydrocarbons compared to 2010. Cost of sales for 2011 included a benefit from $187 million of lower depreciation and amortization in 2011 compared to 2010, primarily due to the $7,474 million write-down of Property, Plant and Equipment associated with the April 2010 revaluation of our assets in fresh-start accounting. The 2010 Successor period included a $64 million non-cash charge as a change in estimate related to a dispute that arose during the third quarter 2010 over an environmental liability.

**Operating Income**—The Company had operating income of $4,676 million, $4,337 million and $2,996 million in 2012, 2011 and 2010, respectively. The increase in operating income in 2012 compared to 2011 reflects strong ethylene performance in our O&P—Americas segment and higher oxyfuels margins. Operating results, which increased in 2011 compared to 2010, primarily reflect higher product margins for ethylene, butanediol, EO and derivatives and acetyls as well as higher refining margins at our Houston refinery.

Operating results in 2011 and in the 2010 Successor period also benefited from lower depreciation and amortization expense of $192 million and $651 million, respectively, as a result of the write-down of Property, plant, and equipment associated with the revaluation of our assets in fresh-start accounting in April 2010.

Operating results for each of our business segments are reviewed further in the "Segment Analysis" section below.

**Interest Expense**—Interest expense was $655 million in 2012, $1,044 million in 2011 and $1,250 million in 2010. The $389 million decrease in interest expense in 2012 compared to 2011 reflects the refinancing of our notes bearing interest rates of 8% and 11% per annum with lower coupon notes. The resulting benefit was offset in part by the payment of $294 million of premiums and the write-off of $18 million of unamortized debt issuance costs related to the refinancing. Additionally, we wrote off $17 million of capitalized debt issuance costs in connection with the termination of our ABL credit facility in May 2012.

The $206 million decrease in interest expense in 2011 compared to 2010 reflects the repayment of $4,288 million principal amount of debt since the beginning of the fourth quarter 2010, partially offset by $443 million of prepayment premiums and unamortized debt issuance cost write-offs related to the 2011 repayments. The prepayment of debt in 2011 included $1,731 million of our 8% senior notes, $1,319 million of our 11% senior notes. Interest expense for 2011 also includes interest on our newly issued 6% senior notes due 2021.

**Other Income (Expense), net—**The Company had other income, net, of $2 million in 2012 and $30 million in 2011 and other expense, net, of $361 million in 2010.

Other income, net, in 2011 included gains of $41 million related to the sale of excess precious metals, $15 million related to the sale of scrap at one of our plants and $15 million related to a settlement associated with the July 2008 crane incident at our Houston refinery. These gains were partially offset by the negative effect of the $37 million fair value adjustment of the warrants to purchase our shares and $17 million of foreign exchange losses.

Other expense, net, in 2010 included the negative effect of the fair value adjustment of the warrants to purchase our shares of $114 million and foreign exchange losses of $233 million.

**Income (Loss) from Equity Investments**—The Company had income from equity investments totaling $143 million in 2012, $216 million in 2011 and $170 million in 2010. The $73 million decrease in 2012 compared to 2011 was due to the lower operating results of our joint ventures in the Middle East and Asia, which were driven by lower average sales prices, higher raw material costs and unplanned outages.

The $46 million increase in 2011 compared to 2010 primarily reflects the addition of capacity at our HMC joint venture in late 2010 and the operations of our joint venture in Ningbo, China, which commenced operations in June 2010. The benefit of these joint ventures was partially offset by the lower results of our joint venture located in Poland.

**Reorganization Items**—The Company had income from reorganization items of $7,101 million in 2010. Gains from reorganization items in the 2010 Predecessor period included gains totaling $13,617 million related to settlement of liabilities subject to compromise, deconsolidation of entities upon emergence, adjustments related to rejected contracts, and a reduction of environmental remediation liabilities. These gains were partially offset by a charge of $6,542 million related to the changes in net assets resulting from the application of fresh-start accounting and by several one-time emergence costs, including the success and other fees earned by certain professionals upon the Company's emergence from bankruptcy, damages related to the rejection of executory contracts and plant closure costs. Reorganization items expense in the 2010 Successor period is primarily related to professional fees.

**Income Tax**—Our effective income tax rates of 31.7% and 30.0% in 2012 and 2011, respectively, resulted in tax provisions of $1,327 million and $1,059 million on pre-tax income of $4,185 million and $3,531 million, respectively. In the eight months ended December 31, 2010, the Successor recorded a tax provision of $170 million, representing an effective tax rate of 9.8% on pre-tax income of $1,731 million. In the four months ended April 30, 2010, the Predecessor recorded a tax benefit of $1,315 million, representing a negative effective tax rate of 18.9% on pre-tax income of $6,947 million.

The 2012 effective income tax rate, which was lower than the U.S. statutory tax rate of 35%, reflected the effects of income being taxed in countries with lower statutory income tax rates and favorable permanent deductions related to notional royalties, equity earnings, the U.S. domestic production activity deduction, and changes to the valuation allowance, partially offset by the effect of local taxes. The effective income tax rate for 2011 was lower than the U.S. statutory tax rate of 35% primarily due to the effect of income being taxed in countries with lower statutory income tax rates and favorable permanent deductions related to notional royalties, equity earnings and the U.S. domestic production activity deduction. The provision for the 2010 Successor period differs from the U.S. statutory income tax rate of 35% primarily due to the fact that in several countries the Company generated either income with no tax expense or losses where we recorded no tax benefit due to valuation allowances on our deferred tax assets in those countries. The tax provision for the 2010 Predecessor period was significantly lower than the U.S. statutory income tax rate primarily because a substantial portion of the pre-tax gain from the discharge of pre-petition liabilities was not subject to income tax. This benefit was partially offset by restructuring charges for which no tax benefit was provided.

**Income from Continuing Operations**—Income from continuing operations was $2,858 million in 2012, $2,472 million in 2011 and $9,823 million in 2010. The following table summarizes the major components contributing to our income from continuing operations:

| | Successor | | | Predecessor |
|---|---|---|---|---|
| **Millions of dollars** | **Year Ended December 31, 2012** | **Year Ended December 31, 2011** | **May 1 through December 31, 2010** | **January 1 through April 30, 2010** |
| Operating income | $4,676 | $ 4,337 | $2,292 | $ 704 |
| Interest expense, net | (640) | (1,007) | (522) | (706) |
| Other income (expense), net | 2 | 30 | (102) | (259) |
| Income from equity investments | 143 | 216 | 86 | 84 |
| Reorganization items | 4 | (45) | (23) | 7,124 |
| Provision for (benefit from) income taxes | 1,327 | 1,059 | 170 | (1,315) |
| Net income from continuing operations | $2,858 | $ 2,472 | $1,561 | $ 8,262 |

The table below summarizes items of special note with regards to our income from continuing operations for the periods shown:

| Millions of dollars | Successor | | | Predecessor |
|---|---|---|---|---|
| | Year Ended December 31, 2012 | Year Ended December 31, 2011 | May 1 through December 31, 2010 | January 1 through April 30, 2010 |
| Pretax charges (benefits): | | | | |
| Charges and premiums related to prepayment of debt | $ 329 | $ 443 | $ 26 | $ — |
| Reorganization items | (4) | 45 | 23 | (7,124) |
| Corporate restructurings | 53 | 93 | — | — |
| Impairments | 22 | 23 | 3 | 9 |
| Sale of precious metals | — | (41) | — | — |
| Warrants – fair value adjustment | 11 | 37 | 114 | — |
| Legal recovery | (24) | — | — | — |
| Insurance settlements | (100) | (34) | — | — |
| Unfavorable contract reserve reversal | (28) | — | — | — |
| Environmental accruals | — | 16 | — | — |
| Asset retirement obligations | — | 10 | — | — |
| Settlement related to Houston refinery crane incident | — | (15) | — | — |
| Lower of cost or market inventory adjustment | — | — | 42 | |
| Charge related to dispute over environmental liability | — | — | 64 | — |
| Gain on sale of Flavors and Fragrance chemicals business | — | — | (64) | — |
| Total pretax income effect | 259 | 577 | 208 | (7,115) |
| Tax effect of above items | (96) | (169) | (48) | (1,260) |
| Total | $ 163 | $ 408 | $160 | $(8,375) |

**Income (Loss) from Discontinued Operations, Net of Tax**—The improvement in the results of our discontinued operations in 2012 compared to 2011 reflect a benefit from the suspension of operations at the Berre refinery in early January 2012 as well as pretax benefits totaling $73 million related to the liquidation of product inventory during 2012. Results for 2011 also included charges related to the Berre refinery of $130 million and $31 million, respectively, associated with the estimated cost of the social plan for affected employees and asset impairments.

Lower results at the Berre refinery were responsible for the decline in our 2011 results of discontinued operations compared to 2010, which included a $64 million gain in the 2010 Successor period related to the sale of our Flavor and Fragrance chemicals business. In addition to the effect of lower refining margins at the Berre refinery in 2011 compared to 2010, results for the Berre refinery also reflected the impact of the 2011 charges described above and a $264 million pre-tax benefit in 2010 associated with the fair value adjustment of our Berre refinery inventory recognized upon the application of fresh start accounting.

**Comprehensive Income**—Comprehensive income increased by $1,225 million in 2012 compared to 2011 and decreased by $8,597 million in 2011 compared to 2010. The increase in comprehensive income in 2012 mainly reflected an increase in net income and to a lesser extent, foreign currency translation adjustments, and actuarial losses related to our defined benefit pension plans and our other post-retirement benefit plans that were lower in 2012 compared to 2011. The predominant local currency of our operations outside the United States is the Euro, which has increased relative to the value of the U.S. dollar.

The predominant factor contributing to the decrease seen in 2011 was the $8,376 million after-tax income in the 2010 predecessor period related to reorganization items. Reorganization items in this period included a pretax gain on discharge of liabilities subject to compromise of $13,617 million offset in part by a pretax charge of $6,542 million related to the change in net asset value resulting from the application of fresh start accounting on the Emergence date.

***Fourth Quarter 2012 versus Third Quarter 2012***—The Company had income from continuing operations of $645 million in the fourth quarter compared to $851 million in the third quarter, which included a $71 million pretax benefit related to the reversal of the second quarter lower of cost or market inventory valuation adjustment due to market price recovery in the third quarter. Third quarter results also included a $24 million recovery related to a former employee who pled guilty to fraud. The decrease in income from continuing operations was primarily due to lower results in our O&P—EAI segment and I&D segments. Fourth quarter segment results for our O&P—EAI segment reflected lower polyolefins and PP compounding margins, which were offset in part by higher olefins margins. Lower oxyfuels margins and sales volumes contributed to the decrease in the I&D segment operating results. These decreases were partially offset by higher results in our O&P—Americas segment, which benefited from higher ethylene margins that resulted from lower NGL feedstock costs and higher average sales prices. Underlying operations of our refining segment were relatively unchanged between the two periods.

## EMERGENCE

LyondellBasell N.V., the successor holding company, owns and operates, directly and indirectly, substantially the same business owned and operated by LyondellBasell AF prior to the Company's emergence from bankruptcy. However, for accounting purposes, the operations of LyondellBasell AF are deemed to have ceased on April 30, 2010 and LyondellBasell N.V. is deemed to have begun operations on that date. Effective May 1, 2010, we adopted fresh-start accounting. Consequently, the results of operations for the Successor are not comparable to the Predecessor due to adjustments made under fresh-start accounting.

The primary impacts of our reorganization pursuant to the Plan of Reorganization and the adoption of fresh-start accounting on our results of operations are as follows:

*Tax Impact of Reorganization*—The application of the tax provisions of the Internal Revenue Code to the Plan of Reorganization resulted in the reduction or elimination of the majority of our U.S. tax attributes that otherwise would have carried forward into 2011 and later years. As a result, we did not retain any U.S. net operating loss carryforwards, alternative minimum tax credits or capital loss carryforwards after 2010. In addition, a significant portion of our tax basis in depreciable assets was eliminated. Accordingly, our cash tax liabilities for 2012 and 2011 were relatively higher than in 2010. We retained approximately $2,500 million of interest carryforwards at December 31, 2010, which were fully utilized to offset taxable income in 2011 and 2012.

*Inventory*—We adopted the last in, first out ("LIFO") method of accounting for inventory upon implementation of fresh-start accounting. Prior to the emergence from bankruptcy, LyondellBasell AF used both the first in, first out ("FIFO") and LIFO methods of accounting to determine inventory cost. For purposes of evaluating segment results, management reviewed operating results for LyondellBasell AF that were determined using current cost, which approximates results using the LIFO method of accounting for inventory. Subsequent to the Emergence Date, our operating results are reviewed using the LIFO method of accounting for inventory. While determining the impact of the adoption of LIFO on predecessor periods is not practicable, we believe that the current cost method used by the Predecessor for segment reporting is similar to LIFO and the current cost method would have resulted in a decrease of cost of sales of $199 million for the four months ended April 30, 2010.

In addition, on May 1, 2010, pursuant to Accounting Standard Codification ("ASC") Topic 852, *Reorganizations*, we recorded inventory at fair value. In the 2010 Successor period, lower market prices, primarily for polypropylene, resulted in a $42 million lower of cost or market charge to adjust the value of our finished goods inventory to market. The effect of this adjustment to the value of our inventory is reflected in cost of sales for the 2010 Successor period.

*Depreciation and amortization expense*—Depreciation and amortization expense is lower in the Successor periods as a result of our revaluation of assets for fresh-start accounting. Depreciation and amortization as reported for all periods presented is as follows:

| | Successor | | | Predecessor |
|---|---|---|---|---|
| Millions of dollars | Year Ended December 31, 2012 | Year Ended December 31, 2011 | May 1 through December 31, 2010 | January 1 through April 30, 2010 |
| **Cost of sales:** | | | | |
| Depreciation | $ 817 | $ 718 | $ 394 | $ 464 |
| Amortization | 125 | 170 | 142 | 75 |
| **Research and development expenses:** | | | | |
| Depreciation | 21 | 21 | 11 | 8 |
| **Selling, general and administrative expenses:** | | | | |
| Depreciation | 20 | 22 | 11 | 18 |
| | $ 983 | $ 931 | $ 558 | $ 565 |

*Interest expense*—Lower interest expense in the 2010 Successor period was largely driven by the discharge or repayment of debt, upon which interest was accruing during the bankruptcy, through the Company's reorganization on April 30, 2010 pursuant to the Plan of Reorganization, partially offset by interest expense on the new debt incurred as part of the emergence from bankruptcy. Interest expense in 2011, which was lower compared to the combined 2010 Successor and Predecessor periods, reflects the repayment of $4,288 million principal amount of debt since the beginning of the fourth quarter 2010. This benefit was partially offset by the premiums and other costs associated with the prepayments as well as interest expense on the Senior 6% Notes issued in November 2011. Interest expense continued to decline in 2012 following the refinancing of notes bearing interest rates of 8% and 11% per annum with lower coupon notes in the second quarter of 2012. The benefit of these lower interest rates was partially offset by premiums and other costs related to the repayment of the 8% and 11% notes.

| | Successor | | | Predecessor |
|---|---|---|---|---|
| Millions of dollars | Year Ended December 31, 2012 | Year Ended December 31, 2011 | May 1 through December 31, 2010 | January 1 through April 30, 2010 |
| Interest expense | $655 | $1,044 | $539 | $711 |

## Segment Analysis

Our continuing operations are divided into five reportable segments: O&P—Americas; O&P—EAI; I&D; Refining; and Technology. In the second quarter 2012, the operations of our Berre refinery in France met the criteria to be reported as discontinued operations and, our oxyfuels business, which was previously managed in conjunction with our refining operations, and included in our Refining segment, was included in our I&D segment. All comparable periods presented have been revised accordingly.

The following tables reflect selected financial information for our reportable segments.

| Millions of dollars | Successor | | | Predecessor |
|---|---|---|---|---|
| | Year Ended December 31, 2012 | Year Ended December 31, 2011 | May 1 through December 31, 2010 | January 1 through April 30, 2010 |
| **Sales and other operating revenues:** | | | | |
| O&P—Americas segment | $12,934 | $14,880 | $ 8,406 | $ 4,183 |
| O&P—EAI segment | 14,521 | 15,591 | 8,950 | 4,026 |
| I&D segment | 9,658 | 9,500 | 5,383 | 2,748 |
| Refining segment | 13,291 | 13,706 | 6,259 | 3,051 |
| Technology segment | 498 | 506 | 365 | 145 |
| Other, including intersegment eliminations | (5,550) | (6,000) | (3,231) | (1,346) |
| Total | $45,352 | $48,183 | $26,132 | $12,807 |
| **Operating income (loss):** | | | | |
| O&P—Americas segment | $ 2,650 | $ 1,855 | $ 1,039 | $ 317 |
| O&P—EAI segment | 127 | 435 | 367 | 106 |
| I&D segment | 1,430 | 1,156 | 629 | 192 |
| Refining segment | 334 | 809 | 208 | (97) |
| Technology segment | 122 | 107 | 69 | 39 |
| Other, including intersegment eliminations | 13 | (25) | (20) | (52) |
| Current cost adjustment | — | — | — | 199 |
| Total | $ 4,676 | $ 4,337 | $ 2,292 | $ 704 |
| **Income (loss) from equity investments:** | | | | |
| O&P—Americas segment | $ 25 | $ 21 | $ 16 | $ 5 |
| O&P—EAI segment | 121 | 168 | 68 | 80 |
| I&D segment | (3) | 27 | 2 | (1) |
| Total | $ 143 | $ 216 | $ 86 | $ 84 |

**Olefins and Polyolefins—Americas Segment**

**2012 Versus 2011**—The U.S. ethylene industry continues to benefit from processing comparably low cost NGLs. Ethylene produced from NGLs in North America is currently lower in cost compared to that produced from crude oil-based liquids, which is the predominant feedstock used in the rest of the world.

Higher operating results for 2012 were driven by continued strong ethylene performance. Ethylene margins improved in 2012 despite a decrease in the average price of ethylene as prices for ethane and propane remained advantaged. Higher sales volumes in 2012 for ethylene reflect higher demand. Polypropylene and polyethylene results, which reflected higher margins and moderately higher sales volumes also contributed to the higher segment results.

**2011 Versus 2010**—Ethylene margins remained strong in 2011 primarily due to advantaged prices for ethane, which was the favored feedstock. Co-product sales prices, which remained high in 2011 despite a fourth quarter decline, also contributed to the strength of ethylene margins. Market demand for polyethylene was relatively unchanged in 2011, but higher prices driven by increased raw material costs dampened demand for U.S. polypropylene.

Operating results for 2011 and the 2010 Successor period include the impacts of fresh-start accounting, including the benefit of lower depreciation and amortization expense related to the write-down of segment assets. The 2010 Successor period also includes the negative impact of a non-cash charge to adjust inventory to market value (see "Results of Operations-Cost of Sales").

*Ethylene Raw Materials*—Benchmark crude oil and natural gas prices generally have been indicators of the level and direction of the movement of raw material and energy costs for ethylene and its co-products in the O&P—Americas segment. Ethylene and its co-products are produced from two major raw material groups:

- crude oil-based liquids ("liquids" or "heavy liquids"), including naphtha, condensates, and gas oils, the prices of which are generally related to crude oil prices; and
- NGLs, principally ethane and propane, the prices of which are generally affected by natural gas prices.

Although prices of these raw materials are generally related to crude oil and natural gas prices, during specific periods the relationships among these materials and benchmarks may vary significantly. In the U.S., we have significant capability to change the mix of raw materials used in the production of ethylene and its co-products to take advantage of the relative costs of heavy liquids and NGLs.

Production economics for the industry continued to favor NGLs during 2012 and 2011. As a result, we further increased our use of NGLs and reduced liquids consumption at our U.S. plants. Approximately 85% of our U.S. ethylene production was produced from NGLs during 2012 compared to approximately 75% in 2011 and 70% in 2010.

The following table shows the average U.S. benchmark prices for crude oil and natural gas for the applicable periods, as well as benchmark U.S. sales prices for ethylene and propylene, which we produce and sell or consume internally. The table also shows the discounted U.S. benchmark prices for certain polyethylene and polypropylene products. The benchmark weighted average cost of ethylene production, which reflects credits for co-product sales, is based on a third-party consultant's estimated ratio of heavy liquid raw materials and NGLs used in U.S. ethylene production.

| | Average Benchmark Price and Percent Change Versus Prior Year Period Average | | | | | |
|---|---|---|---|---|---|---|
| | Year Ended December 31, | | | Year Ended December 31, | | |
| | 2012 | 2011 | Change | 2011 | 2010 | Change |
| Crude oil, dollars per barrel: | | | | | | |
| WTI | 94.1 | 95.1 | (1)% | 95.1 | 79.6 | 20% |
| LLS | 111.7 | 112.4 | (1)% | 112.4 | 82.8 | 36% |
| Natural gas (Henry Hub), dollars per million BTUs | 2.9 | 4.1 | (30)% | 4.1 | 4.5 | (8)% |
| United States, cents per pound: | | | | | | |
| Weighted average cost of ethylene production | 21.2 | 35.6 | (40)% | 35.6 | 30.0 | 19% |
| Ethylene | 48.3 | 54.3 | (11)% | 54.3 | 45.9 | 18% |
| Polyethylene (HDPE) | 62.3 | 63.3 | (2)% | 63.3 | 61.7 | 3% |
| Propylene—polymer grade | 58.9 | 73.3 | (20)% | 73.3 | 59.6 | 23% |
| Polypropylene | 72.5 | 87.5 | (17)% | 87.5 | 75.3 | 16% |

The following table sets forth the O&P—Americas segment's sales and other operating revenues, operating income, income from equity investments and selected product production and sales volumes. Production volumes are based on actual production in the time period.

| | Successor | | | Predecessor |
|---|---|---|---|---|
| Millions of dollars | Year Ended December 31, 2012 | Year Ended December 31, 2011 | May 1 through December 31, 2010 | January 1 through April 30, 2010 |
| Sales and other operating revenues | $12,934 | $14,880 | $8,406 | $4,183 |
| Operating income | 2,650 | 1,855 | 1,039 | 317 |
| Income from equity investments | 25 | 21 | 16 | 5 |
| **Production volumes, in millions of pounds** | | | | |
| Ethylene | 8,972 | 8,353 | 5,585 | 2,768 |
| Propylene | 2,363 | 2,907 | 1,998 | 1,019 |
| **Sales volumes, in millions of pounds** | | | | |
| Polyethylene | 5,639 | 5,493 | 3,704 | 1,765 |
| Polypropylene | 2,889 | 2,843 | 1,966 | 968 |

**Revenues**—Revenues decreased by $1,946 million, or 13%, in 2012 compared to 2011, and increased by $2,291 million, or 18% in 2011 compared to 2010. In 2012, lower average sales prices across most products were responsible for a 9% decrease in revenue and lower sales volumes were responsible for an additional 4% decrease in revenue. Average sales prices for ethylene and polyethylene were lower in 2012 mainly due to the significantly lower costs of NGL feedstocks. Lower average sales prices for polypropylene in 2012 reflected lower propylene prices compared to a strong propylene market in 2011. The overall decrease in sales volumes reflects the increased amount of NGLs in our olefins feed slate in 2012, as NGLs produce significantly less co-products than liquids feedstock. Sales volumes of the main products in the segment (ethylene, polyethylene and polypropylene) actually increased in 2012 over 2011 levels. The increase in ethylene sales volumes was driven by improved demand and higher spot sales opportunities in 2012. The higher polyethylene sales volumes in 2012 reflect an increase in market share.

Higher average sales prices for most products in 2011 were responsible for revenue increases of 22% while lower sales volumes reduced revenues by 4% in 2011 compared to 2010. An improved supply/demand balance and higher crude-oil based raw material costs were reflected in the higher average sales prices in 2011.

**Operating Income**—Operating results reflected increases of $795 million in 2012 compared to 2011, and $499 million in 2011 compared to 2010.

The increase in operating income in 2012 primarily reflects strong ethylene performance, which resulted in higher margins and sales volumes, and to a lesser extent, higher results for polyethylene and polypropylene. A significant benefit to the cost of ethylene production in 2012 from lower ethane and propane prices was offset in part by lower average sales prices for co-products. Margins increased as the cost reduction was only partly offset by lower average ethylene sales prices. Polyethylene and polypropylene saw higher product margins and sales volumes in 2012. The higher margins for polyethylene and polypropylene reflect decreases in the prices for ethylene and propylene, respectively, that outpaced decreases in average sales prices. Operating results for 2012 also reflected a $29 million benefit associated with an insurance settlement related to Hurricane Ike.

The $499 million increase in operating results for 2011 was primarily due to higher ethylene product margins, which were partially offset by lower product margins for polyethylene and polypropylene and lower ethylene and polypropylene sales volumes. The higher ethylene margins reflected increases in the average sales prices of ethylene and ethylene co-products during 2011, which more than offset increases in raw material prices. Polyethylene and polypropylene product margins were lower in 2011 compared to 2010 as increases in raw material costs outpaced the increases in average sales prices. Operating results for 2011 were negatively impacted by a major turnaround at our Channelview plant and a utility supplier outage at our Morris, Illinois facility as well as planned and unplanned outages at our polypropylene plants. Operating results for 2011 benefited from $64 million of lower depreciation expense compared to 2010 as a result of the application of fresh-start accounting and the revaluation of our assets, while the 2010 Successor period results were negatively impacted by a $34 million non-cash charge to adjust inventory to market value.

***Fourth Quarter 2012 versus Third Quarter 2012***—Operating income decreased from $738 million in the third quarter to $693 million in the fourth quarter. Third quarter operating results include a $71 million non-cash benefit, resulting from the recovery of market price, which reversed the $71 million lower of cost or market inventory valuation adjustment recognized in the second quarter.

Results of the underlying operations of the O&P-Americas segment reflect higher ethylene results, which were offset in part by lower margins for polyethylene and polypropylene and lower polypropylene sales volumes, compared to the third quarter. The higher ethylene results reflect an improvement in ethylene margins. Lower NGL prices coupled with higher average sales prices for ethylene were the primary drivers of the improved ethylene margins. Fourth quarter polyethylene margins were lower, compared to the third quarter, due to higher feedstock costs. These costs rose with the price of ethylene and outpaced the average sales price increases for polyethylene. Sales volumes for polyethylene were relatively flat between the two periods. Operational issues at one of our facilities, which have been resolved, led to the lower level of polypropylene sales volumes in the fourth quarter.

**Olefins and Polyolefins—Europe, Asia and International Segment**

**2012 Versus 2011**—Market conditions, particularly in Europe, continued to be weak throughout 2012 amid economic uncertainty. This resulted in a decline for European demand for ethylene and polyolefins in 2012 compared to 2011. The volatility of naphtha feedstock prices throughout 2012 resulted in substantial swings in olefins margins over this period.

Operating results in 2012 primarily reflected weak margins and lower sales volumes across most products. The decrease in sales volumes reflects weak European demand and the negative impact of reduced production during the last half of 2012 from a turnaround at our Wesseling, Germany cracker. The volatility in naphtha feedstock price noted above resulted in volume volatility, compressed margins for most of the year, and considerably lower butadiene margins in 2012. Polypropylene and polyethylene results were lower in 2012 reflecting lower product margins and lower polyethylene sales volumes. Results for our PP compounding and polybutene-1 businesses were slightly higher in 2012 compared to 2011.

**2011 Versus 2010**—Market conditions, which were strong in the first half of 2011, began to deteriorate in the third quarter and continued to decline rapidly in the fourth quarter of 2011. The decline was most evident in Europe, amid uncertainty and poor economic conditions. An industry wide inventory adjustment that occurred during the fourth quarter 2011, as producers drew down existing inventories, led to a decline in prices from the high levels experienced earlier in the year. Despite lower market demand for ethylene in 2011, industry margins for ethylene expanded as benchmark average sales prices increased more than the benchmark weighted average cost of ethylene production. Market demand for polyolefins was lower in 2011 compared to 2010.

Despite a lower second half of 2011, operating results in 2011 for the O&P—EAI segment reflected higher product margins for ethylene and especially butadiene, and higher sales volumes across most products compared to 2010. Segment results in 2011 also benefited from the continued strong performance of our PP compounding business. Results for the 2010 Successor period include the negative impact of a charge related to a change in estimate associated with a dispute over an environmental indemnity, while 2011 results include charges associated with activities to reorganize certain functional organizations and for increased environmental liabilities at our Wesseling, Germany site.

*Ethylene Raw Materials*—In Europe, heavy liquids are the primary raw materials for our ethylene production.

The following table shows the average Western Europe benchmark prices for Brent crude oil for the applicable periods, as well as benchmark Western Europe prices for ethylene and propylene, which we produce and consume internally or purchase from unrelated suppliers, and discounted prices for certain polyethylene and polypropylene products.

| | Average Benchmark Price and Percent Change Versus Prior Year Period Average | | | | | |
|---|---|---|---|---|---|---|
| | Year Ended December 31, | | | Year Ended December 31, | | |
| | 2012 | 2011 | Change | 2011 | 2010 | Change |
| Brent crude oil, dollars per barrel | 111.7 | 110.7 | 1% | 110.7 | 80.8 | 37% |
| Western Europe benchmark prices, €0.01 per pound: | | | | | | |
| Weighted average cost of ethylene production | 38.9 | 36.5 | 7% | 36.5 | 29.5 | 24% |
| Ethylene | 56.2 | 51.7 | 9% | 51.7 | 43.2 | 20% |
| Polyethylene (high density) | 59.4 | 55.4 | 7% | 55.4 | 47.3 | 17% |
| Propylene | 50.7 | 50.7 | — % | 50.7 | 42.4 | 20% |
| Polypropylene (homopolymer) | 58.3 | 58.8 | (1)% | 58.8 | 51.9 | 13% |
| Average Exchange Rate, $US per € | 1.2858 | 1.3921 | (8)% | 1.3921 | 1.3273 | 5% |

The following table sets forth the O&P—EAI segment's sales and other operating revenues, operating income, income from equity investments and selected product production and sales volumes. Production volumes are based on the actual production in the time period.

| | Successor | | | Predecessor |
|---|---|---|---|---|
| Millions of dollars | Year Ended December 31, 2012 | Year Ended December 31, 2011 | May 1 through December 31, 2010 | January 1 through April 30, 2010 |
| Sales and other operating revenues | $14,521 | $15,591 | $8,950 | $4,026 |
| Operating income | 127 | 435 | 367 | 106 |
| Income from equity investments | 121 | 168 | 68 | 80 |
| **Production volumes, in millions of pounds** | | | | |
| Ethylene | 3,512 | 3,729 | 2,502 | 1,108 |
| Propylene | 2,134 | 2,286 | 1,584 | 661 |
| **Sales volumes, in millions of pounds** | | | | |
| Polyethylene | 4,963 | 5,143 | 3,402 | 1,658 |
| Polypropylene | 6,085 | 6,077 | 4,230 | 1,834 |

**Revenues**—Revenues for 2012 decreased by $1,070 million, or 7%, compared to revenues for 2011, and revenues for 2011 increased by $2,615 million, or 20%, compared to revenues for 2010. Lower average sales prices in 2012 contributed 6% to the revenue decrease and lower sales volumes were responsible for the remaining revenue decrease of 1%. The lower average sales prices and sales volumes reflect weak economic conditions in Europe that have existed since late 2011. In addition, polyethylene sales volumes were affected by an explosion in a reactor bay at our LDPE plant in Wesseling, Germany that occurred during the first quarter 2012.

The increase in 2011 revenues, compared to 2010, was due to higher average product sales prices, which were mainly driven by higher raw material costs. Sales volumes in 2011 decreased slightly as a decline in polypropylene sales was offset by increases in other product areas, but sales volumes in the second half of 2011 were significantly lower than in the first half of the year. Overall, the change in 2011 sales volumes did not have a material impact on revenues.

**Operating Income**—Operating results decreased $308 million in 2012 compared to 2011, and by $38 million in 2011 compared to 2010. Segment operating results for 2012 included charges of $35 million for restructuring activities in Europe and $22 million for impairment of assets related to damage of our LDPE plant in Wesseling, Germany that resulted from an explosion in a reactor bay. These charges were partially offset by a $28 million benefit related to the reversal of a reserve established at emergence for an unfavorable monomer contract. Operating results in 2011 included charges associated with activities to reorganize certain functional organizations and for increased environmental liabilities at our Wesseling, Germany site. Operating results for the Successor period in 2010 were negatively impacted by a $56 million charge associated with a change in estimate that arose during the third quarter 2010 over an environmental indemnity.

Excluding the impact of the items occurring in 2012 and 2011 discussed above, operating results for 2012 reflect lower cracker and butadiene margins and a 6% decline in olefins production volumes. Lower butadiene margins were principally due to lower average sales prices in the second half of 2012 compared to the very strong levels in 2011 as supplies outpaced weaker global demand. The turnaround at our Wesseling, Germany cracker and the subsequent delay in the start-up of activities during the last half of 2012 contributed to the decline in production volumes. Polyethylene results were lower in 2012 as a result of lower sales volumes and margins. Polypropylene results were lower in 2012 due to lower margins in Europe. The lower polyethylene and polypropylene margins reflected decreases in average sales prices that exceeded average decreases in raw material prices. The lower polyethylene sales volumes in 2012 reflected lower operating rates which were largely attributable to the Wesseling turnaround. Slightly higher results for our PP compounding and PB-1 businesses reflected margins that were higher in 2012 compared to 2011. Sales volumes for PP compounding and PB-1 were relatively unchanged over the two periods.

Apart from the charges occurring in 2011 and 2010 discussed above, business results in 2011 reflected higher product margins for butadiene, ethylene, and to a lesser extent, PP compounds, and the effect of slightly higher ethylene sales volumes. These improvements were substantially offset by lower product margins for polypropylene and polyethylene reflecting higher monomer prices compared to those experienced in 2010 and higher freight and distribution and other costs. The strength in butadiene margins reflects strong global demand coupled with constrained supply as a result of a preference in North America for NGL olefins feedstocks, which produce less butadiene than liquid feedstocks.

***Fourth Quarter 2012 versus Third Quarter 2012***—The O&P—EAI segment had an operating loss of $94 million in the fourth quarter compared to operating income of $15 million in the third quarter. Fourth quarter results included the charges related to the restructuring activities described above and employee compensation. These charges were partly offset by the benefit related to the reversal of the reserve associated with the unfavorable contract discussed above. Apart from these items, the decrease in operating results in the fourth quarter was primarily attributed to seasonally lower results for PP compounding and polyolefins, which were partly offset by higher olefin results. Margins for PP compounding returned to more normal levels in the fourth quarter following a strong third quarter as the timing of polypropylene price reductions positively affected third quarter results. Fourth quarter polyolefins results reflected lower margins due mainly to typical fourth quarter seasonality. Fourth quarter olefins results reflected higher margins, which recovered from the low levels seen in the third quarter, and higher sales volumes following the Wesseling turnaround.

### Intermediates and Derivatives Segment

**2012 Versus 2011**—Operating results for 2012 reflect strong performance of our oxyfuels business as global gasoline prices remained high relative to butane feedstock costs compared to 2011 and our oxyfuels sales volumes increased as we expanded to new regional markets. Higher margins for TBA and derivatives, which reflected higher average sales prices and lower raw material costs, also contributed to the higher operating results for the I&D segment for 2012. These benefits were partially offset by lower results for our PO derivatives and lower ethylene glycol margins.

**2011 Versus 2010**—The demand for I&D products generally remained strong in the first nine months of 2011. Significant scheduled maintenance turnarounds at two facilities commenced at the end of the third quarter 2011 and continued into the fourth quarter. As the facilities returned to full operations in the fourth quarter, demand eroded, particularly in Europe. The decrease in demand reflected typical seasonal declines as well as a weak start to the winter aircraft deicing season. I&D segment results for 2011 reflected higher margins in most product areas, especially in oxyfuels, butanediol ("BDO"), acetyls, isobutylenes and in EO and derivatives. Operating results for 2011 reflected the impacts of fresh-start accounting, including the benefit of lower depreciation and amortization expense for 2011 related to the write-down of segment assets. The 2010 Successor period includes the negative impact of a non-cash charge to adjust inventory to market value. See "Results of Operations—Cost of Sales." Operating results for 2010 also included the operations of our Flavors and Fragrances business that was sold in December 2010.

The following table sets forth the I&D segment's sales and other operating revenues, operating income, income from equity investments and selected product production and sales volumes. Production volumes are based on actual production in the time period. In addition, the table shows MTBE margins in Northwest Europe ("NWE").

| | Successor | | | Predecessor |
|---|---|---|---|---|
| **Millions of dollars** | **Year Ended December 31, 2012** | **Year Ended December 31, 2011** | **May 1 through December 31, 2010** | **January 1 through April 30, 2010** |
| Sales and other operating revenues | $9,658 | $9,500 | $5,383 | $2,748 |
| Operating income | 1,430 | 1,156 | 629 | 192 |
| Income (loss) from equity investments | (3) | 27 | 2 | (1) |
| **Sales volumes, in millions of pounds** | | | | |
| PO and derivatives | 2,942 | 2,940 | 2,121 | 1,082 |
| EO and derivatives | 1,158 | 1,100 | 614 | 358 |
| Styrene | 2,974 | 3,065 | 2,023 | 858 |
| Acetyls | 1,836 | 1,637 | 1,189 | 518 |
| TBA intermediates | 1,750 | 1,795 | 1,208 | 613 |
| **Sales volumes, in millions of gallons** | | | | |
| MTBE/ETBE | 849 | 818 | 625 | 266 |
| **Market margins, cents per gallon** | | | | |
| MTBE–NWE | 118.2 | 83.1 | 33.9 | 58.5 |

**Revenues**—Revenues for 2012 increased $158 million, or 2%, compared to 2011. This increase in revenues reflects a 1% increase due to higher sales volumes, primarily oxyfuels and acetyls, and a 1% increase from overall higher average sales prices. Higher sales volumes for oxyfuels in 2012 reflected strong market demand and expansion into new geographic markets, primarily Eastern Europe. Increased production resulting from a catalyst replacement earlier this year, combined with strong acetyls demand in our European and South American markets contributed to the higher sales volumes for acetyls in 2012.

Revenues for 2011 increased $1,369 million, or 17%, compared to 2010, reflecting higher average sales prices across all businesses and the effect of higher sales volumes for EO, EG and styrene, which more than offset declines in volumes for PO & derivatives, acetyls and isobutylenes. Increased demand in the Asian automotive and polyester markets and the effect of competitor outages on supply were partially responsible for the higher average sales prices in 2011. The sales volume changes scheduled maintenance turnarounds at two of our facilities in the fourth quarter 2011, higher production from the EO/EG facility in a strong global market for most of the year, and the year-end slowdown experienced primarily in Europe. The higher average sales prices resulted in a revenue increase in 2011 of 18%, while higher sales volumes resulted in a revenue increase of 2%. Revenues of our Flavors and Fragrance chemicals business, which was sold in December 2010, comprised 3% of total revenues in 2010.

**Operating Income**—Operating results increased $274 million in 2012, compared to 2011. Operating results for 2012 primarily reflect higher oxyfuels margins and sales volumes as a result of the increased spread between gasoline and raw materials, butane, methanol and ethanol as well as a higher market premium for oxyfuels products over gasoline. Collective results for PO and derivatives were lower as lower product margins for PO derivatives were slightly offset by higher PO sales volumes. PO derivatives margins reflect decreases in average sales prices that outpaced lower raw materials prices, particularly propylene. Lower demand for PG used in deicers due to the unseasonably warm start to winter also contributed to the decrease in 2012 PO and derivatives results. Higher TBA and derivatives margins in 2012 were partially offset by lower ethylene glycol margins. TBA and derivative margins reflect lower butane feedstock prices, which were related in part to natural gas prices, coupled with higher average sales prices. The lower ethylene glycol margins reflect average sales prices which decreased more rapidly than the cost of ethylene. Results for acetyls reflected lower natural gas and ethylene feedstock costs and higher volumes, which largely offset lower product sales prices. Segment operating results for 2012 also included an $18 million benefit related to an insurance settlement associated with Hurricane Ike.

Operating results increased $335 million in 2011 compared to 2010, which primarily reflected higher product margins across all business products, especially in PO derivatives. Improved automotive and other durable goods demand and competitor outages contributed to favorable supply/demand fundamentals as prices outpaced increased raw material costs. Oxyfuels margins were also higher in 2011, compared to 2010, reflecting higher spreads between the prices of gasoline and butane, a key raw material. Operating results in 2011 benefited from lower depreciation and amortization expense of $37 million compared to 2010, primarily due to the write-down of Property, plant and equipment associated with the revaluation of our assets in fresh-start accounting. Operating results for 2010 also included the results of the Flavors & Fragrance chemicals business which was sold in December 2010.

***Fourth Quarter 2012 versus Third Quarter 2012***—Operating income was $246 million in the fourth quarter compared to $424 million in the third quarter. The decrease in fourth quarter operating results reflects lower oxyfuels margins and lower sales volumes for most products. Oxyfuels margins were lower in the fourth quarter due to a decrease in the spread between butane and gasoline as demand for high octane, clean gasoline components followed seasonal demand patterns, which also led to lower sales volumes for oxyfuels in the fourth quarter. Results for PO and derivatives were lower largely due to scheduled turnarounds in the fourth quarter and seasonally weaker demand for PO and PO derivatives which led to lower sales volumes. The collective results for the remaining I&D segment businesses in the fourth quarter were relatively unchanged from the third quarter.

**Refining Segment**

**2012 Versus 2011**—The Refining segment comprises the operations of our full conversion refinery located on the Houston Ship Channel in Houston, Texas. The Berre refinery, which was previously included in the Refining segment through the first quarter of 2012, was classified as discontinued operations in the second quarter of 2012. Accordingly, results of operations for the Berre refinery are not included in the segment discussion.

Although the benchmark Maya 2-1-1 margin increased in 2012, our refinery's operating results decreased largely as a result of a reduced benefit from favorable crude purchasing opportunities compared to 2011 and lower by-product spreads for petroleum coke and other natural gas-based products. Operating results also reflected lower crude processing rates compared to 2011 as a result of planned and unplanned plant outages.

**2011 Versus 2010**—Benchmark U.S. heavy crude refining margins, despite declining significantly in the fourth quarter, were higher in 2011 as a result of significant discounts for heavy crude oil and increased gasoline and distillate spreads over crude oil for much of the year.

Segment operating results were higher in 2011 compared to 2010, despite significantly lower refining margins in the fourth quarter. The higher 2011 results primarily reflected higher crude oil refining margins and increased crude runs at the Houston refinery compared to 2010. Crude processing rates were higher in 2011, compared to 2010, as a result of unplanned outages during 2010, including the crude unit fire in May 2010. Operating results for 2011 and the Successor period in 2010 reflect the impacts of fresh-start accounting, including the benefit of lower depreciation and amortization expense related to the write-down of segment assets.

The following table sets forth the Refining segment's sales and other operating revenues, operating income and market refining margins for the U.S. for the applicable periods. Light Louisiana Sweet, or "LLS" and "WTI," or West Texas Intermediate, are light crude oils, while "Maya" is a heavy crude oil.

| | Successor | | | Predecessor |
|---|---|---|---|---|
| Millions of dollars | Year Ended December 31, 2012 | Year Ended December 31, 2011 | May 1 through December 31, 2010 | January 1 through April 30, 2010 |
| Sales and other operating revenues | $13,291 | $13,706 | $6,259 | $3,051 |
| Operating income (loss) | 334 | 809 | 208 | (97) |
| **Heavy crude processing rates, thousands of barrels per day** | 255 | 263 | 223 | 263 |
| **Market margins, dollars per barrel** | | | | |
| Light crude oil - 2-1-1 * | 11.50 | 7.80 | 8.98 | 7.50 |
| Light crude oil - Maya differential * | 12.05 | 13.76 | 8.99 | 9.46 |
| Total Maya 2-1-1 | 23.55 | 21.56 | 17.97 | 16.96 |

* WTI crude oil was used as the Light crude reference for periods prior to 2011. As of January 1, 2011, LLS crude oil is used as the Light crude oil reference. Beginning in early 2011, the WTI crude oil reference was no longer an effective indicator of light crude oil pricing given the large location differential compared to other light crude oils.

**Revenues**—Revenues decreased $415 million, or 3%, in 2012 compared to 2011 and increased $4,396 million, or 47%, from 2010 to 2011. Lower sales volumes in 2012 were responsible for a revenue decrease of 4% compared to 2011. The lower sales volumes reflect the resale of excess crude oil in 2011. In addition, crude processing rates were lower in 2012 compared to 2011 as a result of planned and unplanned outages in 2012. A 1% revenue increase from sales prices in 2012 compared to 2011 was driven by the impact of higher gasoline and distillate prices, partly offset by lower values for refinery byproducts.

The increase in revenues in 2011 was primarily due to higher average sales prices and higher refining sales volumes. Higher average sales prices and higher sales volumes were responsible for revenue increases of 30% and 17%, respectively. Crude processing rates were 11% higher compared to 2010, which was negatively impacted by a crude unit fire during the second quarter, sulfur constraints, unplanned coker unit outages and a supply disruption from a third party utility supplier.

**Operating Income (Loss)**—Operating results decreased $475 million in 2012 compared to 2011 and increased $698 million in 2011 compared to 2010. In 2012, segment operating results reflected benefits totaling $77 million, including a recovery of $24 million related to a former employee who pled guilty to fraud and a $53 million insurance settlement associated with Hurricane Ike. Operating results for 2011 reflected benefits totaling $49 million, including an insurance recovery related to the fraud mentioned above and a settlement related to the 2008 crane incident at the refinery. Operating results for 2011 also reflected margins that benefited from favorable crude purchasing opportunities.

Excluding the impact of the benefits described above, operating income in 2012 decreased largely as a result of lower refining margins despite an increase in the benchmark Maya 2-1-1 margin. Our refining margins in

2012, which were lower relative to the Maya 2-1-1 margin, reflected a reduced benefit from favorable crude purchasing opportunities compared to 2011 and lower by-product spreads for petroleum coke and other natural gas-based products.

The improvement in the 2011 operating results of our underlying operations at the refinery primarily reflects higher refining margins as indicated by the increase in the Maya 2-1-1 benchmark margin. The financial performance of our refining business was favorably impacted by purchasing crude oils at discounts versus the Maya reference price for heavy crude oil. Segment operating results for 2011 included $49 million of benefits described above. Operating results for 2011 also benefited from lower depreciation expense of $83 million, compared to the same 2010 period, as a result of the application of fresh-start accounting and the revaluation of our assets. Operating results for 2010 were negatively impacted by a crude unit fire at the refinery in May 2010, resulting in lost production and $14 million of cash costs.

***Fourth Quarter 2012 versus Third Quarter 2012***—Operating income for the fourth quarter was $86 million compared to $114 million in the third quarter, which included a $24 million recovery related to a former employee who plead guilty to fraud.

After giving consideration to the $24 million recovery discussed above, fourth quarter operating results for the refinery were relatively unchanged from those seen in the third quarter. Although crude processing rates improved from 240,000 barrels per day in the third quarter to 255,000 barrels per day in the fourth quarter, the Maya 2-1-1 benchmark margins declined primarily due to weak gasoline product spreads, and we incurred higher maintenance costs in the fourth quarter. These negative impacts to fourth quarter operating results were substantially offset by a higher heavy crude oil price differential and a lower penalty on petroleum coke and other by-products as natural gas prices increased. Unplanned outages during both quarters negatively impacted the crude processing rates.

**Technology Segment**

**2012 Versus 2011**—Operating results in 2012 for the Technology segment were lower compared to 2011. The results for both periods were negatively impacted by restructuring activities in Europe and in 2011, by an impairment of a research and development project. Underlying operations of the Technology segment in 2012 were relatively unchanged from 2011.

**2011 Versus 2010**—Results for 2011 reflected higher research and development costs primarily related to charges for the impairment of a research and development project in Europe and the relocation of a research and development facility, and lower licensing and services revenue compared to 2010. Operating results for the catalyst business were higher in 2011 compared to 2010.

The following table sets forth the Technology segment's sales and other operating revenues and operating income.

| | Successor | | | Predecessor |
|---|---|---|---|---|
| Millions of dollars | Year Ended December 31, 2012 | Year Ended December 31, 2011 | May 1 through December 31, 2010 | January 1 through April 30, 2010 |
| Sales and other operating revenues | $498 | $506 | $365 | $145 |
| Operating income | 122 | 107 | 69 | 39 |

**Revenues**—Revenues decreased $8 million, or 2%, in 2012 compared to 2011. These decreases primarily reflect lower catalyst sales volumes, which were responsible for a revenue decrease of 2% in 2012 compared to 2011. Price changes in 2012 accounted for a revenue decrease of 3% compared to 2011. In addition, the recognition of higher revenues on process licenses issued in prior years in 2012 resulted in an increase of 3% in revenues compared to 2011.

Revenues were comparable in 2011 and 2010. Catalyst sales volumes and prices were essentially the same in both years. The recognition of revenue on process licenses issued in prior periods was lower in 2011 and resulted in a 2% decrease in revenues.

**Operating Income**—Operating income increased $15 million in 2012 compared to 2011. Operating results for 2012 included an $18 million charge related to restructuring activities in Europe. Charges of $16 million related to restructuring activities and asset retirement obligations associated with a relocated R&D facility and $19 million for the impairment of an R&D project in Europe were included in our 2011 operating results.

Apart from these charges, underlying operations of the Technology segment's businesses in 2012 were relatively unchanged compared to 2011. Lower catalyst results which stemmed from lower margins and sales volumes were substantially offset by higher revenue recognized from process licenses issued in prior years.

Operating income was comparable in 2011 and 2010. In 2011, lower revenue recognized from process licenses issued in prior years and higher research and development costs in 2011 offset the effects of higher operating results for catalysts. Operating income in both periods reflected the impact of an ongoing slowdown in new polyolefin projects that stemmed from the economic crisis in late 2008.

***Fourth Quarter 2012 versus Third Quarter 2012***—Operating income was $23 million in the fourth quarter compared to $31 million in the third quarter. Fourth quarter operating results include the $18 million charge related to restructuring activities discussed above. After giving consideration to the restructuring charge, operating results for the Technology segment improved in the fourth quarter compared to the third quarter. Results for the catalyst business improved and higher revenues were recognized in the fourth quarter for licenses issued in prior periods. The higher results for our catalyst business reflected an increase in sales volumes that was offset in part by lower average sales prices.

## FINANCIAL CONDITION

Operating, investing and financing activities of continuing operations, which are discussed below, are presented in the following table:

| Millions of dollars | Successor | | | Predecessor |
|---|---|---|---|---|
| | Year Ended December 31, 2012 | Year Ended December 31, 2011 | May 1 through December 31, 2010 | January 1 through April 30, 2010 |
| Source (use) of cash: | | | | |
| Operating activities | $ 4,787 | $ 2,860 | $ 2,968 | $ (925) |
| Investing activities | (1,013) | (1,021) | (323) | (224) |
| Financing activities | (2,145) | (4,955) | (1,194) | 3,315 |

**Operating Activities**—Cash of $4,787 million provided in 2012 primarily reflected earnings, adjusted for non-cash items, proceeds received from income tax refunds, distributions from our joint ventures, insurance settlements and cash provided by the main components of working capital – accounts receivable, inventories and accounts payable. These increases were offset in part by company contributions to our pension plans and premiums and other fees related to prepayment of debt.

The main components of working capital provided cash of $151 million in 2012. This reflects a decrease in inventories of $441 million, partially offset by a $101 million increase in accounts receivable and a $189 decrease in accounts payable. A reduction in the high level of our O&P–Americas olefins inventories that were built at the end of 2011 in preparation for a turnaround scheduled for early 2012 at our Channelview, Texas facility, and the liquidation of refined products and crude oil inventories following the January 2012 shutdown of our Berre refinery were the primary contributors to the $441 million decrease in inventories. The increase in accounts receivable reflects higher sales volumes at the end of 2012 compared to the same period in 2011, while the lower accounts payable balance at December 31, 2012 reflects lower outstanding crude oil invoices compared to December 31, 2011.

Cash of $2,860 million provided in 2011 primarily reflected earnings, adjusted for non-cash items, and higher distributions from our joint ventures, partially offset by an increase in cash used by the main components of working capital and payments totaling $1,699 million related to company contributions to our pension plans, tax payments, premiums and other fees related to prepayments of debt and a litigation settlement.

The main components of working capital used cash of $118 million in 2011. The increase in these working capital components during 2011 reflects increases of $89 million and $732 million in accounts receivable and inventories, respectively, partially offset by a $703 million increase in accounts payable. The increases in both accounts receivable and accounts payable reflect increasing prices over the period. The increase in inventories reflects higher prices and increased volumes, especially in the O&P—Americas business segment as we built inventory in preparation for a major first quarter 2012 turnaround.

Cash of $2,043 million provided in the combined Successor and Predecessor periods of 2010 primarily reflected earnings, adjusted for non-cash items, offset by payments for reorganization items, claims under the Plan of Reorganization, and certain annual payments relating to sales rebates, employee bonuses, property taxes and insurance premiums.

In the combined Successor and Predecessor periods of 2010, the main components of working capital used cash of $456 million. The increase in these components of working capital during 2010 reflected a $702 million increase in accounts receivable due to higher average sales prices and higher sales volumes and a $395 million increase in inventory, partially offset by a $641 million increase in accounts payable due to the higher costs and volumes of feedstocks, and more favorable payment terms.

**Investing Activities**—Cash used in investing activities in 2012 primarily reflects capital expenditures of $1,060 million, partially offset by a $48 million decrease in restricted cash.

Cash used in investing activities in 2011 primarily reflects capital expenditures of $1,050 million, including the purchase of a pipeline for $73 million, and an increase in restricted cash of $42 million related to the issuance of cash collateralized letters of credit, partially offset by proceeds of $71 million from the sale of assets, which includes $57 million related to the sale of surplus precious metals.

Cash used in investing activities in 2010 included $692 million of capital expenditures, partially offset by proceeds of $154 million from the sale of our Flavors & Fragrance chemicals business in December 2010.

The following table summarizes capital expenditures plan for 2013 and actual capital expenditures for the periods from 2010 through 2012:

| | | Successor | | | Predecessor |
|---|---|---|---|---|---|
| **Millions of dollars** | **Plan 2013** | **Year Ended December 31, 2012** | **Year Ended December 31, 2011** | **May 1 through December 31, 2010** | **January 1 through April 30, 2010** |
| **Capital expenditures by segment:** | | | | | |
| O&P–Americas | $ 654 | $ 468 | $ 425 | $146 | $ 52 |
| O&P–EAI | 213 | 254 | 235 | 106 | 102 |
| I&D | 379 | 159 | 101 | 79 | 12 |
| Refining | 201 | 136 | 224 | 80 | 31 |
| Technology | 29 | 43 | 26 | 19 | 12 |
| Other | 5 | — | 10 | 11 | 3 |
| Consolidated capital expenditures of continuing operations | $1,481 | $1,060 | $1,021 | $441 | $212 |

In 2011 and the Successor and Predecessor periods of 2010, our discontinued operations had capital expenditures of $29 million, $25 million and $14 million, respectively. There were no capital expenditures related to discontinued operations in 2012. The capital expenditures presented in the table above also exclude costs of major periodic maintenance and repair activities, including turnarounds and catalyst recharges of $55 million in the Predecessor period of 2010.

Capital spending projected for 2013 reflects an increase over 2012 levels of approximately 40%. This increase includes capital for expansion projects, debottlenecks of certain assets to enhance production and the purchase of railcars.

**Financing Activities**—Financing activities used cash of $2,145 million during 2012. Financing activities in 2012 reflect proceeds of $3,000 million from the issuance of $2,000 million of 5% senior notes due 2019 and $1,000 million of 5.75% senior notes due 2024. Net proceeds from the notes, together with cash on hand, were used to finance the repayment in full of the remaining $755 million of our 8% senior notes due 2017 and $1,921 million of our 11% senior notes due 2018, respectively, and to pay $294 million for associated premiums and fees, which are reflected in operating cash flows.

In May 2012, we entered into a five-year revolving credit facility, and terminated our ABL credit facility. The revolving credit facility may be used for dollar and euro denominated borrowings and includes a sublimit for up to $700 million of dollar and euro denominated letters of credit. The balance of outstanding borrowings and letters of credit under the facility may not exceed $2,000 million at any given time.

In September 2012, we entered into a three-year, $1,000 million U.S. accounts receivable securitization facility that permits the sale of certain eligible trade receivables to participating financial institutions. The facility also provides for the issuance of letters of credit up to $200 million.

In aggregate, we paid fees related to these financing activities totaling $53 million.

Cash dividends of $2,415 million were paid during 2012, which include a special dividend of $2.75 per share paid on December 11, 2012 to shareholders of record on November 19, 2012.

Financing activities used cash of $4,955 million during 2011. In 2011, we redeemed an aggregate of $1,407 million and €234 million ($324 million) of our 8% senior notes due 2017 and $1,319 million of our 11% senior notes. We paid premiums totaling $404 million and bank fees of $7 million in conjunction with these redemptions.

Also in 2011, we issued $1,000 million of 6% senior notes due 2021 and used the proceeds to pay a portion of a special dividend of $4.50 per share, totaling $2,580 million. In addition to the special dividend, we paid a final 2010 dividend and interim dividends totaling $313 million. In June 2011, we paid $15 million of fees related to the amendment of our ABL credit facility.

In December 2010, we redeemed $225 million and €37.5 million ($50 million) of our 8% senior notes due 2017 and paid premiums of $8 million. Also in December 2010, we repaid $495 million of the Senior Term Loan Facility, at par.

We made net payments totaling $398 million in the Successor period of 2010 under our European Securitization Facility, which included the entire outstanding balance in October 2010.

As part of our emergence from bankruptcy, we received gross proceeds of $2,800 million on April 30, 2010 in connection with the issuance of shares in a rights offering and paid $86 million of fees, including $70 million of fees to equity backstop providers. We also received net proceeds of $3,242 million at emergence from the issuance of $2,250 million and €375 million ($497 million) of senior secured notes and from proceeds of the Senior Term Loan facility of $495 million, and paid related fees of $72 million.

Proceeds from the rights offering and the senior notes, along with borrowings under the Senior Term Loan Facility and the amended and restated European Securitization Facility, were used to repay outstanding amounts of $3,152 million under our DIP financing arrangement and to pay a $195 million exit fee required under the arrangement. We also paid fees totaling $92 million in connection with our ABL credit facility and amended and restated our European Securitization Facility. Predecessor debt classified as Liabilities subject to compromise immediately prior to emergence from bankruptcy was discharged pursuant to the Plan of Reorganization.

Apart from the payments reflected above, during the 2010 Predecessor period, we made payments totaling $25 million under other financing arrangements and had a net increase in borrowings of $47 million under the European Securitization Facility.

For additional information related to these financing activities, see Note 12 to the Consolidated Financial Statements.

**Liquidity and Capital Resources**—As of December 31, 2012, we had unrestricted cash and cash equivalents of $2,732 million. In addition, we had total unused availability under our credit facilities of $3,348 million at December 31, 2012, which included the following:

- $1,949 million under our revolving credit facility, which is net of outstanding borrowings and outstanding letters of credit provided under the facility. At December 31, 2012, we had $48 million of outstanding letters of credit and no outstanding borrowings under the facility.
- $916 million under our new, three-year accounts receivable securitization facility. Availability under the U.S. receivables securitization facility is subject to a borrowing base of eligible receivables, which is reduced by outstanding borrowings and letters of credit, if any. There were no outstanding borrowings or letters of credit at December 31, 2012.
- €355 million and $20 million (totaling approximately $483 million) under our €450 million European receivables securitization facility. Availability under this facility is subject to a borrowing base, net of outstanding borrowings. There were no outstanding borrowings under this facility at December 31, 2012.

See Note 12 to the Consolidated Financial Statements for additional information related to our credit facilities.

In addition to the letters of credit issued under our committed revolving credit facility, we also have outstanding letters of credit and bank guarantees totaling $83 million at December 31, 2012.

At December 31, 2012, we had total debt, including current maturities, of $4,400 million.

We have receivables outstanding of €257 million ($339 million) related to value added tax ("VAT") in Italy. In the first quarter 2010, Italy implemented a reverse change rule, under which non-domestic companies may not collect VAT on sales to domestic companies but must submit VAT on purchases from domestic companies. As a result, the balance of VAT receivables due from Italy, which is reflected in Other investments and long-term receivables in the Consolidated Balance Sheets, has increased since that date. We expect to collect all amounts owed to us.

As a result of ceasing operations at our Berre refinery in France in January 2012, we expect to make future payments to affected employees and for exit or disposal activities. See Note 3 to the Consolidated Financial Statements for additional information related to this matter.

We may repay or redeem our debt, including purchases of our outstanding bonds in the open market, using cash on hand, cash from operating activities or proceeds from asset divestitures. We plan to finance our ongoing working capital, capital expenditures, debt service and other funding requirements with cash from operations, which could be affected by general economic, financial, competitive, legislative, regulatory, business and other factors, many of which are beyond our control.

We intend to continue to declare and pay quarterly dividends, with the goal of increasing the dividend over time, after giving consideration to our cash balances and expected results from operations. We believe that our cash on hand, cash from operating activities and proceeds from our credit facilities provide us with sufficient financial resources to meet our anticipated capital requirements and obligations as they come due.

**Contractual and Other Obligations**—The following table summarizes, as of December 31, 2012, our minimum payments for long-term debt, including current maturities, short-term debt, and contractual and other obligations for the next five years and thereafter.

| | | Payments Due By Period | | | | | |
|---|---|---|---|---|---|---|---|
| **Millions of dollars** | **Total** | **2013** | **2014** | **2015** | **2016** | **2017** | **Thereafter** |
| Total debt | $ 4,400 | $ 96 | $ 1 | $ 1 | $ 1 | $ 1 | $ 4,300 |
| Interest on total debt | 2,220 | 243 | 243 | 243 | 243 | 243 | 1,005 |
| Pension benefits: | | | | | | | |
| PBO | 3,444 | 204 | 195 | 204 | 197 | 209 | 2,435 |
| Assets | (2,323) | | | | | | (2,323) |
| Funded status | 1,121 | | | | | | |
| Other postretirement benefits | 391 | 22 | 22 | 23 | 24 | 24 | 276 |
| Advances from customers | 170 | 42 | 61 | 15 | 12 | 12 | 28 |
| Other | 1,113 | 404 | 134 | 122 | 112 | 33 | 308 |
| Deferred income taxes | 1,314 | 34 | 138 | 139 | 153 | 109 | 741 |
| Other obligations: | | | | | | | |
| Purchase obligations: | | | | | | | |
| Take-or-pay contracts | 17,911 | 2,472 | 2,393 | 2,243 | 1,737 | 1,733 | 7,333 |
| Other contracts | 28,719 | 10,896 | 5,972 | 5,296 | 2,309 | 2,197 | 2,049 |
| Operating leases | 1,080 | 256 | 220 | 178 | 111 | 88 | 227 |
| Total | $58,439 | $14,669 | $9,379 | $8,464 | $4,899 | $4,649 | $16,379 |

*Total Debt*—Total debt includes our 5% senior notes due 2019, our 6% senior notes due 2021, our 5.75% senior notes due 2024, our 8.1% guaranteed notes due 2027 and various other U.S. and non-U.S. loans. See Note 12 for a discussion of covenant requirements under the credit facilities and indentures and additional information regarding our debt facilities.

*Interest on Total Debt*—Our debt and related party debt agreements contain provisions for the payment of monthly, quarterly or semi-annual interest at a stated rate of interest over the term of the debt.

*Pension Benefits*—We maintain several defined benefit pension plans, as described in Note 16 to the Consolidated Financial Statements. At December 31, 2012, the projected benefit obligation for our pension plans exceeded the fair value of plan assets by $1,121 million. Subject to future actuarial gains and losses, as well as actual asset earnings, we, together with our consolidated subsidiaries, will be required to fund the $1,121 million, with interest, in future years. We contributed $180 million, $526 million and $99 million to our pension plans in 2012, 2011 and 2010, respectively. Estimates of pension benefit payments net of contributions through 2017 are included in the table above.

*Other Postretirement Benefits*—We provide other postretirement benefits, primarily medical benefits to eligible participants, as described in Note 16 to the Consolidated Financial Statements. We pay other unfunded postretirement benefits as incurred. Estimates of other postretirement benefit payments through 2017 are included in the table above.

*Advances from Customers*—We are obligated to deliver product, primarily at cost-based prices, in connection with long-term sales agreements under which advances from customers were received in prior years.

These advances are treated as deferred revenue and will be amortized to earnings as product is delivered over the remaining terms of the respective contracts, which primarily range from 4 to 8 years. The unamortized long-term portion of such advances totaled $128 million as of December 31, 2012.

*Other*—Other primarily consists of accruals for environmental remediation costs, obligations under deferred compensation arrangements, and anticipated asset retirement obligations. See "Critical Accounting Policies" below for a discussion of obligations for environmental remediation costs.

*Deferred Income Taxes*—The scheduled settlement of the deferred tax liabilities shown in the table is based on the scheduled reversal of the underlying temporary differences. Actual cash tax payments will vary depending upon future taxable income.

*Purchase Obligations*—We are party to various obligations to purchase products and services, principally for raw materials, utilities and industrial gases. These commitments are designed to assure sources of supply and are not expected to be in excess of normal requirements. The commitments are segregated into take-or-pay contracts and other contracts. Under the take-or-pay contracts, we are obligated to make minimum payments whether or not we take the product or service. Other contracts include contracts that specify minimum quantities; however, in the event that we do not take the contractual minimum, we are only obligated for any resulting economic loss suffered by the vendor. The payments shown for the other contracts assume that minimum quantities are purchased. For contracts with variable pricing terms, the minimum payments reflect the contract price at December 31, 2012.

*Operating Leases*—We lease various facilities and equipment under noncancelable lease arrangements for various periods. See Note 13 to the Consolidated Financial Statements for related lease disclosures.

## RELATED PARTY TRANSACTIONS

We have related party transactions with certain of our major shareholders and their affiliates and our joint venture partners. We believe that such transactions are effected on terms substantially no more or less favorable than those that would have been agreed upon by unrelated parties on an arm's length basis.

LyondellBasell AF had related party transactions with its equity investees and its affiliates as well as a member of its Supervisory Board (see Note 4 to the Consolidated Financial Statements). In addition, prior to the Emergence Date, LyondellBasell AF had related party transactions with Access Industries.

## CRITICAL ACCOUNTING POLICIES

Management applies those accounting policies that it believes best reflect the underlying business and economic events, consistent with accounting principles generally accepted in the U.S. (see Note 2 to the Consolidated Financial Statements). Our more critical accounting policies include those related to the valuation of inventory, long-lived assets, the valuation of goodwill, accruals for long-term employee benefit costs such as pension and other postretirement costs, liabilities for anticipated expenditures to comply with environmental regulations, and accruals for taxes based on income. Inherent in such policies are certain key assumptions and estimates made by management. Management periodically updates its estimates used in the preparation of the financial statements based on its latest assessment of the current and projected business and general economic environment.

*Inventory*—LyondellBasell N.V. adopted the LIFO method of accounting for inventory upon implementation of fresh-start accounting. The price of crude oil and natural gas is subject to many factors, including changes in economic conditions. The fluctuation in the price of crude oil and natural gas from period to period may result in the recognition of charges to adjust the value of inventory to the lower of cost or market in periods of falling prices and the reversal of those charges in subsequent interim periods as market prices recover.

Accordingly, our cost of sales and results of operations may be affected by such fluctuations. In conjunction with the implementation of fresh-start accounting on April 30, 2010, the Company recorded its inventory, which was primarily hydrocarbon derived, at fair value.

Following the revaluation of our inventory to fair value on April 30, 2010, we recorded a net non-cash charge of $42 million to adjust the value of inventory to the lower of cost or market at December 31, 2010. A $71 million charge to adjust the value of inventory to the lower of cost or market at June 30, 2012 was reversed in the third quarter of 2012 reflecting the recovery of market price as of September 30, 2012. No lower of cost or market charges were required in 2011.

*Long-Lived Assets*—With respect to long-lived assets, which primarily include property, plant and equipment and intangible assets, key assumptions included the estimates of the asset fair values and useful lives at the Emergence Date and the recoverability of carrying values of fixed assets and other intangible assets, as well as the existence of any obligations associated with the retirement of fixed assets. Such estimates could be significantly modified and/or the carrying values of the assets could be impaired by such factors as new technological developments, new chemical industry entrants with significant raw material or other cost advantages, uncertainties associated with the European, U.S. and other world economies, the cyclical nature of the chemical and refining industries, and uncertainties associated with regulatory governmental actions.

When events or changes in circumstances indicate that the carrying value of an asset may not be recoverable, we evaluate long-lived assets, including intangible assets, for impairment. When it is probable that the undiscounted cash flows of a tangible asset or asset group will not be sufficient to recover the carrying amount, the asset is written down to its estimated fair value. In-process research and development projects are impaired when abandoned.

During the year ended December 31, 2011 and the eight months ended December 31, 2010, we recognized impairments of $19 million and $3 million, respectively, related to certain in-process research and development projects which were abandoned.

The estimated useful lives of long-lived assets range from 3 to 30 years. Depreciation and amortization of these assets, including amortization of capitalized turnaround costs, under the straight-line method over their estimated useful lives totaled $983 million in 2012. If the useful lives of assets are found to be shorter than originally estimated, depreciation and amortization charges would be accelerated over the revised useful life.

*Goodwill*—Goodwill of $591 million at December 31, 2012 represents the tax effect of the differences between the tax and book bases of the Company's assets and liabilities resulting from the Company's revaluation of those assets and liabilities to fair value in connection with the Company's emergence from bankruptcy and adoption of fresh-start accounting. LyondellBasell N.V. evaluates the recoverability of the carrying value of goodwill annually or more frequently if events or changes in circumstances indicate that the carrying amount of the goodwill of a reporting unit may not be fully recoverable.

We first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. Qualitative factors assessed for each of the reporting units include, but are not limited to, changes in long-term commodity prices, discount rates, competitive environments, planned capacity, cost factors such as raw material prices, and financial performance of the reporting units. If the qualitative assessment indicates that it is more likely than not that the carrying value of a reporting unit exceeds its estimated fair value, a two-step quantitative test is required.

For 2012 and 2011, our qualitative assessment indicated that the fair value of our reporting units was greater than their carrying value. Accordingly, a quantitative two-step goodwill impairment test was not required.

*Long-Term Employee Benefit Costs*—The costs to LyondellBasell N.V. of long-term employee benefits, particularly pension and other postretirement medical and life insurance benefits, are incurred over long periods of time, and involve many uncertainties over those periods. The net periodic benefit cost attributable to current periods is based on several assumptions about such future uncertainties, and is sensitive to changes in those assumptions. It is management's responsibility, often with the assistance of independent experts, to select assumptions that in its judgment represent its best estimates of the future effects of those uncertainties. It also is management's responsibility to review those assumptions periodically to reflect changes in economic or other factors that affect those assumptions.

The current benefit service costs, as well as the existing liabilities, for pensions and other postretirement benefits are measured on a discounted present value basis. The discount rate is a current rate, related to the rate at which the liabilities could be settled. LyondellBasell N.V.'s assumed discount rate is based on yield information for high-quality corporate bonds. For the purpose of measuring the benefit obligations at December 31, 2012, LyondellBasell N.V. used a weighted average discount rate of 3.82% for the U.S. plans which reflects the different terms of the related benefit obligations. The weighted average discount rate used to measure obligations for non-U.S. plans at December 31, 2012 was 3.63%, reflecting market interest rates. The discount rates in effect at December 31, 2012 will be used to measure net periodic benefit cost during 2013.

The benefit obligation and the periodic cost of other postretirement medical benefits also are measured based on assumed rates of future increase in the per capita cost of covered health care benefits. As of December 31, 2012, the assumed rate of increase for our U.S. plans was 7.9%, decreasing to 4.5% in 2027 and thereafter. A one percentage point change in the health care cost trend rate assumption would have no significant effect on either the benefit liability or the net periodic cost, due to limits on LyondellBasell N.V.'s maximum contribution level under the medical plan.

The net periodic cost of pension benefits included in expense also is affected by the expected long-term rate of return on plan assets assumption. Investment returns that are recognized currently in net income represent the expected long-term rate of return on plan assets applied to a market-related value of plan assets which, for LyondellBasell N.V., is defined as the market value of assets. The expected rate of return on plan assets is a longer term rate, and is expected to change less frequently than the current assumed discount rate, reflecting long-term market expectations, rather than current fluctuations in market conditions.

The weighted average expected long-term rates of return on U.S. and non-U.S. plan assets of 8.00% and 4.84%, respectively, are based on the average level of earnings that our independent pension investment advisor had advised could be expected to be earned over time. The expectation is based on an asset allocation that varies by region. The asset allocations are summarized in Note 16 to the Consolidated Financial Statements. The actual returns in 2012 were a gain of 12.82% for U.S. plan assets and a gain of 7.63% for non-U.S. plan assets.

The actual rate of return on plan assets may differ from the expected rate due to the volatility normally experienced in capital markets. Management's goal is to manage the investments over the long term to achieve optimal returns with an acceptable level of risk and volatility.

Net periodic pension cost recognized each year includes the expected asset earnings, rather than the actual earnings or loss. Along with other gains and losses, this unrecognized amount, to the extent it cumulatively exceeds 10% of the projected benefit obligation for the respective plan, is recognized as additional net periodic benefit cost over the average remaining service period of the participants in each plan.

Additional information on the key assumptions underlying these benefit costs appears in Note 16 to the Consolidated Financial Statements.

*Liabilities for Environmental Remediation Costs*—Environmental remediation liabilities were recorded at fair value at emergence. Additional liabilities recorded subsequent to emergence for anticipated expenditures related to investigation and remediation of contaminated sites, which include current and former plant sites and other remediation sites, are accrued when it is probable a liability has been incurred and the amount of the liability can be reasonably estimated. Only ongoing operating and monitoring costs, the timing of which can be determined with reasonable certainty, are discounted to present value. Future legal costs associated with such matters, which generally are not estimable, are not included in these liabilities.

As of December 31, 2012, LyondellBasell N.V.'s accrued liability for future environmental remediation costs at current and former plant sites and other remediation sites totaled $126 million. The liabilities for individual sites range from less than $1 million to $23 million, and remediation expenditures are expected to occur over a number of years, and not to be concentrated in any single year. In the opinion of management, it is reasonably possible that losses in excess of the liabilities recorded for environmental remediation may have been incurred. However, we cannot estimate any amount or range of such possible additional losses. New information about sites, new technology or future developments such as involvement in investigations by regulatory agencies, could require LyondellBasell N.V. to reassess potential exposure related to environmental matters. See Note 19 to the Consolidated Financial Statements for further discussion of environmental remediation matters.

*Accruals for Taxes Based on Income*—The determination of our provision for income taxes and the calculation of our tax benefits and liabilities is subject to management's estimates and judgments due to the complexity of the tax laws and regulations in the tax jurisdictions in which we operate. Uncertainties exist with respect to interpretation of these complex laws and regulations.

Deferred tax assets and liabilities are determined based on temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse.

We recognize future tax benefits to the extent that the realization of these benefits is more likely than not. Our current provision for income taxes is impacted by the recognition and release of valuation allowances related to net deferred assets in certain non-U.S. jurisdictions. Further changes to these valuation allowances may impact our future provision for income taxes, which will include no tax benefit with respect to losses incurred and no tax expense with respect to income generated in these countries until the respective valuation allowance is eliminated.

We recognize the financial statement benefits with respect to an uncertain income tax position that we have taken or may take on an income tax return when it is more likely than not that the position will be sustained with the tax authorities. For a position that is likely to be sustained, the benefit recognized in the financial statements is measured at the largest amount that is greater than 50 percent likely of being realized.

For further information related to our income taxes, see Note 18 to the Consolidated Financial Statements of LyondellBasell N.V. for the year ended December 31, 2012.

## ACCOUNTING AND REPORTING CHANGES

For a discussion of the potential impact of new accounting pronouncements on our consolidated financial statements, see Note 2 to the Consolidated Financial Statements.

## Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

See Note 14 to the Consolidated Financial Statements for discussion of LyondellBasell N.V.'s management of commodity price risk, foreign currency exposure and interest rate risk through its use of derivative instruments and hedging activities.

The Company's ability to engage in risk mitigation activities through the use of derivative transactions was limited until April 30, 2010 as a result of the voluntary filings in 2009 for relief under chapter 11 of the U.S. Bankruptcy Code and the associated perceived credit risk.

## Commodity Price Risk

A substantial portion of our products and raw materials are commodities whose prices fluctuate as market supply and demand fundamentals change. Accordingly, product margins and the level of our profitability tend to fluctuate with changes in the business cycle. We try to protect against such instability through various business strategies. These include provisions in sales contracts allowing us to pass on higher raw material costs through timely price increases, formula price contracts to transfer or share commodity price risk, and increasing the depth and breadth of our product portfolio.

In addition, we selectively use commodity swap, option, and futures contracts with various terms to manage the volatility related to purchases of natural gas and raw materials, as well as product sales. Such contracts are generally limited to durations of one year or less. Hedge accounting has not been elected for any of our commodity contracts in any of the periods presented. Market risks created by these derivative instruments and the mark-to-market valuations of open positions are monitored by management.

The estimated fair value and notional amounts of our open commodity futures contracts are shown in the table below:

| | Open Commodity Contracts | | | | |
|---|---|---|---|---|---|
| | December 31, 2012 | | | | |
| | | Notional Amounts | | | |
| Millions of dollars | Fair Value | Value | Volumes | Volume Unit | Maturity Dates |
| Futures: | | | | | |
| Gasoline | $ (7) | $ 56 | 20 | million gallons | January 2013 - February 2013 |
| Heating oil | — | 38 | 13 | million gallons | January 2013 |
| Butane | 5 | 25 | 14 | million gallons | January 2013 - February 2013 |
| Crude oil | 1 | 110 | 47 | million gallons | February 2013 - March 2013 |
| | $ (1) | $229 | | | |

| | December 31, 2011 | | | | |
|---|---|---|---|---|---|
| | | Notional Amounts | | | |
| | Fair Value | Value | Volumes | Volume Unit | Maturity Dates |
| Futures: | | | | | |
| Gasoline | $ 12 | $ 34 | 12 | million gallons | January 2012 - February 2012 |
| Heating oil | 1 | 54 | 19 | million gallons | January 2012 |
| Butane | (1) | 22 | 12 | million gallons | January 2012 - February 2012 |
| | $ 12 | $110 | | | |

We use value at risk ("VAR"), stress testing and scenario analysis for risk measurement and control purposes.

VAR estimates the maximum potential loss in fair market values, given a certain move in prices over a certain period of time, using specified confidence levels.

Using sensitivity analysis and hypothetical changes in market prices ranging from 18% to 31%, which represents the one year volatility ranges of the underlying products, the effect would have been to increase our net income by less than $1 million. The quantitative information about market risk is necessarily limited because it does not take into account the effects of the underlying operating transactions.

### Foreign Exchange Risk

We manufacture and market our products in a number of countries throughout the world and, as a result, are exposed to changes in foreign currency exchange rates. Transactions are entered into, in part, in currencies other than the applicable functional currency.

A significant portion of our reporting entities use the Euro as their functional currency. Our reporting currency is the U.S. Dollar. The translation gains or losses that result from the process of translating the Euro denominated financial statements to U.S. Dollars are deferred in AOCI until such time as those entities may be liquidated or sold. Changes in the value of the U.S. Dollar relative to the Euro can therefore have a significant impact on comprehensive income. We generally do not attempt to minimize or mitigate the foreign currency risks resulting from the translation of assets and liabilities of non-U.S. operations into our reporting currency.

Some of our operations enter into transactions denominated in other than their functional currency. This results in exposure to foreign currency risk for financial instruments, including, but not limited to third party and intercompany receivables and payables and intercompany loans. We maintain risk management control systems intended to monitor foreign currency risk attributable to inter-company and third party outstanding foreign currency balances. The control systems involve the centralization of foreign currency exposure management, offsetting exposures and estimating the expected impacts of changes in foreign currency rates on our earnings. We enter into foreign currency forward contracts to reduce the effects of our net currency exchange exposures. Since June 30, 2010, our policy has been to maintain an approximately balanced position in foreign currencies to minimize exchange gains and losses arising from changes in exchange rates. This position is monitored routinely. A 10% fluctuation compared to the U.S. dollar in the underlying currencies would result in an additional impact to earnings of no more than $2.5 million in any reporting period.

For 2012, 2011, and the 2010 Successor and Predecessor periods, other income (loss), net, in the Consolidated Statements of Income reflected a loss of $21 million, a loss of $17 million, a gain of $18 million and a loss of $258 million, respectively, in net exchange rate gains and losses. The $258 million loss in the 2010 Predecessor period was primarily the result of the revaluation of third party debt of certain of our subsidiaries due to changes in the foreign exchange rates in effect during those periods. Such debt was denominated in currencies other than the functional currencies of the subsidiaries and was refinanced upon emergence from bankruptcy. For forward contracts that economically hedge recognized monetary assets and liabilities in foreign currencies, no hedge accounting is applied. Changes in the fair value of foreign currency forward contracts are reported in the Consolidated Statements of Income and offset the currency exchange results recognized on the assets and liabilities.

### Interest Rate Risk

We are exposed to interest rate risk with respect to variable rate debt. Our variable rate debt consists of our $2,000 million Senior Revolving Credit Facility, our $1,000 million U.S. Receivables Securitization Facility and our €450 million European Receivables Securitization Facility. At December 31, 2012, there were no outstanding borrowings under these facilities.

**Item 8. Financial Statements and Supplementary Data.**

## Index to the Consolidated Financial Statements

## MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

We conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2012 based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2012.

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of LyondellBasell Industries N.V.

In our opinion, the accompanying consolidated balance sheets as of December 31, 2012 and 2011 and the related consolidated statements of income, of comprehensive income, of stockholders' equity and of cash flows for the two years ended December 31, 2012 and for the period from May 1, 2010 through December 31, 2010 present fairly, in all material respects, the financial position of LyondellBasell N.V. and its subsidiaries (the " Company" or the "Successor") at December 31, 2012 and 2011 and the results of their operations and their cash flows for the two years ended December 31, 2012 and for the period from May 1, 2010 through December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits (which were integrated audits in 2012 and 2011). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Notes 1 and 23 to the consolidated financial statements, on April 23, 2010, the United States Bankruptcy Court confirmed LyondellBasell Industries AF S.C.A.'s ("the Predecessor Company") Third Amended and Restated Plan of Reorganization and the debtors emerged from Chapter 11 protection on April 30, 2010. As of the emergence date, the Predecessor Company's equity interests in its indirect subsidiaries terminated and the Successor now owns and operates, directly and indirectly, substantially the same business as the Predecessor Company owned and operated prior to emergence from the bankruptcy cases. In connection with its emergence from bankruptcy, the Company adopted fresh start accounting on May 1, 2010.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
Houston, Texas
February 12, 2013

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of LyondellBasell Industries N.V.

In our opinion, the accompanying consolidated statements of income, of comprehensive income, of stockholders' equity and of cash flows for the period from January 1, 2010 through April 30, 2010 present fairly, in all material respects the results of operations and cash flows for the period from January 1, 2010 through April 30, 2010 of the Predecessor of LyondellBasell Industries N.V and its subsidiaries (the "Predecessor Company") in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Predecessor Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

As discussed in Notes 1 and 23 to the consolidated financial statements, on April 23, 2010, the United States Bankruptcy Court confirmed the Predecessor Company's Third Amended and Restated Plan of Reorganization and the debtors emerged from Chapter 11 protection on April 30, 2010. As of the emergence date, the Predecessor Company's equity interests in its indirect subsidiaries terminated and LyondellBasell Industries N.V. (the "Successor Company") now owns and operates, directly and indirectly, substantially the same business as the Predecessor Company owned and operated prior to emergence from the bankruptcy cases. In connection with its emergence from bankruptcy, the Successor Company adopted fresh start accounting on May 1, 2010.

PricewaterhouseCoopers LLP
Houston, Texas
March 17, 2011, except for Revision II described in Note 2 (not presented herein) to the consolidated financial statements appearing in the Registration Statement on Form S-4/A of LyondellBasell Industries N.V. filed on September 6, 2011, as to which the date is August 12, 2011, and except for the effects of discontinued operations discussed in Note 3 and the change in the composition of reportable segments discussed in Note 22, as to which the date is February 12, 2013.

## LYONDELLBASELL INDUSTRIES N.V.

## CONSOLIDATED STATEMENTS OF INCOME

| | Successor | | | Predecessor |
|---|---|---|---|---|
| | Year Ended December 31, | | May 1 through December 31, | January 1 through April 30, |
| **Millions of dollars, except earnings per share** | 2012 | 2011 | 2010 | 2010 |
| **Sales and other operating revenues:** | | | | |
| Trade | $44,315 | $47,067 | $25,409 | $12,600 |
| Related parties | 1,037 | 1,116 | 723 | 207 |
| | 45,352 | 48,183 | 26,132 | 12,807 |
| **Operating costs and expenses:** | | | | |
| Cost of sales | 39,595 | 42,732 | 23,183 | 11,744 |
| Selling, general and administrative expenses | 909 | 918 | 558 | 304 |
| Research and development expenses | 172 | 196 | 99 | 55 |
| | 40,676 | 43,846 | 23,840 | 12,103 |
| Operating income | 4,676 | 4,337 | 2,292 | 704 |
| Interest expense | (655) | (1,044) | (539) | (711) |
| Interest income | 15 | 37 | 17 | 5 |
| Other income (expense), net | 2 | 30 | (102) | (259) |
| Income (loss) from continuing operations before equity investments, reorganization items and income taxes | 4,038 | 3,360 | 1,668 | (261) |
| Income from equity investments | 143 | 216 | 86 | 84 |
| Reorganization items | 4 | (45) | (23) | 7,124 |
| Income from continuing operations before income taxes | 4,185 | 3,531 | 1,731 | 6,947 |
| Provision for (benefit from) income taxes | 1,327 | 1,059 | 170 | (1,315) |
| Income from continuing operations | 2,858 | 2,472 | 1,561 | 8,262 |
| Income (loss) from discontinued operations, net of tax | (24) | (332) | 19 | 242 |
| **Net income** | 2,834 | 2,140 | 1,580 | 8,504 |
| Net loss attributable to non-controlling interests | 14 | 7 | 7 | 60 |
| Net income attributable to the Company shareholders | $ 2,848 | $ 2,147 | $ 1,587 | $ 8,564 |
| **Earnings (loss) per share:** | | | | |
| **Net income (loss) attributable to the Company shareholders—** | | | | |
| Basic: | | | | |
| Continuing operations | $ 5.01 | $ 4.34 | $ 2.76 | |
| Discontinued operations | (0.04) | (0.58) | 0.03 | |
| | $ 4.97 | $ 3.76 | $ 2.79 | |
| Diluted: | | | | |
| Continuing operations | $ 4.96 | $ 4.32 | $ 2.75 | |
| Discontinued operations | (0.04) | (0.58) | 0.03 | |
| | $ 4.92 | $ 3.74 | $ 2.78 | |

See Notes to the Consolidated Financial Statements.

## LYONDELLBASELL INDUSTRIES N.V.

## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

| | Successor | | | Predecessor |
|---|---|---|---|---|
| | Year Ended December 31, | | May 1 through December 31, | January 1 through April 30, |
| **Millions of dollars** | **2012** | **2011** | **2010** | **2010** |
| Net income | $2,834 | $2,140 | $1,580 | $8,504 |
| Other comprehensive income, net of tax – | | | | |
| Financial derivatives: | | | | |
| Financial instrument adjustments during the period | — | — | — | 141 |
| Income tax expense (benefit) | — | — | — | 51 |
| Financial derivatives, net of tax | — | — | — | 90 |
| Unrealized losses on held-for-sale securities held by equity investees: | | | | |
| Unrealized losses arising during the period | — | — | — | (13) |
| Income tax expense (benefit) | — | — | — | — |
| Unrealized loss on held-for-sale securities held by equity investees, net of tax | — | — | — | (13) |
| Defined benefit and other postretirement benefit plans: | | | | |
| Prior service cost arising during the period | 12 | (16) | (10) | — |
| Reclassification adjustment for amortization of prior service cost included in net income | 3 | — | — | — |
| Net actuarial loss arising during the period | (198) | (382) | (53) | (45) |
| Reclassification adjustment for net actuarial loss included in net income | 24 | — | — | — |
| Defined benefit and other postretirement benefit plans, before tax | (159) | (398) | (63) | (45) |
| Income tax expense (benefit) | (38) | (128) | (30) | 3 |
| Defined benefit and other postretirement benefit plans, net of tax | (121) | (270) | (33) | (48) |
| Foreign currency translations adjustment: | | | | |
| Unrealized net change arising during the period | 136 | (237) | 118 | (34) |
| Income tax expense (benefit) | (1) | 1 | 4 | (9) |
| Foreign currency translations, net of tax | 137 | (238) | 114 | (25) |
| Total other comprehensive income (loss) | 16 | (508) | 81 | 4 |
| Comprehensive income | 2,850 | 1,632 | 1,661 | 8,508 |
| Comprehensive loss attributable to non-controlling interest | 14 | 7 | 7 | 60 |
| Comprehensive income attributable to the Company shareholders | $2,864 | $1,639 | $1,668 | $8,568 |

See Notes to the Consolidated Financial Statements.

## LYONDELLBASELL INDUSTRIES N.V.

## CONSOLIDATED BALANCE SHEETS

| Millions, except shares and par value data | December 31, 2012 | December 31, 2011 |
|---|---|---|
| **ASSETS** | | |
| Current Assets: | | |
| Cash and cash equivalents | $ 2,732 | $ 1,065 |
| Restricted cash | 5 | 53 |
| Accounts receivable: | | |
| Trade, net | 3,720 | 3,582 |
| Related parties | 184 | 196 |
| Inventories | 5,075 | 5,499 |
| Prepaid expenses and other current assets | 570 | 1,040 |
| Total current assets | 12,286 | 11,435 |
| Property, plant and equipment, net | 7,696 | 7,333 |
| Investments and long-term receivables: | | |
| Investment in PO joint ventures | 397 | 412 |
| Equity investments | 1,583 | 1,559 |
| Other investments and long-term receivables | 383 | 72 |
| Goodwill | 591 | 585 |
| Intangible assets, net | 1,038 | 1,177 |
| Other assets | 246 | 266 |
| Total assets | $24,220 | $22,839 |

See Notes to the Consolidated Financial Statements.

## LYONDELLBASELL INDUSTRIES N.V.

## CONSOLIDATED BALANCE SHEETS

| Millions, except shares and par value data | December 31, 2012 | December 31, 2011 |
|---|---|---|
| **LIABILITIES AND EQUITY** | | |
| Current liabilities: | | |
| Current maturities of long-term debt | $ 1 | $ 4 |
| Short-term debt | 95 | 48 |
| Accounts payable: | | |
| Trade | 2,440 | 2,562 |
| Related parties | 845 | 852 |
| Accrued liabilities | 1,157 | 1,242 |
| Deferred income taxes | 558 | 310 |
| Total current liabilities | 5,096 | 5,018 |
| Long-term debt | 4,304 | 3,980 |
| Other liabilities | 2,327 | 2,277 |
| Deferred income taxes | 1,314 | 917 |
| Commitments and contingencies | | |
| Stockholders' equity: | | |
| Ordinary shares, €0.04 par value, 1,275 million shares authorized, 575,216,709 and 573,390,514 shares issued, respectively | 31 | 31 |
| Additional paid-in capital | 10,351 | 10,272 |
| Retained earnings | 1,274 | 841 |
| Accumulated other comprehensive loss | (411) | (427) |
| Treasury stock, at cost, 3,206,033 and 4,051,013 ordinary shares, respectively | (106) | (124) |
| Total Company share of stockholders' equity | 11,139 | 10,593 |
| Non-controlling interests | 40 | 54 |
| Total equity | 11,179 | 10,647 |
| Total liabilities and equity | $24,220 | $22,839 |

See Notes to the Consolidated Financial Statements.

## LYONDELLBASELL INDUSTRIES N.V.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Successor | | | Predecessor |
|---|---|---|---|---|
| | Year Ended December 31, | | May 1 through December 31, | January 1 through April 30, |
| Millions of dollars | 2012 | 2011 | 2010 | 2010 |
| **Cash flows from operating activities:** | | | | |
| Net income | $ 2,834 | $ 2,140 | $1,580 | $ 8,504 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | | | |
| Depreciation and amortization | 983 | 931 | 558 | 565 |
| Asset impairments | 22 | 52 | 28 | 9 |
| Amortization of debt-related costs | 24 | 30 | 23 | 307 |
| Charges related to payment of debt | 34 | 31 | 18 | — |
| Inventory valuation adjustment | — | — | 42 | — |
| Equity investments – | | | | |
| Equity income | (143) | (216) | (86) | (84) |
| Distribution of earnings, net of tax | 147 | 206 | 34 | 18 |
| Deferred income taxes | 715 | 452 | 20 | (1,321) |
| Reorganization items and fresh start accounting adjustments, net | (4) | 45 | 23 | (7,388) |
| Reorganization-related payments, net | — | (112) | (349) | (407) |
| (Gain) loss on sale of assets | (12) | (42) | (64) | 4 |
| Changes in assets and liabilities that provided (used) cash: | | | | |
| Accounts receivable | (101) | (89) | (52) | (650) |
| Inventories | 441 | (732) | (27) | (368) |
| Accounts payable | (189) | 703 | 392 | 249 |
| Contributions to pension plans | (180) | (526) | (63) | (36) |
| Income tax refunds | 306 | 7 | 3 | 1 |
| Prepaid expenses and other current assets | (98) | (23) | 33 | 58 |
| Other, net | 8 | 3 | 855 | (386) |
| Net cash provided by (used in) operating activities | 4,787 | 2,860 | 2,968 | (925) |
| **Cash flows from investing activities:** | | | | |
| Expenditures for property, plant and equipment | (1,060) | (1,050) | (466) | (226) |
| Proceeds from disposal of assets | 12 | 71 | 154 | 1 |
| Short-term investments | — | — | — | 12 |
| Restricted cash | 48 | (42) | (11) | (11) |
| Other | (13) | — | — | — |
| Net cash used in investing activities | (1,013) | (1,021) | (323) | (224) |

See Notes to the Consolidated Financial Statements.

## LYONDELLBASELL INDUSTRIES N.V.

## CONSOLIDATED STATEMENTS OF CASH FLOWS—Continued

| Millions of dollars | Successor | | | Predecessor |
|---|---|---|---|---|
| | For the Year Ended December 31, | | May 1 through December 31, | January 1 through April 30, |
| | 2012 | 2011 | 2010 | 2010 |
| **Cash flows from financing activities:** | | | | |
| Issuance of Class B ordinary shares | — | — | — | 2,800 |
| Proceeds from exercise of warrants | 1 | 37 | — | — |
| Dividends paid | (2,415) | (2,893) | — | — |
| Net repayments of debtor-in-possession term loan facility | — | — | — | (2,170) |
| Net repayments under debtor-in-possession revolving credit facility | — | — | — | (325) |
| Net borrowings (repayments) on revolving credit facilities | — | — | (412) | 38 |
| Issuance of long-term debt | 3,000 | 1,000 | — | 3,242 |
| Repayments of long-term debt | (2,679) | (3,063) | (778) | (9) |
| Payments of equity and debt issuance costs | (53) | (35) | (2) | (253) |
| Other, net | 1 | (1) | (2) | (8) |
| Net cash provided by (used in) financing activities | (2,145) | (4,955) | (1,194) | 3,315 |
| Effect of exchange rate changes on cash | 38 | (41) | 60 | (13) |
| **Increase (decrease) in cash and cash equivalents** | 1,667 | (3,157) | 1,511 | 2,153 |
| Cash and cash equivalents at beginning of period | 1,065 | 4,222 | 2,711 | 558 |
| Cash and cash equivalents at end of period | $ 2,732 | $ 1,065 | $ 4,222 | $ 2,711 |
| **Supplemental Cash Flow Information:** | | | | |
| Interest paid | $ 665 | $ 1,066 | $ 281 | $ 360 |
| Net income taxes paid | $ 261 | $ 662 | $ 75 | $ 12 |

See Notes to the Consolidated Financial Statements.

## LYONDELLBASELL INDUSTRIES N.V.

## CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

| Millions of dollars | Ordinary Shares Issued | Ordinary Shares Treasury | Additional Paid-in Capital | Retained Earnings (Deficit) | Accumulated Other Comprehensive Income (Loss) | Total Stockholders' Equity (Deficit) | Non-Controlling Interests |
|---|---|---|---|---|---|---|---|
| **Predecessor** | | | | | | | |
| Balance, December 31, 2009 | $ 60 | $— | $ 563 | $(9,313) | $(286) | $(8,976) | $129 |
| Net income (loss) | — | — | — | 8,564 | — | 8,564 | (60) |
| Other comprehensive income | — | — | — | — | 4 | 4 | — |
| Net distributions to non-controlling interests | — | — | — | — | — | — | (15) |
| Balance, April 30, 2010 | 60 | — | 563 | (749) | (282) | (408) | 54 |
| Fresh-start reporting adjustments: | | | | | | | |
| Elimination of predecessor common stock, capital surplus and accumulated earnings | (60) | — | (563) | 749 | — | 126 | — |
| Elimination of predecessor accumulated other comprehensive loss | — | — | — | — | 282 | 282 | — |
| Balance, May 1, 2010 Successor | $ — | $— | $ — | $ — | $ — | $ — | $ 54 |

See Notes to the Consolidated Financial Statements.

## LYONDELLBASELL INDUSTRIES N.V.

## CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

| Millions of dollars | Ordinary Shares Issued | Ordinary Shares Treasury | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Total Stockholders' Equity | Non-Controlling Interests |
|---|---|---|---|---|---|---|---|
| **Successor** | | | | | | | |
| Balance May 1, 2010 | $— | $— | $ — | $ — | $ — | $ — | $54 |
| Net income | — | — | — | 1,587 | — | 1,587 | (7) |
| Other comprehensive income | — | — | — | — | 81 | 81 | — |
| Issuance of class A and class B ordinary shares | 30 | — | 9,815 | — | — | 9,845 | — |
| Share-based compensation | — | — | 22 | — | — | 22 | — |
| Contributions from non-controlling interests | — | — | — | — | — | — | 14 |
| Balance, December 31, 2010 | $ 30 | $— | $ 9,837 | $ 1,587 | $ 81 | $11,535 | $61 |
| Net income (loss) | — | — | — | 2,147 | — | 2,147 | (7) |
| Other comprehensive loss | — | — | — | — | (508) | (508) | — |
| Warrants exercised | 1 | — | 402 | — | — | 403 | — |
| Shares purchased | — | (133) | — | — | — | (133) | — |
| Share-based compensation | — | 9 | 33 | — | — | 42 | — |
| Special cash dividend ($4.50 per share) | — | — | — | (2,580) | — | (2,580) | — |
| Cash dividends ($0.55 per share) | — | — | — | (313) | — | (313) | — |
| Balance, December 31, 2011 | $ 31 | $(124) | $10,272 | $ 841 | $(427) | $10,593 | $54 |

See Notes to the Consolidated Financial Statements.

## LYONDELLBASELL INDUSTRIES N.V.

## CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

| Millions of dollars | Ordinary Shares Issued | Ordinary Shares Treasury | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Loss | Total Stockholders' Equity | Non-Controlling Interests |
|---|---|---|---|---|---|---|---|
| Balance, December 31, 2011 | $ 31 | $(124) | $10,272 | $ 841 | $(427) | $10,593 | $ 54 |
| Net income (loss) | — | — | — | 2,848 | — | 2,848 | (14) |
| Other comprehensive income | — | — | — | — | 16 | 16 | — |
| Warrants exercised | — | — | 43 | — | — | 43 | — |
| Shares purchased | — | (13) | — | — | — | (13) | — |
| Share-based compensation | — | 31 | 36 | — | — | 67 | — |
| Special cash dividend ($2.75 per share) | — | — | — | (1,582) | — | (1,582) | — |
| Cash dividends ($1.45 per share) | — | — | — | (833) | — | (833) | — |
| Balance, December 31, 2012 | $ 31 | $(106) | $10,351 | $ 1,274 | $(411) | $11,139 | $ 40 |

See Notes to the Consolidated Financial Statements.

**LYONDELLBASELL INDUSTRIES N.V.**

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS**

**TABLE OF CONTENTS**

## 1. Description of Company and Operations

LyondellBasell Industries N.V. is a limited liability company (*Naamloze Vennootschap*) incorporated under Dutch law by deed of incorporation dated October 15, 2009. LyondellBasell Industries N.V. was formed to serve as the parent holding company for certain subsidiaries of LyondellBasell Industries AF S.C.A. (together with its subsidiaries, "LyondellBasell AF," the "Predecessor Company" or the "Predecessor") after completion of proceedings under chapter 11 ("chapter 11") of title 11 of the United States Bankruptcy Code (the "U.S. Bankruptcy Code"). LyondellBasell Industries AF S.C.A. and 93 of its subsidiaries were debtors ("the Debtors") in jointly administered bankruptcy cases (the "Bankruptcy Cases") in the United States Bankruptcy Court in the Southern District of New York (the "Bankruptcy Court"). As of April 30, 2010 (the "Emergence Date"), LyondellBasell Industries AF S.C.A.'s equity interests in its indirect subsidiaries terminated and LyondellBasell Industries N.V. now owns and operates, directly and indirectly, substantially the same business as LyondellBasell Industries AF S.C.A. owned and operated prior to emergence from the Bankruptcy Cases, which business includes subsidiaries of LyondellBasell Industries AF S.C.A. that were not involved in the Bankruptcy Cases. LyondellBasell Industries N.V. is the successor to the combination in December 2007 of Lyondell Chemical Company ("Lyondell Chemical") and Basell AF S.C.A. ("Basell"), which created one of the world's largest private petrochemical companies with significant worldwide scale and leading product positions. LyondellBasell Industries AF S.C.A. is no longer part of the LyondellBasell group.

LyondellBasell Industries N.V., together with its consolidated subsidiaries (collectively "LyondellBasell N.V.," the "Successor Company" or the "Successor"), is a worldwide manufacturer of chemicals and polymers, a refiner of crude oil, a significant producer of gasoline blending components and a developer and licensor of technologies for production of polymers. When we use the terms "LyondellBasell N.V.," the "Successor Company," the "Successor," "we," "us," "our" or similar words, unless the context otherwise requires, we are referring to LyondellBasell N.V. after April 30, 2010. References herein to the "Company" for periods through April 30, 2010 are to the Predecessor Company, LyondellBasell AF, and for periods after the Emergence Date, to the Successor Company, LyondellBasell N.V.

LyondellBasell Industries AF S.C.A. was formed in the Grand Duchy of Luxembourg as a corporate partnership limited by shares in April 2005 by BI S.à.r.l., a Luxembourg private limited liability company, affiliated with Access Industries, which is a privately held industrial group based in the United States.

## 2. Summary of Significant Accounting Policies

The following significant accounting policies were applied in the preparation of these Consolidated Financial Statements for the Successor Period:

### Basis of Preparation and Consolidation

The accompanying consolidated financial statements have been prepared from the books and records of LyondellBasell N.V. and its subsidiaries after April 30, 2010 and LyondellBasell AF and its subsidiaries for periods up to and including that date under accounting principles generally accepted in the U.S. ("U.S. GAAP"). Subsidiaries are defined as being those companies over which the Company, either directly or indirectly, has control through a majority of the voting rights or the right to exercise control or to obtain the majority of the benefits and be exposed to the majority of the risks. Subsidiaries are consolidated from the date on which control is obtained until the date that such control ceases. All intercompany transactions and balances have been eliminated in consolidation.

The Consolidated Financial Statements have been prepared under the historical cost convention, as modified for the accounting of financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss. Consolidated financial information, including subsidiaries, associates and joint ventures, has been prepared using uniform accounting policies for similar transactions and other events in similar circumstances.

In the second quarter 2012, the operations of our Berre refinery, which had ceased operations on January 4, 2012, met the criteria for discontinued operations classification. Accordingly, these operations have been classified as discontinued operations for all periods presented (See Note 3). Also in the second quarter 2012, the responsibility for business decisions related to our oxyfuels business was moved from the Refining segment to the I&D segment. As a result, our oxyfuels business is now included in the I&D segment. All comparable periods presented herein have been revised to reflect this change (See Note 22).

### Cash and Cash Equivalents

Cash equivalents consist of highly liquid debt instruments such as certificates of deposit, commercial paper and money market accounts. Cash equivalents include instruments with maturities of three months or less when acquired. Cash equivalents are stated at cost, which approximates fair value. Cash and cash equivalents exclude restricted cash. Our cash equivalents are placed in high-quality commercial paper, money market funds and time deposits with major international banks and financial institutions.

We have no requirements for compensating balances in a specific amount at a specific point in time. We maintain compensating balances for some of our banking services and products. Such balances are maintained solely at our discretion.

### Trade Receivables

Trade receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business.

We calculate provisions for doubtful accounts receivable based on our estimates of amounts that we believe are unlikely to be collected. Collectability of receivables is reviewed and the provision calculated for doubtful accounts is adjusted at least quarterly, based on aging of specific accounts and other available information about the associated customers. Provisions for doubtful accounts are included in selling, general and administrative expenses.

### Inventories

Inventories are carried at the lower of current market value or cost. Cost is determined using the last-in, first-out ("LIFO") method for raw materials, work in progress ("WIP") and finished goods, and the moving average cost method for materials and supplies.

Inventory exchange transactions, which involve fungible commodities and do not involve the payment or receipt of cash, are not accounted for as purchases and sales. Any resulting volumetric exchange balances are accounted for as inventory, with cost determined using the LIFO method.

### Property, Plant and Equipment

Property, plant and equipment are recorded at historical cost. Historical cost includes expenditures that are directly attributable to the acquisition of the items. Costs may also include borrowing costs incurred on debt during construction or major projects exceeding one year, costs of major maintenance as part of turnarounds of major units and committed decommission costs. Land is not depreciated. Depreciation is computed using the straight-line method over the estimated useful asset lives to their residual values, generally as follows:

- 25 years for major manufacturing equipment

- 30 years for buildings
- 5 to 15 years for light equipment and instrumentation
- 15 years for office furniture
- 4 to 7 years for turnarounds of major units and
- 3 to 5 years for information system equipment.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

We evaluate property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When it is probable that an asset or asset group's undiscounted future cash flows will not be sufficient to recover the carrying amount, the asset is written down to its estimated fair value.

Upon retirement or sale, we remove the cost of the asset and the related accumulated depreciation from the accounts and reflect any resulting gain or loss in the Consolidated Statements of Income.

**Equity Investments**

We account for equity investments using the equity method of accounting if we have the ability to exercise significant influence over, but not control of, an investee. Significant influence generally exists if we have an ownership interest representing between 20% and 50% of the voting rights. Under the equity method of accounting, investments are stated initially at cost and are adjusted for subsequent additional investments and our proportionate share of profit or losses and distributions. Our equity investments, which were recorded at their estimated fair value at emergence from bankruptcy, may include goodwill identified on the fresh start accounting date, net of any accumulated impairments.

We record our share of the profits or losses of the unconsolidated entities, net of income taxes, in the Consolidated Statements of Income. When our share of losses in an investment equals or exceeds our interest in the equity investment, including any other unsecured receivables, we do not recognize further losses, unless we have incurred obligations or made payments on behalf of the equity investment.

We evaluate our equity method investments for impairment when events or changes in circumstances indicate, in management's judgment, that the carrying value of such investments may have experienced an other-than-temporary decline in value. When evidence of loss in value has occurred, management compares the estimated fair value of investment to the carrying value of investment to determine whether an impairment has occurred. If the estimated fair value is less than the carrying value and management considers the decline in value to be other-than temporary, the excess of the carrying value over the estimated fair value is recognized in the financial statements as an impairment.

**Goodwill**

We recorded goodwill upon application of fresh-start accounting on the Emergence Date. Goodwill is not amortized, but is tested for impairment. We assess the recoverability of the carrying value of goodwill during the fourth quarter of each year or whenever events or changes in circumstances indicate that the carrying amount of the goodwill of a reporting unit may not be fully recoverable.

We first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. Qualitative factors assessed for each of the reporting units included, but were not limited to, changes in long-term commodity prices, discount rates, competitive environments, planned capacity, cost factors such as raw material prices, and financial performance of the reporting units. If the qualitative assessment indicates that it is more likely than not that the carrying value of a reporting unit exceeds its estimated fair value, a two-step quantitative test is required.

For 2012 and 2011, our qualitative assessment indicated that the fair value of the reporting units were greater than the carrying value and therefore it was not necessary to perform the quantitative two-step goodwill impairment test.

### Intangible Assets

*Identifiable Intangible Assets*—Costs to purchase and to develop software for internal use are deferred and amortized over periods of 3 to 10 years. Other intangible assets were stated at fair value at emergence. Such assets primarily consist of emission allowances, various contracts, and in-process research and development. These assets are amortized using the straight-line method over their estimated useful lives or over the term of the related agreement, if shorter. We evaluate identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable.

*Research and Development*—Research and Development ("R&D") costs are expensed when incurred. Subsidies for research and development are included in Other income. Depreciation expense related to R&D assets is included as a cost of R&D. To the extent the purchase price in a business combination is allocated to in-process research and development assets, those assets are capitalized at fair value as an intangible asset with an indefinite life. When the related R&D project is abandoned, the assets are impaired. In addition, when related R&D project activities are completed, we make a determination of the useful lives over which the assets are amortized.

### Income Taxes

The income tax expense for the period comprises current and deferred tax. Income tax is recognized in the Consolidated Statements of Income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In these cases, the applicable tax amount is also recognized in other comprehensive income or directly in equity, respectively.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as the net tax effects of net operating loss carry forwards. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

We recognize uncertain income tax positions in our financial statements when it is more likely than not, based on the technical merits, that the position or a portion thereof will be sustained upon examination.

### Employee Benefits

*Pension plans*—We have both defined benefit (funded and unfunded) and defined contribution plans. For the defined benefit plans, a Projected Benefit Obligation is calculated annually by independent actuaries using the projected unit credit method. Pension costs primarily represent the increase in the actuarial present value of the obligation for pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of expected return on plan assets.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity and are reflected in accumulated other comprehensive income in the period in which they arise.

For defined contribution plans, we pay contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The contributions are recognized as employee benefit expense when due.

*Other post-employment obligations*—Certain employees are entitled to post-retirement medical benefits to retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment applying the same accounting methodology used for defined benefit plans.

*Termination benefits*—Contractual termination benefits are payable when employment is terminated due to an event specified in the provisions of a social/labor plan or statutory law. A liability is recognized for one time termination benefits when we are committed to i) make payments and the number of affected employees and the benefits received are known to both parties, and ii) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal and can reasonably estimate such amount. Benefits falling due more than 12 months after the balance sheet date are discounted to present value.

### Other Provisions

*Environmental Remediation Costs*—Environmental remediation liabilities include liabilities related to sites we currently own, sites we no longer own as well as sites where we have operated that belong to other parties. These liabilities were recorded at fair value at emergence and are subject to periodic remeasurement. Additional liabilities recorded subsequent to emergence for anticipated expenditures related to investigation and remediation of contaminated sites are accrued when it is probable a liability has been incurred and the amount of the liability can be reasonably estimated. Only ongoing operating and monitoring costs, the timing of which can be determined with reasonable certainty, are discounted to present value. Future legal costs associated with such matters, which generally are not estimable, are not included in these liabilities.

*Asset Retirement Obligation*—At some sites, we are contractually obligated to decommission our plants upon site exit. Existing obligations were recorded at fair value at emergence. Asset retirement obligations arising since emergence are recorded at the present value of the estimated costs to retire the asset at the time the obligation is incurred. That cost is capitalized as part of the related long lived asset and depreciation is recognized on a straight line basis over the useful life of the related asset. Accretion expense in connection with the discounted liability is also recognized over the useful life of the related asset. Such depreciation and accretion expenses are included in Cost of sales.

### Foreign Currency Translation

*Functional and reporting currency*—Items included in the financial information of each of LyondellBasell N.V.'s entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency") and then translated to the U.S. dollar reporting currency through Other comprehensive income.

*Transactions and balances*—Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Consolidated Statements of Income.

In the Consolidated Financial Statements, the results and financial position of all subsidiaries that have a functional currency different from the presentation currency are translated into the reporting currency as follows:

1. Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
2. Income and expenses for each income statement are translated at average exchange rates; and
3. All resulting exchange differences are recognized as a separate component within other comprehensive income (currency translation reserve).

**Revenue Recognition**

Revenue from product sales is recognized at the time of transfer of title and risk of loss to the customer, which usually occurs at the time of shipment. Revenue is recognized at the time of delivery if we retain the risk of loss during shipment. For products that are shipped on a consignment basis, revenue is recognized when the customer uses the product. Costs incurred in shipping products sold are included in Cost of sales. Billings to customers for shipping costs are included in sales revenue. With respect to licensing contracts, we recognize revenue in accordance with agreed upon terms, when performance obligations are satisfied, the amount is fixed or determinable and collectability is reasonably assured.

**Share-Based Compensation**

The Company grants stock-based compensation awards that vest over a specified period upon employees meeting certain service criteria. The fair value of equity instruments issued to employees is measured on the grant date and is recognized over the vesting period.

Liabilities with respect to cash-settled awards are recognized as a liability and re-measured at each balance sheet date through the Consolidated Statements of Income.

**Leases**

We lease land and fixed assets for use in our operations. All lease agreements are evaluated and classified as either an operating lease or a capital lease. A lease is classified as a capital lease if any of the following criteria are met: transfer of ownership to the lessee by the end of the lease term; the lease contains a bargain purchase option; the lease term is equal to 75% or greater of the asset's useful economic life; or the present value of the future minimum lease payments is equal to or greater than 90% of the asset's fair market value. Capital leases are capitalized at the lower of the net present value of the total amount of rent payable under the leasing agreement (excluding finance charges) or fair market value of the leased asset. Capital lease assets are depreciated on a straight-line basis, over a period consistent with our normal depreciation policy for tangible fixed assets, but generally not exceeding the lease term. Operating lease expense is recognized ratably over the entire lease term.

**Derivative Financial Instruments and Hedging Activities**

We selectively enter into derivative transactions to manage volatility related to market risks associated with changes in commodity pricing, currency exchange rates and interest rates. We categorize assets and liabilities, measured at fair value, into one of three different levels depending on the observability of the inputs employed in the measurement. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included within Level 1 for the asset or liability, either directly or indirectly through market corroborated inputs. Level 3 inputs are unobservable inputs for the asset or liability reflecting significant modifications to observable related market data or our assumptions about pricing by market participants. For a discussion related to financial instruments and derivatives policies, see Note 14.

**Non-Controlling Interests**

Non-controlling interests primarily represent the interests of unaffiliated investors in a partnership that owns our PO/SM II plant at the Channelview, Texas complex and a subsidiary owning an equity investment in the Al-Waha Petrochemicals Ltd. joint venture.

**Use of estimates and classification**

*Use of Estimates*—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

*Classification*—Our consolidated financial statements classify precious metals and catalysts as components of Property, plant and equipment. Catalysts and precious metals were previously reported by the Predecessor as Intangible assets, net, and Other assets, respectively. Debt issuance costs, which were previously reported as Intangible assets, net, by the Predecessor, are classified as Other assets by the Successor.

**Predecessor Period**

The accounting policies of LyondellBasell AF in the Predecessor period were the same as for LyondellBasell N.V. in the Successor period except for the policy related to inventories. Inventories were carried at the lower of current market value or cost. Cost was determined using the FIFO method, except for certain U.S. inventories for which cost was required to be determined using the LIFO method, and the average cost method for materials and supplies.

**Recently Adopted Guidance**

*Comprehensive Income*—In June 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-05, related to Accounting Standards Codification ("ASC") Topic 220, *Comprehensive Income: Presentation of Comprehensive Income* and in December 2011 the FASB issued ASU 2011-12, *Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05*. These standards eliminate the current option to report other comprehensive income and its components in the statement of changes in equity. We elected to present Statements of Comprehensive Income in two separate but consecutive statements beginning January 1, 2012, and the amendments have been applied retrospectively for all prior periods presented.

*Fair Value Measurement*—In May 2011, the FASB issued new guidance related to ASC Topic 820, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. The new guidance results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and International Financial Reporting Standards ("IFRS"), changes some fair value measurement principles and requires additional disclosure. The ASU was effective for interim and annual periods beginning on or after December 15, 2011. The adoption of this amendment in 2012 did not have a material effect on the presentation of our consolidated financial statements.

**Accounting Guidance Issued But Not Adopted as of December 31, 2012**

*Disclosures about Offsetting Assets and Liabilities*—In December 2011, the FASB issued ASU No. 2011-11, *Disclosures about Offsetting Assets and Liabilities*. The standard requires disclosures to provide information to help reconcile differences in the offsetting requirements under U.S. GAAP and IFRS. The differences in the offsetting requirements account for a difference in the amounts presented in statements of financial position (balance sheets) prepared in accordance with U.S. GAAP and IFRS. The new disclosure requirements mandate that entities disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position, as well as instruments similar to a master netting arrangement. In addition, the standard requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements. The ASU is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The adoption of this amendment is not expected to have a material impact on the presentation of our Consolidated Financial Statements.

### 3. Discontinued Operations and Related Items

*Berre*—In September 2011, we announced our intention to initiate consultations with relevant employee Works Councils regarding a contemplated closure of our Berre refinery after receiving no offers to purchase the refinery. In connection with the intended closure, we recorded pre-tax charges totaling $136 million in the fourth quarter of 2011, primarily related to the estimated cost of the social plan for the affected employees. In 2012, we reduced the estimated cost of the social plan by $25 million.

Operations at the Berre refinery were suspended on January 4, 2012.

In the second quarter of 2012, the operations of the Berre refinery were deemed to have met the criteria for discontinued operations classification. As a result, the operations have been classified as discontinued operations, net of income taxes, in the Consolidated Statements of Income for all periods presented. The amounts included in Income (loss) from discontinued operations, net of tax, are summarized as follows:

| | Successor | | | Predecessor |
|---|---|---|---|---|
| | Year Ended December 31, | | May 1 through December 31, | January 1 through April 30, |
| Millions of dollars | 2012 | 2011 | 2010 | 2010 |
| Sales and other operating revenues | $278 | $2,852 | $1,552 | $660 |
| Income (loss) from discontinued operations before income taxes | $(24) | $ (343) | $ (45) | $242 |
| (Provision for) benefit from income taxes | — | 11 | — | — |
| Income (loss) from discontinued operations, net of tax | $(24) | $ (332) | $ (45) | $242 |

Losses from discontinued operations for 2012 include benefits related to the liquidation of LIFO-valued inventory of $73 million.

The following table summarizes the assets and liabilities of the Berre refinery that are included in the Consolidated Balance Sheets. These amounts were derived from historical financial information and adjusted to exclude intercompany receivables and payables between the Berre refinery and other subsidiaries of the Company.

| Millions of dollars | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Current assets related to discontinued operations: | | |
| Accounts receivable trade, net | $16 | $234 |
| Inventories | 34 | 222 |
| Total current assets related to discontinued operations | $50 | $456 |
| Current liabilities related to discontinued operations: | | |
| Accounts payable trade | $19 | $158 |
| Accrued liabilities | 21 | 30 |
| Total current liabilities related to discontinued operations | $40 | $188 |
| Long-term liabilities related to discontinued operations: | | |
| Other liabilities | $48 | $121 |
| Total long-term liabilities related to discontinued operations | $48 | $121 |

*Future Cash Flows and Related Charges (Benefits)*—Future cash inflows will arise from the liquidation of on-hand raw materials, intermediate and refined product inventories.

Future cash out flows will occur for activities associated with exit or disposal activities and for payments made to severed employees. Exit and disposal related costs are expected to be incurred for the next two years. Payments to the affected employees are expected to be substantially complete by 2019.

The following table summarizes the changes in the accrual for the social plan for employees affected by the closure of the Berre refinery.

| Millions of dollars | 2012 | 2011 |
|---|---|---|
| Beginning balance | $130 | $— |
| Additions | — | 130 |
| Cash payments | (44) | — |
| Adjustment for change in estimated population and newly enacted law | (25) | — |
| Foreign currency impact | (2) | — |
| Ending balance | $ 59 | $130 |

*Flavors and Fragrance Chemicals Business*—In December 2010, we completed the sale of our flavors & fragrance chemicals business, receiving proceeds of $154 million and recognizing an after-tax gain of $64 million. The operations of the flavors & fragrance chemicals business were not material to our consolidated results and, as such, only the gain on sale was classified as discontinued operations in our Consolidated Statements of Income. The flavors & fragrance chemicals business had manufacturing facilities in Jacksonville, Florida, and Brunswick, Georgia, and approximately 200 employees. The business produced terpene-based fragrance ingredients and flavor ingredients for the oral-care, confectionery and beverage market.

The capital gain generated by the sale of the flavors & fragrance chemicals business was offset by capital loss and carryforwards, for which a full valuation allowance had been recorded and, as such, no tax was provided.

## 4. Related Party Transactions

We have related party transactions with affiliates of our major shareholders, Access Industries ("Access") and Apollo Management ("Apollo"), and with the Company's joint venture partners (see Note 8).

*Access*—In December 2010, we entered into a tax cooperation agreement with Access. The tax cooperation agreement allows either party to provide the other with information and support in connection with tax return preparation and audits on a time and materials basis through 2014. No payments were received from Access under this agreement during 2012 and payments received were less than $1 million during 2011.

On December 20, 2010, one of our subsidiaries received demand letters from affiliates of Access demanding indemnity for losses, including attorney's fees and expenses, arising out of a pending lawsuit and payment of $100 million in management fees under a 2007 management agreement between an Access affiliate and the predecessor of LyondellBasell AF as well as other unspecified amounts related to advice purportedly given in connection with financing and other strategic transactions. For additional information related to this matter, see Note 19.

*Apollo*—Transactions with Apollo affiliates include the sales of product under a long-term contract that renews automatically each year, unless a 90 day notice of termination has been received and other product sales made on the spot market in the ordinary course of business.

*Director Fee*—In connection with the Bankruptcy cases, LyondellBasell AF retained the services of and entered into a Bankruptcy Court-approved contractual agreement with one of its directors. In 2010, the director received a $10 million success fee from the Company upon emergence from chapter 11.

*Joint Venture Partners*—We have related party transactions with our equity investees. These related party transactions include the sales and purchases of goods in the normal course of business as well as certain financing arrangements. In addition, under contractual arrangements with certain of our equity investees, we receive certain services, utilities and materials at some of our manufacturing sites and we provide certain services to our equity investees.

In September 2011, we received €10 million ($14 million) from our joint venture partner, Basell Orlen Polyolefins SP.Z.O.O. in full payment of a loan made in 2009.

Related party transactions are summarized as follows:

| | Successor | | | Predecessor |
|---|---|---|---|---|
| | Year Ended December 31, | | May 1 through December 31, | January 1 through April 30, |
| Millions of dollars | 2012 | 2011 | 2010 | 2010 |
| **The Company billed related parties for:** | | | | |
| Sales of products— | | | | |
| Apollo affiliates | $ 299 | $ 375 | $235 | $— |
| Joint venture partners | 738 | 741 | 488 | 207 |
| Shared service agreements— | | | | |
| Apollo affiliates | 15 | 13 | — | — |
| Joint venture partners | 1 | 11 | 22 | 3 |
| **Related parties billed the Company for:** | | | | |
| Sales of products— | | | | |
| Joint venture partners | 3,260 | 3,403 | 803 | 432 |
| Shared service agreements— | | | | |
| Joint venture partners | 107 | 115 | 56 | 28 |

## 5. Accounts Receivable

We sell our products primarily to other industrial concerns in the petrochemicals and refining industries. We perform ongoing credit evaluations of our customers' financial condition and, in certain circumstances, require letters of credit or corporate guarantees from them. Our allowance for doubtful accounts receivable, which is reflected in the Consolidated Balance Sheets as a reduction of accounts receivable, was $29 million and $16 million at December 31, 2012 and 2011, respectively. Our provisions for doubtful accounts receivable, which are recorded in the Consolidated Statements of Income, were $7 million for 2012, $7 million for 2011 and $12 million for the eight months ended December 31, 2010. LyondellBasell AF recorded provisions for doubtful accounts receivable of $7 million in the four months ended April 30, 2010.

## 6. Inventories

Inventories consisted of the following components at December 31:

| Millions of dollars | 2012 | 2011 |
|---|---|---|
| Finished goods | $3,194 | $3,544 |
| Work-in-process | 266 | 267 |
| Raw materials and supplies | 1,615 | 1,688 |
| Total inventories | $5,075 | $5,499 |

At December 31, 2012 and 2011, approximately 90% and 88%, respectively, of our inventories were valued using the LIFO method and the remainder, excluding materials and supplies, was valued using the FIFO method. The excess of current replacement cost over LIFO cost of inventories amounted to $620 million and $467 million at December 31, 2012 and 2011, respectively.

### 7. Property, Plant and Equipment, Goodwill and Intangible Assets

*Plant, Property and Equipment*—The components of property, plant and equipment, at cost, and the related accumulated depreciation were as follows at December 31:

| Millions of dollars | 2012 | 2011 |
|---|---|---|
| Land | $ 304 | $ 301 |
| Manufacturing facilities and equipment | 8,335 | 7,358 |
| Construction in progress | 987 | 785 |
| Total property, plant and equipment | 9,626 | 8,444 |
| Less accumulated depreciation | (1,930) | (1,111) |
| Property, plant and equipment, net | $ 7,696 | $ 7,333 |

In 2012, we recognized impairment charges of $22 million, primarily related to damage to our LDPE plant in Wesseling, Germany resulting from an explosion in a reactor bay.

On February 25, 2010, based on the continued impact of global economic conditions on polypropylene demand, LyondellBasell AF announced a project to cease production at, and permanently shut down, its polypropylene plant at Terni, Italy. LyondellBasell AF recognized charges of $23 million in Cost of sales related to plant and other closure costs in the first quarter of 2010. In July 2010, the plant ceased production.

*Intangible Assets*—The components of identifiable intangible assets, at cost, and the related accumulated amortization were as follows at December 31:

| | 2012 | | | 2011 | | |
|---|---|---|---|---|---|---|
| Millions of dollars | Cost | Accumulated Amortization | Net | Cost | Accumulated Amortization | Net |
| In-process research and development costs | $ 131 | $ (30) | $ 101 | $ 127 | $ (19) | $ 108 |
| Emission allowances | 728 | (195) | 533 | 731 | (128) | 603 |
| Various contracts | 563 | (197) | 366 | 563 | (146) | 417 |
| Software costs | 102 | (64) | 38 | 99 | (50) | 49 |
| Total intangible assets | $1,524 | $(486) | $1,038 | $1,520 | $(343) | $1,177 |

Amortization of these identifiable intangible assets for the next five years is expected to be $133 million in 2013, $128 million in 2014, $120 million in 2015, $114 million in 2016 and $112 million in 2017.

In 2011, we recognized impairments of $19 million related to certain abandoned in-process research and development projects.

*Depreciation and Amortization Expense*—Depreciation and amortization expense is summarized as follows:

| | Successor | | | Predecessor |
|---|---|---|---|---|
| | Year Ended December 31, | | May 1 through December 31, | January 1 through April 30, |
| Millions of dollars | 2012 | 2011 | 2010 | 2010 |
| Property, plant and equipment | $808 | $728 | $413 | $499 |
| Investment in PO joint ventures | 30 | 29 | 16 | 19 |
| Emission allowances | 70 | 82 | 46 | — |
| Various contracts | 51 | 60 | 81 | — |
| In-process research and development costs | 11 | 13 | — | 25 |
| Software costs | 13 | 19 | 2 | 12 |
| Other | — | — | — | 10 |
| Total depreciation and amortization | $983 | $931 | $558 | $565 |

*Asset Retirement Obligations*—We are contractually obligated to decommission our plants upon site exit at some locations. In such cases, we have accrued the net present value of the estimated costs. The changes in our asset retirement obligations were as follows:

| | Year Ended December 31, | |
|---|---|---|
| Millions of dollars | 2012 | 2011 |
| Beginning balance | $123 | $132 |
| Provisions | 9 | 24 |
| Payments | (29) | (28) |
| Changes in estimates | (2) | (6) |
| Accretion expense | 3 | 4 |
| Effects of exchange rate changes | 2 | (3) |
| Ending balance | $106 | $123 |

We believe that there are asset retirement obligations associated with some of our facilities, but that the present value of those obligations is not material in the context of an indefinite expected life of the facilities. We continually review the optimal future alternatives for our facilities. Any decision to retire one or more facilities may result in an increase in the present value of such obligations.

*Goodwill*—Goodwill increased from $585 million at December 31, 2011 to $591 million at December 31, 2012 and decreased from $595 million at December 31, 2010 to $585 million at December 31, 2011. All movements were due to foreign exchange impacts.

## 8. Investment in PO Joint Ventures

We, together with Bayer AG and Bayer Corporation (collectively "Bayer"), share ownership in a U.S. propylene oxide ("PO") manufacturing joint venture (the "U.S. PO Joint Venture") and a separate joint venture for certain related PO technology. Bayer's ownership interest represents ownership of annual in-kind PO production of the U.S. PO Joint Venture of 1.5 billion pounds in 2012 and 2011. We take in kind the remaining PO production and all co-product (styrene monomer ("SM" or "styrene") and tertiary butyl alcohol ("TBA") production from the U.S. PO Joint Venture.

In addition, we and Bayer each have a 50% interest in a separate manufacturing joint venture (the "European PO Joint Venture"), which includes a world-scale PO/SM plant at Maasvlakte near Rotterdam, The Netherlands. We and Bayer each are entitled to 50% of the PO and SM production at the European PO Joint Venture.

We and Bayer do not share marketing or product sales under the U.S. PO Joint Venture. We operate the U.S. PO Joint Venture's and the European PO Joint Venture's (collectively the "PO joint ventures") plants and arrange and coordinate the logistics of product delivery. The partners share in the cost of production and logistics is based on their product offtake.

We report the cost of our product offtake as inventory and cost of sales in our consolidated financial statements. Related cash flows are reported in the operating cash flow section of the consolidated statements of cash flows. Our investment in the PO joint ventures is reduced through recognition of our share of the depreciation and amortization of the assets of the PO joint ventures, which is included in cost of sales. Other changes in the investment balance are principally due to our additional capital investments in the PO joint ventures.

Changes in the Company's investment in the U.S. and European PO joint ventures for 2012 and 2011 are summarized below:

| Millions of dollars | U.S. PO Joint Venture | European PO Joint Venture | Total PO Joint Ventures |
|---|---|---|---|
| Investments in PO joint ventures—January 1, 2012 | $274 | $138 | $412 |
| Cash contributions | 10 | 3 | 13 |
| Depreciation and amortization | (22) | (8) | (30) |
| Effect of exchange rate changes | — | 2 | 2 |
| Investments in PO joint ventures—December 31, 2012 | $262 | $135 | $397 |
| Investments in PO joint ventures—January 1, 2011 | $291 | $146 | $437 |
| Cash contributions | 3 | 5 | 8 |
| Depreciation and amortization | (20) | (9) | (29) |
| Effect of exchange rate changes | — | (4) | (4) |
| Investments in PO joint ventures—December 31, 2011 | $274 | $138 | $412 |

## 9. Equity Investments

Direct and indirect Equity investments held by the Company are as follows:

| Percent of Ownership | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Basell Orlen Polyolefins Sp. Z.o.o. | 50.00% | 50.00% |
| PolyPacific Pty. Ltd. | 50.00% | 50.00% |
| SunAllomer Ltd. | 50.00% | 50.00% |
| Saudi Polyolefins Company | 25.00% | 25.00% |
| Saudi Ethylene & Polyethylene Company Ltd. | 25.00% | 25.00% |
| Al-Waha Petrochemicals Ltd. | 20.95% | 20.95% |
| PolyMirae Co. Ltd. | 42.59% | 42.59% |
| HMC Polymers Company Ltd. | 28.56% | 28.56% |
| Indelpro S.A. de C.V. | 49.00% | 49.00% |
| Ningbo ZRCC Lyondell Chemical Co. Ltd. | 26.65% | 26.65% |
| Ningbo ZRCC Lyondell Chemical Marketing Co. | 50.00% | 50.00% |
| Nihon Oxirane Company | 40.00% | 40.00% |
| NOC Asia Ltd. | 40.00% | 40.00% |
| Geosel | 27.00% | 27.00% |

The changes in Equity investments are as follows for the years 2012 and 2011:

| Millions of dollars | Year Ended December 31, 2012 | Year Ended December 31, 2011 |
|---|---|---|
| Beginning balance | $1,559 | $1,587 |
| Income from equity investments | 143 | 216 |
| Dividends received, gross | (147) | (208) |
| Contributions to joint ventures | 8 | — |
| Currency exchange effects | 11 | (21) |
| Other | 9 | (15) |
| Ending balance | $1,583 | $1,559 |

The subsidiary that holds the Company's equity interest in Al-Waha Petrochemicals Ltd. has a minority shareholder, which holds 16.21% of its equity. The equity interest held by the minority shareholder can be called by the Company or can be put to the Company by the minority interest shareholder at any time. The price of the call option is the nominal value of the shares (initial $18 million investment) plus accrued interest based on LIBOR plus 40 basis points, less paid dividends. The price of the put option is €1 plus the minority shareholder's undistributed pro-rata earnings. As of December 31, 2012 and 2011, the put would have a minimal redemption amount and the call could be redeemed for $21 million, the value of the initial investment plus accrued interest.

Summarized balance sheet information and the Company's share of equity investments were as follows:

| Millions of dollars | December 31, 2012 | | December 31, 2011 | |
|---|---|---|---|---|
| | 100% | Company Share | 100% | Company Share |
| Current assets | $ 3,923 | $1,387 | $ 3,969 | $1,380 |
| Noncurrent assets | 6,341 | 1,781 | 6,546 | 1,811 |
| Total assets | 10,264 | 3,168 | 10,515 | 3,191 |
| Current liabilities | 2,973 | 1,030 | 2,760 | 967 |
| Noncurrent liabilities | 2,205 | 615 | 2,583 | 727 |
| Net assets | $ 5,086 | $1,523 | $ 5,172 | $1,497 |

Summarized income statement information and the Company's share for the periods for which the respective Equity investments were accounted for under the equity method is set forth below:

| | Successor | | | | | | Predecessor | |
|---|---|---|---|---|---|---|---|---|
| | Year Ended December 31, | | | | May 1 through December 31, 2010 | | January 1 through April 30, 2010 | |
| | 2012 | | 2011 | | | | | |
| Millions of dollars | 100% | Company Share | 100% | Company Share | 100% | Company Share | 100% | Company Share |
| Revenues | $10,961 | $ 3,650 | $ 14,960 | $ 4,915 | $ 6,249 | $ 2,248 | $ 3,127 | $ 989 |
| Cost of sales | (9,916) | (3,328) | (13,335) | (4,441) | (5,622) | (2,042) | (2,699) | (869) |
| Gross profit | 1,045 | 322 | 1,625 | 474 | 627 | 206 | 428 | 120 |
| Net operating expenses | (258) | (91) | (375) | (131) | (169) | (55) | (82) | (29) |
| Operating income | 787 | 231 | 1,250 | 343 | 458 | 151 | 346 | 91 |
| Interest income | 6 | 3 | 12 | 4 | 4 | 2 | 2 | 1 |
| Interest expense | (306) | (76) | (260) | (71) | (151) | (43) | (43) | (13) |
| Foreign currency translation | 74 | 21 | (6) | (6) | 5 | (1) | 83 | 24 |
| Income (loss) from equity investments | (9) | (2) | 3 | 1 | (2) | (3) | 3 | 2 |
| Income before income taxes | 552 | 177 | 999 | 271 | 314 | 106 | 391 | 105 |
| Provision for income taxes | (101) | (34) | (201) | (55) | (43) | (20) | (67) | (21) |
| Net income | $ 451 | $ 143 | $ 798 | $ 216 | $ 271 | $ 86 | $ 324 | $ 84 |

The carrying value of our equity investments at December 31, 2012 of $1,583 million reflects the aggregate fair value adjustment at May 1, 2010 and subsequent cumulative amortization, which represents the difference to the equity investments underlying net assets of $1,523 million.

## 10. Prepaid Expenses and Other Current Assets and Other Assets

The components of Prepaid expenses and other current assets were as follows at December 31:

| Millions of dollars | 2012 | 2011 |
|---|---|---|
| VAT receivables | $202 | $ 376 |
| Income taxes | 85 | 372 |
| Advances to suppliers | 67 | 90 |
| Prepaid insurance | 51 | 46 |
| Deferred tax assets | 46 | 29 |
| Taxes other than income taxes | 18 | 11 |
| Other | 101 | 116 |
| Total prepaid expenses and other current assets | $570 | $1,040 |

The components of Other assets were as follows at December 31:

| Millions of dollars | 2012 | 2011 |
|---|---|---|
| Debt issuance costs | $ 98 | $ 102 |
| Company-owned life insurance | 55 | 54 |
| Pension assets | 15 | 47 |
| Deferred tax assets | 44 | 20 |
| Other | 34 | 43 |
| Total other assets | $ 246 | $ 266 |

## 11. Accrued Liabilities

Accrued liabilities consisted of the following components at December 31:

| Millions of dollars | 2012 | 2011 |
|---|---|---|
| Payroll and benefits | $ 437 | $ 351 |
| Taxes other than income taxes | 201 | 211 |
| Interest | 51 | 119 |
| Product sales rebates | 221 | 220 |
| Warrants | 1 | 19 |
| Income taxes | 37 | 36 |
| Priority and administrative claims | 15 | 17 |
| Deferred revenues | 34 | 41 |
| Restructuring | 66 | 79 |
| Other | 94 | 149 |
| Total accrued liabilities | $1,157 | $1,242 |

## 12. Debt

Long-term loans, notes and other long-term debt to unrelated parties consisted of the following:

| Millions of dollars | 2012 | 2011 |
|---|---|---|
| Senior Notes due 2017, $2,250 million, 8.0% | $ — | $ 619 |
| Senior Notes due 2017, €375 million, 8.0% | — | 134 |
| Senior Notes due 2018, $3,240 million, 11.0% | — | 1,922 |
| Senior Notes due 2019, $2,000 million, 5.0% | 2,000 | — |
| Senior Notes due 2021, $1,000 million, 6.0% | 1,000 | 1,000 |
| Senior Notes due 2024, $1,000 million, 5.75% | 1,000 | — |
| Guaranteed Notes due 2027, $300 million, 8.1% | 300 | 300 |
| Other | 5 | 9 |
| Total | 4,305 | 3,984 |
| Less current maturities | (1) | (4) |
| Long-term debt | $4,304 | $3,980 |

Short-term loans, notes and other short-term debt to unrelated parties consisted of the following:

| Millions of dollars | 2012 | 2011 |
|---|---|---|
| $2,000 million Senior Revolving Credit Facility | $ — | $ — |
| $2,000 million Senior Secured Asset-Based Revolving Credit Facility | — | — |
| $1,000 million U.S. Receivables Securitization Facility | — | — |
| €450 million European Receivables Securitization Facility | — | — |
| Financial payables to equity investees | 9 | 10 |
| Other | 86 | 38 |
| Total short-term debt | $ 95 | $ 48 |

Aggregate maturities of debt during the next five years are $96 million in 2013, $1 million in each of the years 2014 through 2017, and $4,300 million thereafter.

*Long-Term Debt*

*8% and 11% Senior Notes*—In 2012, we fully repaid our 8% and 11% senior notes in a series of payments totaling $2,676 million, including $755 million for our 8% senior notes and $1,921 million for our 11% senior notes. In connection with these repayments, we paid premiums totaling $294 million and charged $18 million of previously capitalized debt issuance costs to interest expense. As a result of these repayments, the subsidiary guarantees of all of our senior debt, including the 5%, 5.75% and 6% senior notes discussed below were released on June 15, 2012.

*5% and 5.75% Senior Notes*—In April 2012, we issued $2,000 million aggregate principal amount of 5% senior notes due 2019 and $1,000 million aggregate principal amount of 5.75% senior notes due 2024, each at an issue price of 100%. When issued, the 5% and 5.75% senior notes were guaranteed on a senior basis by generally all of our U.S. subsidiaries. The subsidiary guarantees were released on June 15, 2012 as a result of the repayment of our 8% and 11% senior notes described above.

*6% Senior Notes*—In November 2011, we issued $1.0 billion of 6% senior notes due 2021. In December 2011, we used the net proceeds from the offering of the 6% senior notes, together with available cash, to pay a special dividend in the aggregate amount of $2.6 billion to shareholders of record on November 25, 2011. When issued, the 6% senior notes were guaranteed on a senior basis by generally all of our U.S. subsidiaries. The subsidiary guarantees were released on June 15, 2012 as a result of the repayment of our 8% and 11% senior notes described above.

*Short-Term Debt*

*Senior Revolving Credit Facility*—In May 2012, we entered into a five-year revolving credit facility. The facility may be used for dollar and euro denominated borrowings and includes supporting up to $700 million of dollar and euro denominated letters of credit. The balance of outstanding borrowings and letters of credit under the facility may not exceed $2,000 million at any given time. We may, from time to time, request the total commitments available under the facility be increased to an aggregate amount not to exceed $2,500 million. Borrowings under the facility bear interest at a Base Rate or LIBOR, plus an applicable margin. Additional fees are incurred for the average daily unused commitments.

The facility contains customary covenants and warranties, including specified restrictions on indebtedness, liens, and sale and leaseback transactions. In addition, we are required to maintain a specified interest coverage ratio of 3.00 to 1.00 or more and a consolidated leverage ratio of 3.50 to 1.00 or less as of the last day of each fiscal quarter. We are in compliance with these covenants as of December 31, 2012.

Obligations under the facility were guaranteed by our U.S. subsidiaries until those guarantees were released in June 2012 as a result of the repayment of our 8% and 11% senior notes, described above.

At December 31, 2012, availability under this facility was $1,949 million. There were no borrowings outstanding under the facility and outstanding letters of credit totaled $48 million.

*ABL Credit Facility*—In connection with the execution of our revolving credit facility in May 2012, we terminated our U.S. asset-based revolving credit facility. All amounts owed by the borrowers under this facility have been repaid and all commitments have been terminated. In connection with the termination of this facility, $17 million of unamortized debt issuance costs were charged to interest expense.

*U.S. Receivables Securitization Facility*—In September 2012, we entered into a three-year, $1,000 million accounts receivable securitization facility. Pursuant to the new facility, certain of our subsidiaries sell or contribute their trade receivables to a wholly owned, bankruptcy-remote subsidiary on an ongoing basis and without recourse. The bankruptcy-remote subsidiary, which was formed solely to purchase or receive such contributions of receivables from these subsidiaries, may then, at its option and subject to a borrowing base of eligible receivables, sell undivided interests in the pool of trade receivables together with all related security and interests in the proceeds thereof to financial institutions participating in the facility. The receivables sold to the bankruptcy-remote subsidiary are reserved only to satisfy claims of its creditors and are not available to satisfy the claims of creditors of the company and its subsidiaries. In the event of a liquidation, the bankruptcy-remote subsidiary's assets will be used to satisfy the claims of its creditors prior to any assets or value in the bankruptcy-remote subsidiary becoming available to us. We are responsible for servicing the receivables. The facility also provides for the issuance of letters of credit up to $200 million. The term of the securitization facility may be extended in accordance with the provisions of the agreement.

The facility is also subject to customary warranties and covenants, including limits and reserves and the maintenance of specified financial ratios. We are required to maintain a leverage ratio at the end of every fiscal quarter of 3.50 to 1.00 or less for the period covering the most recent four quarters. Performance obligations under the facility are guaranteed by our parent company.

At December 31, 2012, availability under this facility was $916 million. There were no borrowings or letters of credit outstanding under the facility.

*Other*—Amortization of debt issuance costs resulted in amortization expense of $58 million and $61 million for the years ended December 31, 2012 and 2011, respectively, and $41 million for the eight months ended December 31, 2010 and $307 million for the four months ended April 30, 2010. These costs include the write off of unamortized debt issuance costs associated with the repayment of the 8% and 11% senior notes and the termination of the ABL credit facility described above and are included in interest expense in the Consolidated Statements of Income.

Our weighted average interest rate on outstanding short-term debt was 3.3% in 2012 and 3.9% in 2011.

## 13. Lease Commitments

We lease office facilities, railcars, vehicles, and other equipment under long-term operating leases. Some leases contain renewal provisions, purchase options and escalation clauses.

The aggregate future estimated payments under these commitments are:

| Millions of dollars | |
|---|---|
| 2013 | $ 256 |
| 2014 | 220 |
| 2015 | 178 |
| 2016 | 111 |
| 2017 | 88 |
| Thereafter | 227 |
| Total minimum lease payments | $1,080 |

Rental expense for the years ended December 31, 2012, 2011 and 2010 was $280 million, $278 million and $264 million, respectively.

## 14. Derivative Financial Instruments

*Cash Concentration*—Our cash equivalents are placed in high-quality commercial paper, money market funds and time deposits with major international banks and financial institutions.

*Market Risks*—We are exposed to market risks, such as changes in commodity pricing, currency exchange rates and interest rates. To manage the volatility related to these exposures, we selectively enter into derivative transactions pursuant to our risk management policies. Designation of the derivatives as fair-value or cash-flow hedges is performed on a specific exposure basis. Hedge accounting may or may not be elected with respect to certain short-term exposures. The changes in fair value of these hedging instruments are offset in part or in whole by corresponding changes in the fair value or cash flows of the underlying exposures being hedged.

*Commodity Prices*—We are exposed to commodity price volatility related to anticipated purchases of natural gas, crude oil and other raw materials and sales of our products. We selectively use commodity swap, option and futures contracts with various terms to manage the volatility related to these risks. Such contracts are generally limited to durations of one year or less. Cash-flow hedge accounting may be elected for these derivative transactions. When the duration of a derivative is short, hedge accounting generally would not be elected. When hedge accounting is not elected, the changes in fair value of these instruments are recorded in earnings. When hedge accounting is elected, gains and losses on these instruments are deferred in accumulated other comprehensive income ("AOCI"), to the extent that the hedge remains effective, until the underlying transaction is recognized in earnings.

The following table summarizes the pretax effect of settled commodity futures contracts charged directly to income:

| | Settled Commodity Contracts | | |
|---|---|---|---|
| | Year Ended December 31, 2012 | | |
| Millions of dollars | Gain (Loss) Recognized in Income | Volumes Settled | Volume Unit |
| Futures: | | | |
| Gasoline | $ (6) | 514 | million gallons |
| Heating oil | 9 | 650 | million gallons |
| Butane | (6) | 123 | million gallons |
| Crude oil | (19) | 557 | million gallons |
| | $(22) | | |

| | Year Ended December 31, 2011 | | |
|---|---|---|---|
| | Gain (Loss) Recognized in Income | Volumes Settled | Volume Unit |
| Futures: | | | |
| Gasoline | $ 20 | 546 | million gallons |
| Heating oil | 3 | 609 | million gallons |
| Butane | (3) | 23 | million gallons |
| Crude oil | (6) | 197 | million gallons |
| | $ 14 | | |

The estimated fair value and notional amounts of our open commodity futures contracts are shown in the table below:

| | Open Commodity Contracts | | | | |
|---|---|---|---|---|---|
| | December 31, 2012 | | | | |
| | | Notional Amounts | | | |
| Millions of dollars | Fair Value | Value | Volumes | Volume Unit | Maturity Dates |
| Futures: | | | | | |
| Gasoline | $ (7) | $ 56 | 20 | million gallons | January 2013 - February 2013 |
| Heating oil | — | 38 | 13 | million gallons | January 2013 |
| Butane | 5 | 25 | 14 | million gallons | January 2013 - February 2013 |
| Crude oil | 1 | 110 | 47 | million gallons | February 2013 - March 2013 |
| | $ (1) | $229 | | | |

| | December 31, 2011 | | | | |
|---|---|---|---|---|---|
| | | Notional Amounts | | | |
| | Fair Value | Value | Volumes | Volume Unit | Maturity Dates |
| Futures: | | | | | |
| Gasoline | $12 | $ 34 | 12 | million gallons | January 2012 - February 2012 |
| Heating oil | 1 | 54 | 19 | million gallons | January 2012 |
| Butane | (1) | 22 | 12 | million gallons | January 2012 - February 2012 |
| | $12 | $110 | | | |

*Foreign Currency Rates*—We have significant operations in numerous countries. The functional currencies of our wholly owned subsidiaries through which we operate are primarily the U.S. dollar and the Euro. We and our subsidiaries enter into transactions denominated in currencies other than our designated functional currencies. As a result, we are exposed to foreign currency risk on receivables and payables. We maintain risk management control policies intended to monitor foreign currency risk attributable to both the outstanding foreign currency balances and future commitments. These control policies involve the centralization of foreign currency exposure management, the offsetting of exposures and the estimating of expected impacts of changes in foreign currency rates on our earnings. We enter into foreign currency forward contracts to reduce the effects of our net currency exchange exposures. At December 31, 2012, foreign currency forward contracts in the notional amount of $964 million, maturing in January 2013 through March 2013, were outstanding. The fair values, based on quoted market exchange rates, resulted in a net receivable of $8 million at December 31, 2012 and a net payable of $12 million at December 31, 2011.

For forward contracts that economically hedge recognized monetary assets and liabilities in foreign currencies, no hedge accounting is applied. Changes in the fair value of foreign currency forward contracts, which are reported in the Consolidated Statements of Income, are offset in part by the currency exchange results recognized on the assets and liabilities.

*Foreign Currency Gain (Loss)*—Other income (expense), net, in the Consolidated Statements of Income reflected a loss of $21 million for 2012, a loss of $17 million for 2011, a gain of $18 million for the eight months ended December 31, 2010 and a loss of $258 million for the four months ended April 30, 2010 related to changes in currency exchange rates.

*Interest Rates*—Pursuant to the provisions of the Plan of Reorganization, $201 million in liabilities associated with interest rate swaps designated as cash-flow hedges in the notional amount of $2,350 million were discharged on April 30, 2010. The Predecessor Company discontinued accounting for the interest rate swap as a hedge and, in April 2010, $153 million of unamortized loss was released from AOCI and recognized in Interest expense in the Consolidated Statements of Income.

*Warrants*—We had warrants outstanding to purchase 20,580 ordinary shares as of December 31, 2012 and 1,000,223 ordinary shares as of December 31, 2011 at exercise prices of $13.06 and $13.77 per share, respectively. The exercise price was adjusted on November 19, 2012 as a result of the payment of our special dividend on December 11, 2012. The fair values of the warrants were determined to be $1 million and $19 million at December 31, 2012 and 2011, respectively.

*Derivatives*—The following table summarizes financial instruments outstanding as of December 31, 2012 and 2011 that are measured at fair value on a recurring basis. Refer to Note 15, *Fair Value Measurement*, for additional information regarding the fair value of derivative financial instruments.

| Millions of dollars | Balance Sheet Classification | December 31, 2012 Notional Amount | December 31, 2012 Fair Value | December 31, 2011 Notional Amount | December 31, 2011 Fair Value |
|---|---|---|---|---|---|
| **Assets—** | | | | | |
| Derivatives: | | | | | |
| Commodities | Prepaid expenses and other current assets | $ 134 | $ 6 | $ 88 | $ 13 |
| Embedded derivatives | Prepaid expenses and other current assets | 59 | 5 | — | — |
| Foreign currency | Prepaid expenses and other current assets | 964 | 8 | — | — |
| | | $1,157 | $ 19 | $ 88 | $ 13 |
| **Liabilities—** | | | | | |
| Derivatives: | | | | | |
| Commodities | Accrued liabilities | $ 94 | $ 7 | $ 22 | $ 1 |
| Warrants | Accrued liabilities | — | 1 | 14 | 19 |
| Foreign currency | Accrued liabilities | — | — | 726 | 12 |
| | | $ 94 | $ 8 | $762 | $ 32 |

The following table summarizes the pretax effect of derivative instruments charged directly to income:

| Successor<br>Millions of dollars | Gain (Loss) Recognized in AOCI | Gain (Loss) Reclassified from AOCI to Income | Additional Gain (Loss) Recognized in Income | Income Statement Classification |
|---|---|---|---|---|
| | Effect of Financial Instruments — Year Ended December 31, 2012 | | | |
| Derivatives not designated as hedges: | | | | |
| Commodities | $— | $— | $(23) | Cost of sales |
| Warrants | — | — | (11) | Other income (expense), net |
| Embedded derivatives | — | — | 5 | Cost of sales |
| Foreign currency | — | — | 65 | Other income (expense), net |
| | $— | $— | $ 36 | |

| | Year Ended December 31, 2011 | | | |
|---|---|---|---|---|
| **Millions of dollars** | **Gain (Loss) Recognized in AOCI** | **Gain (Loss) Reclassified from AOCI to Income** | **Additional Gain (Loss) Recognized in Income** | **Income Statement Classification** |
| Derivatives not designated as hedges: | | | | |
| Commodities | $— | $— | $ 26 | Cost of sales |
| Warrants | — | — | (37) | Other income (expense), net |
| Foreign currency | — | — | (7) | Other income (expense), net |
| | $— | $— | $(18) | |

| | May 1 through December 31, 2010 | | | |
|---|---|---|---|---|
| **Millions of dollars** | **Gain (Loss) Recognized in AOCI** | **Gain (Loss) Reclassified from AOCI to Income** | **Additional Gain (Loss) Recognized in Income** | **Income Statement Classification** |
| Derivatives not designated as hedges: | | | | |
| Commodities | $— | $— | $ 11 | Cost of sales |
| Warrants | — | — | (114) | Other income (expense), net |
| Foreign currency | — | — | (2) | Other income (expense), net |
| | — | — | (105) | |

| | January 1 through April 30, 2010 | | | |
|---|---|---|---|---|
| **Predecessor**<br>**Millions of dollars** | **Gain (Loss) Recognized in AOCI** | **Gain (Loss) Reclassified from AOCI to Income** | **Additional Gain (Loss) Recognized in Income** | **Income Statement Classification** |
| Derivatives designated as cash-flow hedges: | | | | |
| Interest rate | $— | $ (17) | $— | Interest expense |
| Derivatives not designated as hedges: | | | | |
| Commodities | — | — | 6 | Cost of sales |
| Foreign currency | — | — | 8 | Other income (expense), net |
| | — | — | 14 | |
| | $— | $ (17) | $ 14 | |
| Non-derivatives designated as hedges of foreign currency: | | | | |
| Net foreign investment— | | | | |
| 8.1% Guaranteed Notes due 2027 | $ (24) | $— | $— | |
| 8.375% Senior Notes due 2015 | (20) | — | — | |
| | $ (44) | $— | $— | |

## 15. Fair Value Measurement

The following table presents the derivative financial instruments outstanding as of December 31, 2012 and 2011 that are measured at fair value on a recurring basis.

| Millions of dollars | December 31, 2012 | | | |
|---|---|---|---|---|
| | Fair Value | Level 1 | Level 2 | Level 3 |
| **Assets—** | | | | |
| Derivatives: | | | | |
| Commodities | $ 6 | $ 1 | $ 5 | $— |
| Embedded derivatives | 5 | — | 5 | — |
| Foreign currency | 8 | — | 8 | — |
| | $19 | $ 1 | $ 18 | $— |
| **Liabilities—** | | | | |
| Derivatives: | | | | |
| Commodities | $ 7 | $ 7 | $— | $— |
| Warrants | 1 | — | 1 | — |
| | $ 8 | $ 7 | $ 1 | $— |

| | December 31, 2011 | | | |
|---|---|---|---|---|
| | Fair Value | Level 1 | Level 2 | Level 3 |
| **Assets—** | | | | |
| Derivatives: | | | | |
| Commodities | $13 | $ 13 | $— | $— |
| | $13 | $ 13 | $— | $— |
| **Liabilities—** | | | | |
| Derivatives: | | | | |
| Commodities | $ 1 | $— | $ 1 | $— |
| Warrants | 19 | — | 19 | — |
| Foreign currency | 12 | — | 12 | — |
| | $32 | $— | $ 32 | $— |

There were no derivative financial instruments measured on a recurring basis using Level 3 inputs during the years ended December 31, 2012 and 2011.

In the second quarter of 2011, we concluded that market price alone could not be relied upon to substantiate the fair value of the Company's warrants due to minimal trading activity. As a result, we calculated the fair value of our warrants using the weighted average price of our stock for the last 20 days less the warrant exercise price. Accordingly, warrants were classified as Level 2 in the valuation hierarchy. The following table summarizes the transfer of the fair value measurement of warrants from Level 1 to Level 2 during the year ended December 31, 2011:

| Millions of dollars | Level 1 | Level 2 |
|---|---|---|
| Balance at January 1, 2011 | $ 215 | $ — |
| Purchases, sales, issuances, and settlements | (49) | (184) |
| Transfers in and/or out of Levels 1 and 2 | (225) | 225 |
| Total gains or losses (realized/unrealized) | 59 | (22) |
| Balance at December 31, 2011 | $ — | $ 19 |

There were no transfers between Level 1 and Level 2 during the year ended December 31, 2012.

The following table presents the carrying value and estimated fair value of our non-derivative financial instruments as of December 31, 2012 and 2011. Short-term and long-term debt are recorded at historical cost or amortized cost in the Consolidated Balance Sheets. The carrying and fair value of short-term and long-term debt excludes capital leases.

| | December 31, 2012 | | | | |
|---|---|---|---|---|---|
| Millions of dollars | Carrying Value | Fair Value | Level 1 | Level 2 | Level 3 |
| Short-term debt | $ 95 | $ 95 | $— | $ 74 | $ 21 |
| Long-term debt | 4,300 | 4,935 | — | 4,935 | — |
| Short-term and long-term debt, including current maturities | $4,395 | $5,030 | $— | $5,009 | $ 21 |

| | December 31, 2011 | | | | |
|---|---|---|---|---|---|
| Millions of dollars | Carrying Value | Fair Value | Level 1 | Level 2 | Level 3 |
| Short-term debt | $ 48 | $ 48 | $— | $ 10 | $ 38 |
| Long-term debt | 3,978 | 4,246 | — | 4,243 | 3 |
| Short-term and long-term debt, including current maturities | $4,026 | $4,294 | $— | $4,253 | $ 41 |

The fair value of all non-derivative financial instruments included in current assets, including cash and cash equivalents, restricted cash and accounts receivable, and current liabilities, including short-term debt and accounts payable, approximates the applicable carrying value due to the short maturity of those instruments.

We use the following inputs and valuation techniques to estimate the fair value of our financial instruments:

*Derivatives*—The fair value of our commodity derivatives is measured using the closing market price at the end of the reporting period obtained from the New York Mercantile Exchange and from third-party broker quotes and pricing providers. Warrants are valued using the weighted average price of our stock for the last 20 trading days less the warrant exercise price. The fair value of our foreign currency derivatives is based on forward market rates.

*Long-Term Debt*—Fair value is calculated based on non-binding broker quotes obtained from well-established and recognized vendors of market data for debt valuations.

## 16. Pension and Other Post-retirement Benefits

We have defined benefit pension plans which cover employees in the U.S. and various non-U.S. countries. We also sponsor postretirement benefit plans other than pensions that provide medical benefits to our U.S., Canadian, and French employees. In addition, we provide other post employment benefits such as early retirement and deferred compensation severance benefits to employees of certain non-U.S. countries. We use a measurement date of December 31 for all of our benefit plans.

Most employees in the U.S. and certain non-U.S. countries are eligible to participate in defined contribution plans (Employee Savings Plans) by contributing a portion of their compensation. We also make employer contributions, such as matching contributions, to certain of these plans.

For 2012, the actual return was a gain of 12.82% and 7.63% for U.S. and non-U.S. plan assets, respectively.

The following table provides a reconciliation of projected benefit obligations, plan assets and the funded status of our U.S. and non-U.S. defined benefit pension plans:

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | 2012 | | 2011 | |
| Millions of dollars | U.S. | Non-U.S. | U.S. | Non-U.S. |
| **Change in benefit obligation:** | | | | |
| Benefit obligation, January 1 | $2,067 | $1,093 | $1,834 | $1,099 |
| Service cost | 41 | 24 | 40 | 29 |
| Interest cost | 80 | 51 | 91 | 56 |
| Actuarial loss (gain) | 87 | 145 | 239 | (21) |
| Plan amendments | — | (8) | — | 14 |
| Benefits paid | (119) | (44) | (106) | (54) |
| Participant contributions | — | 3 | — | 3 |
| Settlement | — | — | (31) | — |
| Curtailment | — | (4) | — | (1) |
| Foreign exchange effects | — | 28 | — | (31) |
| Net transfer out (including the effect of any business combinations/divestitures) | — | — | — | (1) |
| Benefit obligation, December 31 | 2,156 | 1,288 | 2,067 | 1,093 |
| **Change in plan assets:** | | | | |
| Fair value of plan assets, January 1 | 1,527 | 554 | 1,210 | 550 |
| Actual return on plan assets | 182 | 26 | (18) | 16 |
| Company contributions | 108 | 72 | 472 | 54 |
| Benefits paid | (119) | (44) | (106) | (54) |
| Participant contributions | — | 3 | — | 3 |
| Foreign exchange effects | — | 14 | — | (15) |
| Settlement | — | — | (31) | — |
| Fair value of plan assets, December 31 | 1,698 | 625 | 1,527 | 554 |
| Funded status of continuing operations, December 31 | $ (458) | $ (663) | $ (540) | $ (539) |

| Millions of dollars | December 31, 2012 U.S. | December 31, 2012 Non-U.S. | December 31, 2011 U.S. | December 31, 2011 Non-U.S. |
|---|---|---|---|---|
| **Amounts recognized in the Consolidated Balance Sheets consist of:** | | | | |
| Prepaid benefit cost | $ — | $ 15 | $ — | $ 47 |
| Accrued benefit liability, current | — | (48) | — | (22) |
| Accrued benefit liability, long-term | (458) | (630) | (540) | (564) |
| Funded status, December 31 | $(458) | $(663) | $(540) | $(539) |

| Millions of dollars | December 31, 2012 U.S. | December 31, 2012 Non-U.S. | December 31, 2011 U.S. | December 31, 2011 Non-U.S. |
|---|---|---|---|---|
| **Amounts recognized in Accumulated other comprehensive income:** | | | | |
| Actuarial and investment loss (gain) | $431 | $106 | $433 | $(40) |
| Prior service cost (credit) | — | 10 | — | 21 |
| Balance at December 31 | $431 | $116 | $433 | $(19) |

The following additional information is presented for our U.S. and non-U.S. pension plans as of December 31:

| Millions of dollars | December 31, 2012 U.S. | December 31, 2012 Non-U.S. | December 31, 2011 U.S. | December 31, 2011 Non-U.S. |
|---|---|---|---|---|
| Accumulated benefit obligation for defined benefit plans, December 31 | $2,126 | $1,172 | $2,041 | $1,016 |

Pension plans with projected benefit obligations in excess of the fair value of assets are summarized as follows at December 31:

| Millions of dollars | December 31, 2012 U.S. | December 31, 2012 Non-U.S. | December 31, 2011 U.S. | December 31, 2011 Non-U.S. |
|---|---|---|---|---|
| Projected benefit obligations | $2,156 | $987 | $2,067 | $846 |
| Fair value of assets | 1,698 | 309 | 1,527 | 259 |

Pension plans with accumulated benefit obligations in excess of the fair value of assets are summarized as follows at December 31:

| Millions of dollars | December 31, 2012 U.S. | December 31, 2012 Non-U.S. | December 31, 2011 U.S. | December 31, 2011 Non-U.S. |
|---|---|---|---|---|
| Accumulated benefit obligations | $2,125 | $779 | $2,041 | $720 |
| Fair value of assets | 1,698 | 171 | 1,527 | 162 |

The following table provides the components of net periodic pension costs:

| | U.S. Plans | | | |
|---|---|---|---|---|
| | Successor | | | Predecessor |
| | Year Ended December 31, | | May 1 through December 31, | January 1 through April 30, |
| Millions of dollars | 2012 | 2011 | 2010 | 2010 |
| **Net Periodic Pension Cost:** | | | | |
| Service cost | $ 44 | $ 40 | $ 29 | $ 14 |
| Interest cost | 80 | 91 | 62 | 31 |
| Actual return on plan assets | (182) | 18 | (95) | (55) |
| Less—return in excess of (less than) expected return | 63 | (123) | 35 | 24 |
| Expected return on plan assets | (119) | (105) | (60) | (31) |
| Settlement and curtailment loss | — | 6 | 2 | — |
| Prior service cost (benefit) amortization | — | — | — | (4) |
| Actuarial and investment loss amortization | 23 | — | — | 8 |
| Net periodic benefit cost (benefit) | $ 28 | $ 32 | $ 33 | $ 18 |

| | Non-U.S. Plans | | | |
|---|---|---|---|---|
| | Successor | | | Predecessor |
| | Year Ended December 31, | | May 1 through December 31, | January 1 through April 30, |
| Millions of dollars | 2012 | 2011 | 2010 | 2010 |
| **Net Periodic Pension Cost:** | | | | |
| Service cost | $ 26 | $ 29 | $ 19 | $ 9 |
| Interest cost | 51 | 56 | 34 | 17 |
| Actual return on plan assets | (26) | (16) | (23) | (25) |
| Less – return in excess of (less than) expected return | (1) | (18) | 3 | 15 |
| Expected return on plan assets | (27) | (34) | (20) | (10) |
| Settlement and curtailment (gain) loss | (4) | (3) | — | (1) |
| Prior service cost (benefit) amortization | 2 | 3 | — | — |
| Actuarial and investment (gain) loss amortization | (1) | — | — | 1 |
| Other | — | — | — | 1 |
| Net periodic benefit cost (benefit) | $ 47 | $ 51 | $ 33 | $ 17 |

Our goal is to manage pension investments over the longer term to achieve optimal returns with an acceptable level of risk and volatility. The assets are externally managed by professional investment firms and performance is evaluated continuously against specific benchmarks.

The actual and target asset allocation for our plans are as follows:

| Millions of dollars | 2012 | | 2011 | |
|---|---|---|---|---|
| | Actual | Target | Actual | Target |
| Canada | | | | |
| Equity securities | 61% | 60% | 61% | 60% |
| Fixed income | 39% | 40% | 39% | 40% |
| United Kingdom—Lyondell Chemical Plans | | | | |
| Equity securities | 47% | 50% | 48% | 50% |
| Fixed income | 53% | 50% | 52% | 50% |
| United Kingdom—Basell Plans | | | | |
| Equity securities | 59% | 60% | 58% | 60% |
| Fixed income | 41% | 40% | 42% | 40% |
| United States | | | | |
| Equity securities | 58% | 55% | 58% | 55% |
| Fixed income | 33% | 30% | 35% | 30% |
| Alternatives | 9% | 15% | 7% | 15% |
| Netherlands—Lyondell Chemical Plans | | | | |
| Equity securities | — % | — % | 18% | 50% |
| Fixed income | 100% | 100% | 82% | 50% |
| Netherlands—Basell Plans | | | | |
| Equity securities | 7% | 18% | 10% | 18% |
| Fixed income | 93% | 82% | 90% | 82% |

We estimate the following contributions to our pension plans in 2013:

| Millions of dollars | U.S. | Non-U.S. |
|---|---|---|
| Defined benefit plans | $ 99 | $101 |
| Multi-employer plans | — | 8 |
| Total | $ 99 | $109 |

As of December 31, 2012, future expected benefit payments by our pension plans which reflect expected future service, as appropriate, are as follows:

| Millions of dollars | U.S. | Non-U.S. |
|---|---|---|
| 2013 | $128 | $ 76 |
| 2014 | 131 | 64 |
| 2015 | 138 | 66 |
| 2016 | 134 | 63 |
| 2017 | 144 | 65 |
| 2018 through 2022 | 750 | 331 |

The following tables set forth the principal assumptions on discount rates, projected rates of compensation increase and expected rates of return on plan assets, where applicable. These assumptions vary for the different plans, as they are determined in consideration of the local conditions.

The assumptions used in determining the net benefit liabilities for our pension plans were as follows at December 31:

| | 2012 | | 2011 | |
|---|---|---|---|---|
| Millions of dollars | U.S. | Non-U.S. | U.S. | Non-U.S. |
| **Weighted average assumptions:** | | | | |
| Discount rate | 3.82% | 3.63% | 4.07% | 4.83% |
| Rate of compensation increase | 4.00% | 3.12% | 4.00% | 3.17% |

The assumptions used in determining net benefit costs for our pension plans were as follows:

| | Successor | | | | | | Predecessor | |
|---|---|---|---|---|---|---|---|---|
| | Year Ended December 31, | | | | May 1 through December 31, 2010 | | January 1 through April 30, 2010 | |
| | 2012 | | 2011 | | | | | |
| Millions of dollars | U.S. | Non-U.S. | U.S. | Non-U.S. | U.S. | Non-U.S. | U.S. | Non-U.S. |
| **Weighted average assumptions for the year:** | | | | | | | | |
| Discount rate | 4.07% | 4.83% | 5.18% | 4.97% | 5.68% | 4.82% | 5.75% | 5.50% |
| Expected return on plan assets | 8.00% | 4.84% | 8.00% | 6.21% | 8.00% | 6.24% | 8.00% | 6.52% |
| Rate of compensation increase | 4.00% | 3.17% | 4.00% | 3.27% | 4.00% | 3.26% | 4.00% | 3.08% |

The discount rate assumptions reflect the rates at which the benefit obligations could be effectively settled, based on published long-term bond indices where the term closely matches the term of the benefit obligations. The expected rate of return on assets was estimated based on the plans' asset allocation, a review of historical capital market performance, historical plan performance and a forecast of expected future asset returns. We review these long-term assumptions on a periodic basis.

Our pension plans have not directly invested in securities of LyondellBasell N.V., and there have been no significant transactions between any of the pension plans and the Company or related parties thereof.

In accordance with ASC 820, *Fair Value Measurements and Disclosures*, fair value measurements are classified using the following hierarchy:

Level 1—Quoted prices for identical instruments in active markets.

Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.

Level 3—Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

When available, quoted market prices are used to determine fair value and such measurements are classified within Level 1. In some cases where market prices are not available, observable market-based inputs are used to calculate fair value, in which case the measurements are classified within Level 2. If quoted or observable market prices are not available, fair value is based upon internally-developed models that use, where possible, current market-based parameters such as interest rates, yield curves and currency rates. These measurements are classified within Level 3.

Fair value measurements are classified according to the lowest level input or value-driver that is significant to the valuation. A measurement may therefore be classified within Level 3 even though there may be significant inputs that are readily observable.

The major classes of the pension assets are measured at fair value using the following valuation methodologies:

*Common and preferred stock*—Valued at the closing price reported on the active market on which the individual securities are traded.

*Fixed income securities*—Certain securities that are not traded on an exchange are valued at the closing price reported by pricing services. Other securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings.

*Commingled funds*—Valued based upon the unit values of such collective trust funds held at year end by the pension plans. Unit values are based on the fair value of the underlying assets of the fund derived from inputs principally from, or corroborated by, observable market data by correlation or other means.

*Real estate*—Valued on the basis of a discounted cash flow approach, which includes the future rental receipts, expenses, and residual values as the highest and best use of the real estate from a market participant view as rental property.

*Hedge funds*—Valued based upon the unit values of such alternative investments held at year end by the pension plans. Unit values are based on the fair value of the underlying assets of the fund.

*Private equity*—Valued based upon the unit values of such alternative investments held at year end by the pension plans. Unit values are based on the fair value of the underlying assets of the fund. Certain securities held in the fund are valued at the closing price reported on the exchange or other established quotation service for over-the-counter securities. Other assets held in the fund are valued based on the most recent financial statements prepared by the fund manager.

*Convertible securities*—Valued at the quoted prices for similar assets or liabilities in active markets.

*U.S. government securities*—Certain securities are valued at the closing price reported on the active market on which the individual securities are traded. Other securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings.

*Cash and cash equivalents*—Valued at the quoted prices for similar assets or liabilities in active markets.

*John Hancock group annuity contract*—Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

*Metropolitan Life Insurance guaranteed investment group annuity contract*—Valued at fair value as calculated by the Company. The market value of the GIC is estimated as the present value of its future expected cash flows, discounted at an appropriate interest rate.

The pension investments that are measured at fair value as of December 31, 2012 are summarized below:

| Millions of dollars | December 31, 2012 Fair Value | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| **U.S.** | | | | |
| Common and preferred stock | | | | |
| Domestic | $ 411 | $411 | $— | $— |
| International | 119 | 119 | — | — |
| Fixed income securities | | | | |
| Corporate bonds | 133 | — | 133 | — |
| Mortgage-backed securities | 17 | — | 17 | — |
| Municipal bonds | 7 | — | 7 | — |
| Foreign government issued bonds | 5 | — | 5 | — |
| Asset-backed securities | 2 | — | 2 | — |
| Commingled funds | | | | |
| Domestic equity [(a)] | 109 | — | 109 | — |
| International equity [(a)] | 380 | — | 380 | — |
| Fixed income | 198 | — | 198 | — |
| Real estate | 59 | — | — | 59 |
| Hedge funds | 73 | — | — | 73 |
| Private equity | 10 | — | — | 10 |
| Convertible securities | 1 | — | 1 | — |
| U.S. government securities | | | | |
| Agency securities | 102 | — | 102 | — |
| U.S. Treasury securities | 68 | 68 | — | — |
| Cash and cash equivalents | 44 | 44 | — | — |
| John Hancock GACs | 6 | — | — | 6 |
| Metropolitan Life Insurance GIC | 15 | — | — | 15 |
| Total U.S. Pension Assets | $1,759 | $642 | $954 | $163 |

| Millions of dollars | December 31, 2012 Fair Value | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| **Non-U.S.** | | | | |
| Common stocks | $ 3 | $ 3 | $— | $— |
| Commingled funds | | | | |
| Domestic equity [(a)] | 31 | — | 31 | — |
| International equity [(a)] | 128 | — | 128 | — |
| Fixed income | 144 | — | 144 | — |
| Fixed income securities | 308 | — | 308 | — |
| Cash and cash equivalents | 8 | 8 | — | — |
| Total Non-U.S. Pension Assets | $622 | $ 11 | $611 | $— |

(a) In 2012, we reclassified our commingled funds to conform with a presentation that considers the unit value of the commingled fund as a level 2 input. However, the fair value of the securities owned by the funds is based on observable quoted prices on active exchanges, which are level 1 inputs.

The pension investments that are measured at fair value as of December 31, 2011 are summarized below:

| Millions of dollars | December 31, 2011 Fair Value | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| **U.S.** | | | | |
| Common and preferred stock | | | | |
| Domestic | $ 335 | $ 335 | $— | $— |
| International | 20 | 20 | — | — |
| Fixed income securities | | | | |
| Corporate bonds | 127 | — | 127 | — |
| Mortgage-backed securities | 15 | — | 15 | — |
| Municipal bonds | 6 | — | 6 | — |
| Foreign government issued bonds | 10 | — | 10 | — |
| Asset-backed securities | 3 | — | 3 | — |
| Commingled funds | | | | |
| Domestic equity | 130 | 130 | — | — |
| International equity | 397 | 397 | — | — |
| Fixed income | 185 | — | 185 | — |
| Real estate | 50 | — | — | 50 |
| Hedge funds | 40 | — | — | 40 |
| Convertible securities | 1 | — | 1 | — |
| U.S. government securities | | | | |
| Agency securities | 42 | — | 42 | — |
| U.S. Treasury securities | 58 | 58 | — | — |
| Cash and cash equivalents | 93 | 93 | — | — |
| John Hancock GACs | 5 | — | — | 5 |
| Metropolitan Life Insurance GIC | 16 | — | — | 16 |
| Total U.S. Pension Assets | $1,533 | $1,033 | $389 | $111 |

| Millions of dollars | December 31, 2011 Fair Value | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| **Non-U.S.** | | | | |
| Common stock | $190 | $190 | $— | $— |
| Fixed income securities | 351 | — | 351 | — |
| Cash and cash equivalents | 13 | 13 | — | — |
| Total Non-U.S. Pension Assets | $554 | $203 | $351 | $— |

The following table sets forth a summary of changes in the fair value of the Level 3 plan assets for the years ended December 31, 2012 and 2011:

| | U.S. Pension Level 3 Assets | | | | | |
|---|---|---|---|---|---|---|
| Millions of dollars | Real Estate | Hedge Funds | Private Equity | Metropolitan Life GIC | John Hancock GACs | Total |
| Balance at December 31, 2010 | $42 | $— | $— | $ 18 | $ 5 | $ 65 |
| Realized gain | 2 | — | — | 1 | — | 3 |
| Unrealized gain (loss) related to investments still held at the reporting date | 6 | (1) | — | (3) | — | 2 |
| Purchases, sales, and settlements | | | | | | |
| Purchases | 1 | 41 | — | — | — | 42 |
| Sales | (1) | — | — | — | — | (1) |
| Balance at December 31, 2011 | 50 | 40 | — | 16 | 5 | 111 |
| Realized gain | 2 | — | — | — | 1 | 3 |
| Unrealized gain (loss) related to investments still held at the reporting date | 4 | — | — | (1) | — | 3 |
| Purchases, sales, and settlements | | | | | | |
| Purchases | 4 | 33 | 10 | — | — | 47 |
| Sales | (1) | — | — | — | — | (1) |
| Balance at December 31, 2012 | $59 | $ 73 | $ 10 | $ 15 | $ 6 | $163 |

The fair value measurements of the investments in certain entities that calculate net asset value per share as of December 31, 2012 are as follows:

| Millions of dollars | Fair Value | Unfunded Commitments | Remaining Life | Redemption Frequency (if currently eligible) | Trade to Settlement Terms | Redemption Notice Period |
|---|---|---|---|---|---|---|
| **U.S.** | | | | | | |
| Commingled fund investing in Domestic Equity | $109 | $— | N/A | daily, pending market condition | 1 to 3 days | 3 to 4 days |
| Commingled fund investing in International Equity | 380 | — | N/A | daily, pending market condition | 1 to 3 days | 3 days |
| Commingled fund investing in Fixed Income | 198 | — | N/A | daily, pending market condition | 1 to 3 days | 3 to 7 days |
| Real Estate | 59 | 12 | 10 years | quarterly, pending market condition | 15 to 25 days | 45 to 90 days |
| Hedge Funds | 73 | — | N/A | monthly, pending market condition | 10 to 30 days | 20 to 90 days |
| Private Equity | 10 | 60 | 10 years | quarterly, pending market condition | N/A | N/A |
| Total U.S. | $829 | $ 72 | | | | |

| Millions of dollars | Fair Value | Unfunded Commitments | Remaining Life | Redemption Frequency (if currently eligible) | Trade to Settlement Terms | Redemption Notice Period |
|---|---|---|---|---|---|---|
| **Non-U.S.** | | | | | | |
| Commingled fund investing in Domestic Equity | $ 31 | $— | N/A | 1 to 7 days, pending market condition | 1 to 3 days | 1 to 3 days |
| Commingled fund investing in International Equity | 128 | — | N/A | 1 to 7 days, pending market condition | 1 to 3 days | 1 to 3 days |
| Commingled fund investing in Fixed Income | 144 | — | N/A | daily, pending market condition | 1 to 3 days | 3 days |
| Total Non-U.S. | $303 | $— | | | | |

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

*Multi-employer Plan*—The Company participates in a multi-employer plan Pensionskasse der BASF WaG V.VaG, which provides for benefits to the majority of our employees in Germany. Up to a certain salary level, the benefit obligations are covered by contributions of the Company and the employees to the plan.

The following table provides disclosure related to the Company's multi-employer plan:

| | Company Contributions | | |
|---|---|---|---|
| **Millions of dollars** | **2012** | **2011** | **2010** |
| Pensionskasse der BASF WaG V.VaG (a) . . . . . . . . . . . . | $8 | $7 | $7 |

(a) The plan information for the Pensionskasse der BASF WaG V.VaG is not publicly available and the plan is not subject to a collective-bargaining agreement. The plan provides fixed, monthly retirement payments on the basis of the credits earned by the participating employees. To the extent that the plan is underfunded, the future contributions to the plan may increase and may be used to fund retirement benefits for employees related to other employers. The Pensionskasse der BASF WaG V.VaG's financial statements for the years ended December 31, 2011 and 2010 indicated total assets of $7,287 million and $7,850 million, respectively; total actuarial present value of accumulated plan benefits of $7,423 million and $7,383 million, respectively; and total contributions for all participating employers of $202 million and $203 million, respectively. Our plan contributions did not exceed 5 percent of the total contributions in 2012, 2011, or 2010.

*Other Postretirement Benefits*—We sponsor unfunded health care and life insurance plans covering certain eligible retired employees and their eligible dependents. Generally, the medical plans pay a stated percentage of medical expenses reduced by deductibles and other coverage. Life insurance benefits are generally provided by insurance contracts. We retain the right, subject to existing agreements, to modify or eliminate these benefits.

The following table provides a reconciliation of benefit obligations of our unfunded other postretirement benefit plans:

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | 2012 | | 2011 | |
| Millions of dollars | U.S. | Non-U.S. | U.S. | Non-U.S. |
| **Change in benefit obligation:** | | | | |
| Benefit obligation, beginning of period | $ 338 | $ 26 | $ 310 | $ 22 |
| Service cost | 5 | 1 | 4 | 1 |
| Interest cost | 13 | 1 | 18 | 1 |
| Plan amendments | — | — | (1) | — |
| Curtailment | — | (1) | — | — |
| Actuarial loss | 17 | 12 | 27 | 3 |
| Benefits paid | (29) | (1) | (30) | — |
| Medicare subsidies | — | — | 1 | — |
| Participant contributions | 8 | — | 9 | — |
| Foreign exchange effects | — | 1 | — | (1) |
| Benefit obligation, end of period | 352 | 39 | 338 | 26 |
| **Change in plan assets:** | | | | |
| Fair value of plan assets, beginning of period | — | — | — | — |
| Employer contributions | 21 | 1 | 20 | — |
| Participant contributions | 8 | — | 9 | — |
| Benefits paid | (29) | (1) | (30) | — |
| Medicare subsidies | — | — | 1 | — |
| Fair value of plan assets, end of period | — | — | — | — |
| Funded status, end of period | $(352) | $ (39) | $(338) | $ (26) |

| | December 31, 2012 | | December 31, 2011 | |
|---|---|---|---|---|
| Millions of dollars | U.S. | Non-U.S. | U.S. | Non-U.S. |
| **Amounts recognized in the Consolidated Balance Sheets consist of:** | | | | |
| Accrued benefit liability, current | $ (21) | $ (1) | $ (20) | $ (1) |
| Accrued benefit liability, long-term | (331) | (38) | (318) | (25) |
| Funded status, December 31 | $(352) | $(39) | $(338) | $(26) |

| | December 31, 2012 | | December 31, 2011 | |
|---|---|---|---|---|
| Millions of dollars | U.S. | Non-U.S. | U.S. | Non-U.S. |
| **Amounts recognized in the Accumulated other comprehensive income:** | | | | |
| Actuarial and investment loss | $61 | $ 11 | $46 | $— |
| Prior service cost (credit) | (1) | — | (1) | — |
| Balance at December 31 | $60 | $ 11 | $45 | $— |

The following table provides the components of net periodic other postretirement benefit costs:

| | U.S. Plans | | | |
|---|---|---|---|---|
| | Successor | | | Predecessor |
| | Year Ended December 31, | | May 1 through December 31, | January 1 through April 30, |
| Millions of dollars | 2012 | 2011 | 2010 | 2010 |
| **Net Periodic Other Postretirement Cost:** | | | | |
| Service cost | $ 5 | $ 4 | $ 3 | $ 2 |
| Interest cost | 13 | 18 | 11 | 5 |
| Prior service cost (benefit) amortization | — | — | — | (3) |
| Actuarial loss amortization | 1 | — | — | — |
| Net periodic benefit cost | $19 | $ 22 | $ 14 | $ 4 |

| | Non-U.S. Plans | | | |
|---|---|---|---|---|
| | Successor | | | Predecessor |
| | Year Ended December 31, | | May 1 through December 31, | January 1 through April 30, |
| Millions of dollars | 2012 | 2011 | 2010 | 2010 |
| **Net Periodic Other Postretirement Cost:** | | | | |
| Service cost | $ 1 | $ 1 | $— | $— |
| Interest cost | 1 | 1 | 1 | 1 |
| Net periodic benefit cost | $ 2 | $ 2 | $ 1 | $ 1 |

The following table sets forth the assumed health care cost trend rates at December 31:

| | U.S. Plans | |
|---|---|---|
| | 2013 | 2012 |
| **Assumed heath care trend rate:** | | |
| Immediate trend rate | 7.9% | 8.2% |
| Ultimate trend rate (the rate to which the cost trend rate is assumed to decline) | 4.5% | 4.5% |
| Year that the rate reaches the ultimate trend rate | 2027 | 2027 |

| | Non-U.S. Plans | | | |
|---|---|---|---|---|
| | Canada | | France | |
| | 2013 | 2012 | 2013 | 2012 |
| **Assumed heath care trend rate:** | | | | |
| Immediate trend rate | 7.5% | 8.0% | 3.5% | 2.0% |
| Ultimate trend rate (the rate to which the cost trend rate is assumed to decline) | 5.0% | 5.0% | — | — |
| Year that the rate reaches the ultimate trend rate | 2018 | 2018 | — | — |

The health care cost trend rate assumption does not have a significant effect on the amounts reported due to limits on maximum contribution levels to the medical plans. To illustrate, increasing or decreasing the assumed health care cost trend rates by one percentage point in each year would change the accumulated other postretirement benefit liability as of December 31, 2012 by less than $1 million for both U.S. and non-U.S. plans and would not have a material effect on the aggregate service and interest cost components of the net periodic other postretirement benefit cost for the year then ended.

The assumptions used in determining the net benefit liabilities for our other postretirement benefit plans were as follows at December 31:

| Millions of dollars | 2012 U.S. | 2012 Non-U.S. | 2011 U.S. | 2011 Non-U.S. |
|---|---|---|---|---|
| **Weighted average assumptions:** | | | | |
| Discount rate | 3.73% | 3.80% | 3.98% | 5.03% |
| Rate of compensation increase | 4.00% | 3.00% | 4.00% | 3.00% |

The assumptions used in determining the net benefit costs for our other postretirement benefit plans were as follows:

| | Successor | | | | | | Predecessor | |
|---|---|---|---|---|---|---|---|---|
| | Year Ended December 31, 2012 | | Year Ended December 31, 2011 | | May 1 through December 31, 2010 | | January 1 through April 30, 2010 | |
| Millions of dollars | U.S. | Non-U.S. | U.S. | Non-U.S. | U.S. | Non-U.S. | U.S. | Non-U.S. |
| **Weighted average assumptions for the year:** | | | | | | | | |
| Discount rate | 3.98% | 5.03% | 5.00% | 5.36% | 5.73% | 5.22% | 5.75% | 5.46% |
| Rate of compensation increase | 4.00% | 3.00% | 4.00% | 3.52% | 4.00% | 3.46% | 4.00% | 3.58% |

As of December 31, 2012, future expected benefit payments by our other postretirement benefit plan, which reflect expected future service, as appropriate, were as follows:

| Millions of dollars | U.S. | Non-U.S. |
|---|---|---|
| 2013 | $ 21 | $1 |
| 2014 | 21 | 1 |
| 2015 | 22 | 1 |
| 2016 | 23 | 1 |
| 2017 | 23 | 1 |
| 2018 through 2022 | 121 | 7 |

*Accumulated Other Comprehensive Income*—The following pre-tax amounts were recognized in accumulated other comprehensive income as of and for the years ended December 31, 2012 and 2011:

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| Millions of dollars | Actuarial (Gain) Loss | Prior Service Cost (Credit) | Actuarial (Gain) Loss | Prior Service Cost (Credit) |
| December 31, 2010 | $ 37 | $10 | $ 16 | $— |
| Arising during the period | 362 | 12 | 26 | 3 |
| Gain due to settlements and curtailments | (6) | (1) | — | — |
| December 31, 2011 | 393 | 21 | 42 | 3 |
| Arising during the period | 166 | (8) | 32 | (4) |
| Amortization | (22) | (3) | (2) | — |
| December 31, 2012 | $537 | $10 | $ 72 | $ (1) |

Deferred income taxes related to amounts in accumulated other comprehensive income include provisions of $197 million and $158 million as of December 31, 2012 and 2011, respectively. In connection with application of fresh-start accounting, on May 1, 2010 all gains and losses in OCI and the related deferred income were written off.

At December 31, 2012, AOCI included $23 million of net actuarial and investment loss related to U.S. pension plans and $3 million of prior service cost and $3 million of net actuarial and investment loss related to non-U.S. pension plans that are expected to be recognized as a component of net periodic benefit cost in 2013. At December 31, 2012, AOCI included $3 million and $1 million of net actuarial and investment loss related to U.S. and non-U.S. other postretirement benefits, respectively, that are expected to be recognized in net periodic benefit cost in 2013.

*Defined Contribution Plans*—Most employees in the U.S. and certain non-U.S. countries are eligible to participate in defined contribution plans ("Employee Savings Plans") by contributing a portion of their compensation. We also make employer contributions, such as matching contributions, to certain of these plans. The Predecessor had temporarily suspended matching contributions to the U.S. Employee Savings Plans beginning in March 2009 as a result of filing voluntary petitions for reorganization under chapter 11 of the U.S. Bankruptcy Code. In May 2010, we resumed matching contributions under the U.S. Employee Savings Plans.

The following table provides the company contributions to the Employee Savings Plans:

| | Company Contributions | | | | | |
|---|---|---|---|---|---|---|
| | 2012 | | 2011 | | 2010 | |
| **Millions of dollars** | **U.S.** | **Non-U.S.** | **U.S.** | **Non-U.S.** | **U.S.** | **Non-U.S.** |
| Employee Savings Plans | $27 | $4 | $30 | $4 | $17 | $— |

## 17. Incentive and Share-Based Compensation

*Medium-Term Incentive Plan*

In April 2010, we adopted our Medium-Term Incentive Plan ("MTI"). The MTI is designed to link the interests of senior management with the interests of shareholders by tying incentives to measurable corporate performance. The MTI awards for 2012, 2011 and 2010 provide payouts based on our return on assets and cost improvements over a three-calendar year performance period. Subject to customary accelerated vesting or forfeiture in the event of certain termination events, the awards will vest on the date following December 31, of the applicable performance period, on which the Compensation Committee of the Supervisory Board certifies the performance results and will be paid by March 31, following the end of the applicable performance period. Awards granted under the MTI are cash based awards. Beginning in 2012, eligible employees other than executive officers may elect to receive, and executive officers automatically receive, equity-based Qualified Performance Awards ("QPA") under the Long-Term Incentive Plan ("LTI") in lieu of any MTI awards. Awards under the MTI are accounted for as a liability and classified in Other liabilities on the Consolidated Balance Sheets. We recorded compensation expense of $18 million and $15 million for the years ended December 31, 2012 and 2011, respectively, and $4 million for the eight months ended December 31, 2010, based on the expected achievement of performance results.

*Long-Term Incentive Plan*

In April 2010, we adopted our 2010 LTI. Under the LTI, the Compensation Committee is authorized to grant restricted stock, restricted stock units, stock options, qualified performance awards, stock appreciation rights and other types of equity-based awards. The Compensation Committee determines the recipients of the equity awards, the type of award made, the required performance measures, and the timing and duration of each grant. The maximum number of shares of LyondellBasell N.V. stock reserved for issuance under the LTI is 22,000,000. In connection with emergence from bankruptcy, awards were granted to our senior management and we have since granted awards for new hires and promotions. As of December 31, 2012, there were 9,601,927 shares remaining available for issuance.

The LTI awards resulted in compensation expense of $39 million and $30 million for the years ended December 31, 2012 and 2011, respectively, $22 million for the eight months ended December 31, 2010, and $24 million for the four months ended April 30, 2010. The tax benefits were $14 million and $10 million for the years ended December 31, 2012 and 2011, respectively, and $8 million for each the eight months ended December 31, 2010 and four months ended April 30, 2010.

*Restricted Stock Units*—Restricted stock units ("RSUs") generally entitle the recipient to be paid out an equal number of ordinary shares on the fifth anniversary of the grant date. In connection with the special dividend declared on November 19, 2012, the Compensation Committee authorized a grant of RSUs to each unvested stock option holder, which will vest ratably with the underlying options. RSUs, which are subject to customary accelerated vesting or forfeiture in the event of certain termination events, are accounted for as an equity award with compensation cost recognized ratably over the vesting period. The holders of RSUs are entitled to dividend equivalents to be settled no later than March 15, following the year in which dividends are paid, as long as the participant is in full employment at the time of the dividend payment. See the "Dividend Distribution" section of Note 20 for the per share amount of dividend equivalent payments made during 2012 and 2011 to holders of RSUs.

The following table summarizes RSU activity for the year ended December 31, 2012 in thousands of units:

| | Number of Units | Weighted-Average Grant Date Fair Value (per share) |
|---|---|---|
| Outstanding at January 1, 2012 | 2,005 | $19.13 |
| Granted | 269 | 51.06 |
| Paid | (118) | 20.37 |
| Forfeited | (226) | 18.97 |
| Outstanding at December 31, 2012 | 1,930 | $23.51 |

The weighted-average grant date fair value for RSUs granted during the years ended December 31, 2012 and 2011 and the eight months ended December 31, 2010 was $51.06, $32.07, and $17.65, respectively. The total fair value of vested RSUs was $2 million during the year ended December 31, 2012 and less than $1 million for the year ended December 31, 2011, and less than $1 million for the eight months ended December 31, 2010.

The compensation expense related to the outstanding RSU was $7 million for each of the years ended December 31, 2012 and 2011, and $5 million for the eight months ended December 31, 2010. The related tax benefit was $2 million for each of the years ended December 31, 2012 and 2011, and $1 million for the eight months ended December 31, 2010. Total dividend equivalent payments were $7 million and $9 million for 2012 and 2011, respectively. As of December 31, 2012, the unrecognized compensation cost related to RSU was $29 million, which is expected to be recognized over a weighted-average period of 3 years.

*Stock Options*—Stock options are granted with an exercise price equal to the market price of our ordinary shares at the date of grant. The stock options are accounted for as an equity award with compensation cost recognized using the graded vesting method. We issued stock options to purchase 5,639,020 of our ordinary shares to our Chief Executive Officer at emergence from bankruptcy. These options vest in five equal, annual installments beginning on May 14, 2010 and may be exercised for a period of seven years following the grant date of May 14, 2009. The options originally were granted with an exercise price of $17.61 per share, the fair value of the Company's ordinary shares based on its reorganized value at the date of emergence. All other stock options granted before May 4, 2011 vest in equal increments on the second, third and fourth anniversary of the grant date, and options granted on and after May 4, 2011 vest in equal increments on the first, second and third anniversary of the grant date. These options have a contractual term of ten years and are subject to customary accelerated vesting or forfeiture in the event of certain termination events. Exercise prices for those options range from $11.95 to $52.20.

The Company's Supervisory Board authorized, and the Management Board declared, a special dividend of $2.75 per share to all shareholders of record on November 19, 2012 and a special dividend of $4.50 per share to all shareholders of record on November 15, 2011. In connection with the special dividends, the Compensation Committee authorized a cash payment equal to the special dividend on each underlying share outstanding for vested employee stock options. The dividend equivalent payments for the vested stock options resulted in compensation expense of $7 million in 2012 and $8 million in 2011.

The LTI provides for adjustments to the terms of awards granted under the LTI in certain circumstances, including the payment by the Company of certain special dividends. Pursuant to the provisions of the LTI, the Compensation Committee of the Supervisory Board authorized the reduction of the exercise price of all outstanding unvested stock options granted under the LTI in connection with the 2011 special dividend. The reduction in exercise price of $4.50 per share for all outstanding unvested stock options on December 6, 2011 was equal to the amount of the special dividend and was intended to provide an equitable adjustment to holders of stock options as a result of the Company's payment of the special dividend. The fair value of stock options was re-measured using the Black-Scholes option-pricing model before and after the modification. As a result of this modification, the Company's unrecognized stock option expense was increased by $17 million for all unvested shares, which amount is being recognized prospectively over the remaining terms of those options.

No other terms of the Company's employee stock options, including those held by named executive officers, have been changed.

The fair value of each stock option award is estimated, based on several assumptions, on the date of grant using the Black-Scholes option valuation model. The principal assumptions utilized in valuing stock options include the expected stock price volatility (based on the historic average of the common stock of our peer companies and the Company's historic stock price volatility over the expected term); the expected option life (an estimate based on a simplified approach); the expected dividend yield; and the risk-free interest rate (an estimate based on the yield of United States Treasury zero coupon bond with a maturity equal to the expected life of the option). In 2012, the per share weighted-average fair value for all options granted was $9.21. In 2011, the per share weighted-average fair value for all options granted was $7.86 before the re-measurement described above and $9.88 after re-measurement. In 2010, the per share weighted-average fair value for all options granted was $7.82. These fair values were computed using the following range of assumptions for the years ended December 31:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Fair value assumptions: | | | |
| Dividend yield | 3.00% | 3.00% | 0.00% |
| Expected volatility | 51.0% | 50.0% | 47.0% |
| Risk-free interest rate | 0.80-1.11% | 0.24-1.18% | 1.63-2.94% |
| Weighted-average expected term, in years | 6.0 | 3.4 | 5.2 |

The following table summarizes stock option activity for the year ended December 31, 2012 in thousands of shares for the non-qualified stock options:

| | Number of Shares | Weighted-Average Price | Weighted-Average Remaining Term | Aggregate Intrinsic Value (millions of dollars) |
|---|---|---|---|---|
| Outstanding at January 1, 2012 | 7,977 | $14.24 | | |
| Granted | 113 | 44.44 | | |
| Exercised | (1,324) | 15.25 | | |
| Forfeited | (257) | 15.33 | | |
| Outstanding at December 31, 2012 | 6,509 | $14.51 | 5.7 years | $167 |
| Exercisable at December 31, 2012 | 2,591 | $15.20 | 4.7 years | $109 |

The aggregate intrinsic value of stock options exercised during the years ended December 31, 2012 and 2011 was $39 million and $11 million, respectively.

Total stock option expense was $22 million and $17 million for the years ended December 31, 2012 and 2011, respectively, $12 million for the eight months ended December 31, 2010, and $19 million for the four months ended April 30, 2010. The related tax benefits were $8 million and $6 million for the years ended December 31, 2012 and 2011, respectively, $5 million for the eight months ended December 31, 2010, and $6 million for the four months ended April 30, 2010. As of December 31, 2012, the unrecognized compensation cost related to non-qualified stock options was $12 million, which is expected to be recognized over a weighted-average period of 2 years.

*Restricted Stock*—On April 30, 2010, we issued 1,771,794 restricted shares. The terms of the restricted stock award provide that the holder is entitled to receive dividends when and if paid on the Company's ordinary shares and that the holder has full voting rights during the restricted period. The holder may not sell or transfer the restricted shares until the restrictions lapse on May 14, 2014 or such earlier date as provided in the award agreement. The award agreement provides for earlier vesting in the event that any 10% holder of our ordinary shares sells any of their shares. Pursuant to this provision, the restrictions on an aggregate of 725,099 automatically lapsed due to the sale of a portion of LyondellBasell N.V. stock by the affiliates of Apollo Management Holdings L.P. to unaffiliated third parties. Additionally, pursuant to the terms of the award agreement, an aggregate of 264,297 of the vested shares were withheld in payment of withholding tax obligations.

The following table summarizes restricted stock activity for the year ended December 31, 2012 in thousands of shares:

| | Number of Shares | Weighted-Average Grant Date Fair Value |
|---|---|---|
| Outstanding at January 1, 2012 | 1,772 | $17.61 |
| Granted | — | — |
| Paid | (725) | 17.61 |
| Forfeited | — | — |
| Outstanding at December 31, 2012 | 1,047 | $17.61 |

No restricted stock was granted during the years ended December 31, 2012 and 2011 and eight months ended December 31, 2010. The weighted-average grant date fair value for restricted stock granted during the four months ended April 30, 2010 was $17.61. The total fair value of restricted stock vested during the year ended December 31, 2012 was $13 million.

The total restricted stock shares expense was $10 million for the year ended December 31, 2012, $6 million for the year ended December 31, 2011, and $5 million for each the eight months ended December 31, 2010, and four months ended April 30, 2010. The related tax benefit was $4 million and $2 million for the years ended December 31, 2012 and 2011, respectively, and $2 million for each the eight months ended December 31, 2010 and four months ended April 30, 2010. As of December 31, 2012, the unrecognized compensation cost related to restricted stock shares was $5 million, which is expected to be recognized over a weighted-average period of 2 years.

*Qualified Performance Awards*—The QPA was established during the first quarter of 2012. The QPA is designed to link the interests of senior management with the interests of shareholders by tying incentives to measurable corporate and individual performance. Under QPA, which are a form of equity-based compensation, a number of target units are established at the beginning of a three-calendar year performance period. Each unit is equivalent to one share of LyondellBasell N.V. common stock. The final number of LyondellBasell N.V shares payable is determined at the end of a three-calendar year performance period by the Compensation Committee of the Supervisory Board. Since the service-inception date precedes the grant date, the Company estimates the number of target units each reporting period, accounts for this award as a liability award until the grant date and accrues compensation expense during the three-calendar year performance period on a straight-line basis. The QPA is subject to customary accelerated vesting and forfeiture in the event of certain termination events. The QPA is classified in Other liabilities on the Consolidated Balance Sheets. We recorded compensation expense of $3 million for the year ended December 31, 2012.

## 18. Income Taxes

The significant components of the provision for income taxes are as follows:

| | Successor | | | Predecessor |
|---|---|---|---|---|
| | Year Ended December 31, | | May 1 through December 31 | January 1 through April 30, |
| Millions of dollars | 2012 | 2011 | 2010 | 2010 |
| Current: | | | | |
| U.S. federal | $ 464 | $ 419 | $ 32 | $ 11 |
| Non-U.S. | 78 | 161 | 106 | (16) |
| State | 70 | 27 | 12 | 11 |
| Total current | 612 | 607 | 150 | 6 |
| Deferred: | | | | |
| U.S. federal | 607 | 394 | 228 | (1,386) |
| Non-U.S. | 73 | 60 | (198) | 106 |
| State | 35 | (2) | (10) | (41) |
| Total deferred | 715 | 452 | 20 | (1,321) |
| Provision for income taxes before tax effects of other comprehensive income | 1,327 | 1,059 | 170 | (1,315) |
| Tax effects of elements of other comprehensive income: | | | | |
| Pension and postretirement liabilities | (38) | (128) | (30) | 3 |
| Financial derivatives | — | — | — | 51 |
| Foreign currency translation | (1) | 1 | 4 | (9) |
| Total income tax expense in comprehensive income | $1,288 | $ 932 | $ 144 | $(1,270) |

LyondellBasell N.V. is incorporated and is resident in The Netherlands. However, since the proportion of U.S. revenues, assets, operating income and associated tax provisions is significantly greater than any other single taxing jurisdiction within the worldwide group, the reconciliation of the differences between the provision for income taxes and the statutory rate is presented on the basis of the U.S. statutory federal income tax rate of 35% as opposed to the Dutch statutory rate of 25% to provide a more meaningful insight into those differences. Our effective tax rate for the year ended December 31, 2012 is 31.7%. This summary is shown below:

| | Successor | | | Predecessor |
|---|---|---|---|---|
| | Year Ended December 31, | | May 1 through December 31, | January 1 through April 30, |
| Millions of dollars | 2012 | 2011 | 2010 | 2010 |
| Income (loss) before income taxes: | | | | |
| U.S. | $3,313 | $2,388 | $1,141 | $ 8,490 |
| Non-U.S. | 872 | 1,143 | 590 | (1,543) |
| Total | $4,185 | $3,531 | $1,731 | $ 6,947 |
| Income tax at U.S. statutory rate | $1,465 | $1,236 | $ 606 | $ 2,431 |
| Increase (reduction) resulting from: | | | | |
| Discharge of debt and other reorganization related items | — | — | (221) | (4,355) |
| Non-U.S. income taxed at lower statutory rates | (53) | (44) | (14) | (3) |
| State income taxes, net of federal benefit | 67 | 27 | 36 | (63) |
| Changes in valuation allowances | (72) | (84) | (266) | 262 |
| Non-taxable (income) and non-deductible expenses | (50) | (73) | (102) | — |
| Notional royalties | (30) | (32) | (12) | (11) |
| Other income taxes, net of federal benefit | 10 | 14 | 33 | 30 |
| Uncertain tax positions | 21 | (11) | 13 | 402 |
| Warrants & stock compensation | 4 | 13 | 24 | 5 |
| Transfer of subsidiary | — | — | 88 | — |
| U.S. manufacturing deduction | (42) | (30) | — | — |
| Foreign currency gains and losses | 41 | 11 | — | — |
| Other, net | (34) | 32 | (15) | (13) |
| Income tax provision (benefit) | $1,327 | $1,059 | $ 170 | $(1,315) |

Under the Plan of Reorganization, a substantial portion of the Company's pre-petition debt securities, revolving credit facility and other obligations was extinguished. Absent an exception, a debtor recognizes cancellation of indebtedness income ("CODI") upon discharge of its outstanding indebtedness for an amount of consideration that is less than its adjusted issue price. The Internal Revenue Code of 1986, as amended ("IRC"), provides that a debtor in a bankruptcy case may exclude CODI from taxable income but must reduce certain of its tax attributes by the amount of any CODI realized as a result of the consummation of a plan of reorganization. The amount of CODI realized by a taxpayer is the adjusted issue price of any indebtedness discharged less the sum of (i) the amount of cash paid, (ii) the issue price of any new indebtedness issued and (iii) the fair market value of any other consideration, including equity, issued. As a result of the market value of equity upon emergence from chapter 11 bankruptcy proceedings, the estimated amount of U.S. CODI exceeded the estimated amount of the Company's U.S. tax attributes by approximately $9,483 million. The actual reduction in tax attributes occurred on the first day of the tax year subsequent to the date of emergence, or January 1, 2011.

As a result of attribute reduction, we did not retain any U.S. net operating loss carryforwards, alternative minimum tax credits or capital loss carryforwards. In addition, approximately $938 million of our tax bases in depreciable assets in the U.S. was eliminated. Accordingly, the liability for U.S. income taxes in 2011, 2012 and future periods reflects these adjustments and the U.S. cash tax liabilities for 2011, 2012 and the estimate for subsequent years is significantly higher than in 2010.

We recorded our adjusted taxes in fresh-start accounting without adjustment for estimated changes of tax attributes that occurred from May 1, 2010 to January 1, 2011, the date of actual reduction of tax attributes. Any adjustment to our tax attributes as a result of events or transactions that occurred during the period from May 1, 2010 to December 31, 2010 was reflected in the earnings of the Successor Company for the period ended December 31, 2010.

The deferred tax effects of tax losses carried forward and the tax effects of temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, reduced by a valuation allowance where appropriate, are presented below:

| Millions of dollars | December 31 2012 | December 31, 2011 |
|---|---|---|
| Deferred tax liabilities: | | |
| Accelerated tax depreciation | $1,277 | $1,299 |
| Investment in joint venture partnerships | 158 | 161 |
| Other intangible assets | 387 | 406 |
| Inventory | 632 | 627 |
| Total deferred tax liabilities | 2,454 | 2,493 |
| Deferred tax assets: | | |
| Net operating loss carryforwards | 554 | 609 |
| Employee benefit plans | 548 | 481 |
| Deferred interest carryforwards | — | 619 |
| State and foreign income taxes, net of federal tax benefit | 12 | 5 |
| Environmental reserves | 37 | 35 |
| Other | 72 | 136 |
| Total deferred tax assets | 1,223 | 1,885 |
| Deferred tax asset valuation allowances | (551) | (570) |
| Net deferred tax assets | 672 | 1,315 |
| Net deferred tax liabilities | $1,782 | $1,178 |
| Balance sheet classifications: | | |
| Deferred tax assets—current | $ 46 | $ 29 |
| Deferred tax assets—long-term | 44 | 20 |
| Deferred tax liability—current | 558 | 310 |
| Deferred tax liability—long-term | 1,314 | 917 |
| Net deferred tax liabilities | $1,782 | $1,178 |

The application of fresh-start accounting on May 1, 2010 resulted in the re-measurement of deferred income tax liabilities associated with the revaluation of the Company's assets and liabilities pursuant to ASC 852. As a result, deferred income taxes were recorded at amounts determined in accordance with ASC 740 of $857 million as of December 31, 2010. Further, we recorded valuation allowances against certain of our deferred tax assets resulting from this re-measurement.

At December 31, 2012 and 2011, we had total tax losses carried forward in the amount of $1,787 million and $2,120, million, respectively, for which a deferred tax asset was recognized at December 31, 2012 and 2011 of $554 million and $609 million, respectively.

The expiration of the tax losses carried forward and the related deferred tax asset, before valuation allowance, as of December 31, 2012 was as follows:

| Millions of dollars | Net Operating Loss Carry Forwards | Deferred Tax on Net Operating Loss Carry Forwards |
|---|---|---|
| 2013 | $ 1 | $— |
| 2014 | 14 | 4 |
| 2015 | 116 | 38 |
| 2016 | 4 | 1 |
| 2017 | 17 | 3 |
| Thereafter | 447 | 119 |
| Indefinite | 1,188 | 389 |
| | $1,787 | $554 |

Valuation allowances are provided against certain net deferred tax assets for tax losses carried forward in Canada, France, Japan, Spain, Thailand, Mexico, the United Kingdom and the United States.

In assessing the recoverability of the deferred tax assets, we consider whether it is more likely than not that the deferred tax assets will be realized. The ultimate realization of the deferred tax assets is dependent upon the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. In order to fully realize the deferred tax assets related to the net operating losses, we will need to generate sufficient future taxable income in the countries where these net operating losses exist during the periods in which the net operating losses can be utilized. Based upon projections of future taxable income over the periods in which the net operating losses can be utilized and/or the temporary differences can be reversed, management believes it is more likely than not that the deferred tax assets in excess of the valuation allowance of $551 million at December 31, 2012 will be realized.

At the end of 2012, the balance of cumulative valuation allowances was $551 million. The decrease in 2012 relates primarily to the utilization of tax attributes in our French operations for which a valuation allowance continues to be provided. The change in the current year valuation allowance was impacted by restructuring which did not impact income tax expense. The increase in 2011 relates exclusively to an additional $11 million of valuation allowance during the year related primarily to our non-U.S. operations. During the Predecessor period, the Company recorded a valuation allowance of $262 million against deferred tax assets, primarily related to our French operations and various deferred tax assets resulting from the implementation of fresh-start accounting. In the 2010 Successor period, we reversed valuation allowances attributable to our Dutch net operating loss carryforwards as improved business results combined with a restructuring of debt caused us to conclude that it is now more likely than not that the deferred tax assets will be realized. We also reversed valuation allowances during the 2010 Successor period related to a portion of our French deferred tax assets due to a restructuring of our French operations. These reversals resulted in a net decrease in income tax expense of $266 million in the Successor period. There were also changes in the valuation allowances for 2012, 2011 and 2010 related to translation adjustments.

In most cases, including earnings generated by U.S. subsidiaries, deferred taxes have not been provided for possible future distributions of earnings of subsidiaries as such dividends are not expected to be subject to further taxation upon their distribution. Deferred taxes on the unremitted earnings of certain equity joint ventures of $40 million and $45 million at December 31, 2012 and 2011, respectively, have been provided to the extent that such earnings are subject to taxation on their future remittance.

Tax benefits totaling $548 million and $483 million relating to uncertain tax positions were unrecognized as of December 31, 2012 and 2011, respectively. The following table presents a reconciliation of the beginning and ending amounts of unrecognized tax benefits:

| | Successor | | | Predecessor |
|---|---|---|---|---|
| | For the Year Ended December 31, | | May 1 through December 31, | January 1 through April 30, |
| Millions of dollars | 2012 | 2011 | 2010 | 2010 |
| Balance, beginning of period | $483 | $441 | $451 | $ 68 |
| Additions for tax positions of current year | 15 | 54 | 1 | 373 |
| Additions for tax positions of prior years | 50 | 7 | 16 | 41 |
| Reductions for tax positions of prior years | — | (19) | (4) | (11) |
| Cash settlements | — | — | (23) | — |
| Effects of currency exchange rates | — | — | — | (3) |
| Discharge upon emergence from bankruptcy | — | — | — | (17) |
| Balance, end of period | $548 | $483 | $441 | $451 |

The majority of the 2012, 2011 and 2010 balances, if recognized, will affect the effective tax rate. We operate in multiple jurisdictions throughout the world, and our tax returns are periodically audited or subject to review by both domestic and foreign tax authorities. We are no longer subject to any significant income tax examinations by tax authorities for the years prior to 2006 in The Netherlands and Italy, prior to 2007 in Germany, prior to 2008 in France and prior to 2009 in the U.S., our principal tax jurisdictions. Further, as a result of the uncertainties in the application of complex tax principles related to the Company's reorganization, the Company did not recognize tax benefits of $360 million in the Predecessor period ended April 30, 2010. We do not expect any significant changes in the amounts of unrecognized tax benefits during the next 12 months.

We recognize interest expense and penalties related to uncertain income tax positions as a component of interest expense and penalties in the income statement. We have accrued and recognized $4 million for the payment of interest and penalties as of December 31, 2012. We accrued and recognized less than $1 million for the payment of interest and penalties for the year ended December 31, 2011 and for the Predecessor and Successor periods of 2010.

## 19. Commitments and Contingencies

*Commitments*—We have various purchase commitments for materials, supplies and services incident to the ordinary conduct of business, generally for quantities required for our businesses and at prevailing market prices. These commitments are designed to assure sources of supply and are not expected to be in excess of normal requirements. Our capital expenditure commitments at December 31, 2012 were in the normal course of business.

*Financial Assurance Instruments*—We have obtained letters of credit, performance and surety bonds and have issued financial and performance guarantees to support trade payables, potential liabilities and other obligations.

Considering the frequency of claims made against the financial instruments we use to support our obligations, and the magnitude of those financial instruments in light of our current financial position, management does not expect that any claims against or draws on these instruments would have a material adverse effect on our consolidated financial statements. We have not experienced any unmanageable difficulty in obtaining the required financial assurance instruments for our current operations.

*Environmental Remediation*—Our accrued liability for future environmental remediation costs at current and former plant sites and other remediation sites totaled $126 million as of December 31, 2012. The accrued liabilities for individual sites range from less than $1 million to $23 million. The remediation expenditures are expected to occur over a number of years, and not to be concentrated in any single year. In our opinion, it is reasonably possible that losses in excess of the liabilities recorded may have been incurred. However, we cannot estimate any amount or range of such possible additional losses. New information about sites, new technology or future developments such as involvement in investigations by regulatory agencies, could require us to reassess our potential exposure related to environmental matters.

The following table summarizes the activity in our accrued environmental liability included in "Accrued liabilities" and "Other liabilities":

| Millions of dollars | Year Ended December 31, 2012 | Year Ended December 31, 2011 |
|---|---|---|
| Balance at beginning of period | $120 | $107 |
| Additional provisions | 16 | 25 |
| Amounts paid | (12) | (8) |
| Foreign exchange effects | 2 | (4) |
| Balance at end of period | $126 | $120 |

*Access Indemnity Demand*—In December 2010, one of our subsidiaries received demand letters from affiliates of Access Industries (collectively, "Access"), a more than five percent shareholder of the Company, demanding indemnity for losses, including attorney's fees and expenses, arising out of a pending lawsuit styled *Edward S. Weisfelner, as Litigation Trustee of the LB Litigation Trust v. Leonard Blavatnik, et al.*, Adversary Proceeding No. 09-1375 (REG), in the United States Bankruptcy Court, Southern District of New York. In the *Weisfelner* lawsuit, the plaintiffs seek to recover from Access, the return of all amounts earned by them related to their purchase of shares of Lyondell Chemical prior to its acquisition by Basell AF S.C.A.; distributions by Basell AF S.C.A. to its shareholders before it acquired Lyondell Chemical, and management and transaction fees and expenses. The trial that was scheduled for October 2011 has been postponed.

The Access affiliates have also demanded $100 million in management fees under a 2007 management agreement between an Access affiliate and the predecessor of LyondellBasell AF, as well as other unspecified amounts relating to advice purportedly given in connection with financing and other strategic transactions. In June 2009, an Access affiliate filed a proof of claim in Bankruptcy Court against LyondellBasell AF seeking "no less than" $723 thousand for amounts allegedly owed under the 2007 management agreement. In April 2011, Lyondell Chemical filed an objection to the claim and brought a declaratory judgment action for a determination that the demands are not valid. The declaratory judgment action is stayed pending the outcome of the *Weisfelner* lawsuit.

We do not believe that the 2007 management agreement is in effect or that the Company or any Company-affiliated entity owes any obligations under the management agreement, including for management fees or for indemnification. We intend to defend vigorously our position in any proceedings and against any claims or demands that may be asserted.

We cannot at this time estimate the reasonably possible loss or range of loss that may be incurred in the *Weisfelner* lawsuit; therefore, we cannot estimate the loss that may be sought by way of indemnity.

*Indemnification*—We are parties to various indemnification arrangements, including arrangements entered into in connection with acquisitions, divestitures and the formation of joint ventures. Pursuant to these arrangements, we provide indemnification to and/or receive indemnification from other parties in connection with liabilities that may arise in connection with the transactions and in connection with activities prior to completion of the transactions. These indemnification arrangements typically include provisions pertaining to third party claims relating to environmental and tax matters and various types of litigation. As of December 31, 2012, we had not accrued any significant amounts for our indemnification obligations, and we are not aware of other circumstances that would likely lead to significant future indemnification obligations. We cannot determine with certainty the potential amount of future payments under the indemnification arrangements until events arise that would trigger a liability under the arrangements.

In addition, at the time of Basell's formation in 2005, the Company entered into agreements with Shell and BASF whereby they agreed to indemnify Basell and its successors for a significant portion of the potential obligations that could arise with respect to costs relating to contamination at various sites. These indemnity obligations are currently in dispute. Also, the agreements involving the purchase of the Berre cracker and Berre refinery include similar indemnities from Shell to Basell and its successors. These indemnity obligations are also currently in dispute. We recognized a pretax charge of $64 million as a change in estimate in 2010 related to such disputes, which arose during that period.

As part of our technology licensing contracts, we give indemnifications to our licensees for liabilities arising from possible patent infringement claims with respect to certain proprietary licensed technologies. Such indemnifications have a stated maximum amount and generally cover a period of five to ten years.

*Other*—We have identified an agreement related to a former project in Kazakhstan under which a payment was made that raises compliance concerns under the U.S. Foreign Corrupt Practices Act (the "FCPA"). We have engaged outside counsel to investigate these activities, under the oversight of the Audit Committee of the Supervisory Board, and to evaluate internal controls and compliance policies and procedures. In this respect, we may not have conducted business in compliance with the FCPA and may not have had policies and procedures in place adequate to ensure compliance. We made a voluntary disclosure of these matters to the U.S. Department of Justice and are cooperating fully with that agency. We cannot predict the ultimate outcome of these matters at this time since our investigations are ongoing. Therefore, we cannot reasonably estimate a range of liability for any potential penalty resulting from these matters. Violations of these laws could result in criminal and civil liabilities and other forms of relief that could be material to us.

## 20. Stockholders' Equity

*Dividend distribution*—The following table presents the dividends paid in the periods presented:

| Millions of dollars, except per share amounts | Dividend Per Ordinary Share | Aggregate Dividends Paid | Date of Record |
|---|---|---|---|
| **For the year 2012:** | | | |
| March | $0.25 | $ 143 | March 12, 2012 |
| June | 0.40 | 230 | May 21, 2012 |
| September | 0.40 | 230 | September 4, 2012 |
| December | 0.40 | 230 | November 19, 2012 |
| December | 2.75 | 1,582 | November 19, 2012 |
| | $4.20 | $2,415 | |
| **For the year 2011:** | | | |
| May | $0.10 | $ 57 | May 5, 2011 |
| September | 0.20 | 114 | August 17, 2011 |
| December | 0.25 | 142 | November 25, 2011 |
| December | 4.50 | 2,580 | November 25, 2011 |
| | $5.05 | $2,893 | |

*Ordinary Shares*—The changes in the outstanding amounts of ordinary shares and treasury shares for the years ended December 31, 2012 and 2011 were as follows:

| | Year Ended December 31, | |
|---|---|---|
| | 2012 | 2011 |
| **Ordinary shares outstanding:** | | |
| Balance at the beginning of period | 573,390,514 | 565,676,222 |
| Share-based compensation | 1,140,439 | 534,876 |
| Warrants exercised | 685,756 | 7,179,416 |
| Balance at end of period | 575,216,709 | 573,390,514 |
| **Ordinary shares held as treasury shares:** | | |
| Balance at the beginning of period | 4,051,013 | 1,122,651 |
| Warrants exercised | 293,888 | 3,462,693 |
| Share-based compensation | (1,138,868) | (534,331) |
| Balance at the end of period | 3,206,033 | 4,051,013 |
| Ordinary shares issued at end of period | 578,422,742 | 577,441,527 |

*Treasury shares*—The holders of our warrants may, at their option, purchase shares in a non-cash exercise. The amount of shares delivered under such an exercise is calculated using the treasury method of accounting and assumes the exercise price was paid in cash. During 2012 and 2011, $41 million and $317 million was recorded as Additional paid-in capital for the purchase of 0.9 million and 8.3 million ordinary shares, respectively, of which 293,888 and 3,462,693 ordinary shares are held in treasury.

*Accumulated Other Comprehensive Income (Loss)*—The components of accumulated other comprehensive income (loss) were as follows at December 31:

| Millions of dollars | 2012 | 2011 |
|---|---|---|
| Pension and post-retirement liabilities | $(422) | $(303) |
| Foreign currency translation | 11 | (124) |
| Total | $(411) | $(427) |

Transactions recorded in "Accumulated other comprehensive income" are recognized net of tax.

## 21. Per Share Data

Basic earnings per share for the periods subsequent to April 30, 2010 are based upon the weighted average number of shares of common stock outstanding during the periods. Diluted earnings per share includes the effect of certain stock options and MTI awards. We have unvested restricted stock and restricted stock units that are considered participating securities for earnings per share.

Earnings per share data and dividends declared per share of common stock were as follows for the years ended December 31, 2012 and 2011, and for the period from May 1 through December 31, 2010:

| | Year Ended | | | | May 1 through | |
|---|---|---|---|---|---|---|
| | December 31, 2012 | | December 31, 2011 | | December 31, 2010 | |
| Millions of dollars | Continuing Operations | Discontinued Operations | Continuing Operations | Discontinued Operations | Continuing Operations | Discontinued Operations |
| Basic: | | | | | | |
| Net income (loss) | $2,858 | $ (24) | $2,472 | $ (332) | $1,561 | $ 19 |
| Less: net loss attributable to non-controlling interests | 14 | — | 7 | — | 7 | — |
| Net income (loss) attributable to the Company shareholders | 2,872 | (24) | 2,479 | (332) | 1,568 | 19 |
| Net income attributable to participating securities | (3) | — | (14) | 2 | (10) | — |
| Net income (loss) attributable to ordinary shareholders | $2,869 | $ (24) | $2,465 | $ (330) | $1,558 | $ 19 |
| Diluted: | | | | | | |
| Net income (loss) | $2,858 | $ (24) | $2,472 | $ (332) | $1,561 | $ 19 |
| Less: net loss attributable to non-controlling interests | 14 | — | 7 | — | 7 | — |
| Net income (loss) attributable to the Company shareholders | 2,872 | (24) | 2,479 | (332) | 1,568 | 19 |
| Net income attributable to participating securities | (3) | — | (14) | 2 | (10) | — |
| Net income (loss) attributable to ordinary shareholders | $2,869 | $ (24) | $2,465 | $ (330) | $1,558 | $ 19 |
| **Millions of shares** | | | | | | |
| Basic weighted average common stock outstanding | 573 | 573 | 568 | 568 | 564 | 564 |
| Effect of dilutive securities: | | | | | | |
| MTI | 1 | 1 | 1 | 1 | — | — |
| Stock options | 3 | 3 | 3 | 3 | — | — |
| Potential dilutive shares | 577 | 577 | 572 | 572 | 564 | 564 |
| Earnings (loss) per share: | | | | | | |
| Basic | $ 5.01 | $(0.04) | $ 4.34 | $(0.58) | $ 2.76 | $0.03 |
| Diluted | $ 4.96 | $(0.04) | $ 4.32 | $(0.58) | $ 2.75 | $0.03 |
| **Millions of shares** | | | | | | |
| Anti-dilutive stock options and warrants | — | — | 1.0 | 1.0 | 11.5 | 11.5 |
| Participating securities | 3.0 | 3.0 | 3.6 | 3.6 | 3.7 | 3.7 |
| Dividends declared per share of common stock | $ 4.20 | $ — | $ 5.05 | $ — | $ — | $— |

## 22. Segment and Related Information

We operate in five business segments. The marketing of oxyfuels previously was aligned with the sale of products from the refining business, particularly our Berre refinery. We moved the management responsibility for business decisions relating to oxyfuels to our I&D business with the closure of the Berre refinery because profits generated by oxyfuels products are related to sourcing decisions regarding certain co-products of propylene oxide production. Accordingly, results for our oxyfuels business, which were previously included in our Refining segment results, have been reflected in our I&D segment since the second quarter of 2012. All comparable periods presented have been revised to reflect this change. Our five segments consist of the following:

- Olefins and Polyolefins–Americas ("O&P–Americas"). Our O&P—Americas segment produces and markets olefins, including ethylene and ethylene co-products, and polyolefins.
- Olefins and Polyolefins–Europe, Asia, and International ("O&P—EAI"). Our O&P–EAI segment produces and markets olefins, including ethylene and ethylene co-products, polyolefins, and polypropylene compounds.
- Intermediates and Derivatives ("I&D"). Our I&D segment produces and markets propylene oxide ("PO") and its co-products and derivatives, acetyls, ethanol, ethylene oxide ("EO") and its derivatives, and oxygenated fuels, or oxyfuels.
- Refining. Our refining segment refines heavy, high—sulfur crude oil on the U.S. Gulf Coast.
- Technology. Our Technology segment develops and licenses chemical and polyolefin process technologies and manufactures and sells polyolefin catalysts.

The accounting policies of the segments are the same as those described in "Summary of Significant Accounting Policies" (see Note 2), except that the Predecessor's segment operating results reported to management reflected costs of sales determined using current costs, which approximated results using the LIFO method of accounting for inventory. These current cost-basis operating results are reconciled to consolidated operating income in the Predecessor tables below. Sales between segments are made primarily at prices approximating prevailing market prices.

**LYONDELLBASELL INDUSTRIES N.V.**

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)**

Summarized financial information concerning reportable segments is shown in the following table for the periods presented.

| | Successor | | | | | | |
|---|---|---|---|---|---|---|---|
| Millions of dollars | Olefins and Polyolefins —Americas | Olefins and Polyolefins— Europe, Asia & International | Intermediates & Derivatives | Refining | Technology | Other | Total |
| **Year Ended December 31, 2012** | | | | | | | |
| Sales and other operating revenues: | | | | | | | |
| Customers | $ 8,987 | $14,203 | $9,280 | $12,490 | $377 | $ 15 | $45,352 |
| Intersegment | 3,947 | 318 | 378 | 801 | 121 | (5,565) | — |
| | 12,934 | 14,521 | 9,658 | 13,291 | 498 | (5,550) | 45,352 |
| Operating income | 2,650 | 127 | 1,430 | 334 | 122 | 13 | 4,676 |
| Income (loss) from equity investments | 25 | 121 | (3) | — | — | — | 143 |
| Capital expenditures | 468 | 254 | 159 | 136 | 43 | — | 1,060 |
| Depreciation and amortization expense | 281 | 285 | 194 | 148 | 73 | 2 | 983 |

| Millions of dollars | Olefins and Polyolefins —Americas | Olefins and Polyolefins— Europe, Asia & International | Intermediates & Derivatives | Refining | Technology | Other | Total |
|---|---|---|---|---|---|---|---|
| **Year Ended December 31, 2011** | | | | | | | |
| Sales and other operating revenues: | | | | | | | |
| Customers | $10,349 | $15,223 | $9,293 | $12,886 | $376 | $ 56 | $48,183 |
| Intersegment | 4,531 | 368 | 207 | 820 | 130 | (6,056) | — |
| | 14,880 | 15,591 | 9,500 | 13,706 | 506 | (6,000) | 48,183 |
| Operating income (loss) | 1,855 | 435 | 1,156 | 809 | 107 | (25) | 4,337 |
| Income from equity investments | 21 | 168 | 27 | — | — | — | 216 |
| Capital expenditures | 425 | 235 | 101 | 224 | 26 | 10 | 1,021 |
| Depreciation and amortization expense | 246 | 262 | 186 | 153 | 84 | — | 931 |

| Millions of dollars | Olefins and Polyolefins —Americas | Olefins and Polyolefins— Europe, Asia & International | Intermediates & Derivatives | Refining | Technology | Other | Total |
|---|---|---|---|---|---|---|---|
| **May 1 through December 31, 2010** | | | | | | | |
| Sales and other operating revenues: | | | | | | | |
| Customers | $5,993 | $8,648 | $5,363 | $5,853 | $291 | $ (16) | $26,132 |
| Intersegment | 2,413 | 302 | 20 | 406 | 74 | (3,215) | — |
| | 8,406 | 8,950 | 5,383 | 6,259 | 365 | (3,231) | 26,132 |
| Operating income (loss) | 1,039 | 367 | 629 | 208 | 69 | (20) | 2,292 |
| Income from equity investments | 16 | 68 | 2 | — | — | — | 86 |
| Capital expenditures | 146 | 106 | 79 | 80 | 19 | 11 | 441 |
| Depreciation and amortization expense | 151 | 147 | 105 | 82 | 78 | (5) | 558 |

| | Predecessor | | | | | | |
|---|---|---|---|---|---|---|---|
| Millions of dollars | Olefins and Polyolefins —Americas | Olefins and Polyolefins— Europe, Asia & International | Intermediates & Derivatives | Refining | Technology | Other | Total |
| **January 1 through April 30, 2010** | | | | | | | |
| Sales and other operating revenues: | | | | | | | |
| Customers | $3,220 | $4,078 | $2,604 | $2,787 | $104 | $ 14 | $12,807 |
| Intersegment | 963 | (52) | 144 | 264 | 41 | (1,360) | — |
| | 4,183 | 4,026 | 2,748 | 3,051 | 145 | (1,346) | 12,807 |
| Segment operating income (loss) | 317 | 106 | 192 | (97) | 39 | (52) | 505 |
| Current cost adjustment | | | | | | | 199 |
| Operating income | | | | | | | 704 |
| Income (loss) from equity investments | 5 | 80 | (1) | — | — | — | 84 |
| Capital expenditures | 52 | 102 | 12 | 31 | 12 | 3 | 212 |
| Depreciation and amortization expense | 160 | 108 | 117 | 152 | 23 | 5 | 565 |

Sales and other operating revenues and operating income (loss) in the "Other" column above include elimination of intersegment transactions.

In 2012, we recognized benefits of $29 million, $18 million and $53 million associated with insurance settlements related to Hurricane Ike for the O&P—Americas, I&D and Refining segments, respectively. Operating results for the Refining segment also include a benefit of $24 million for the recovery related to a former employee who plead guilty to fraud in 2010. In addition, we recognized a $28 million benefit in our

O&P—EAI segment related to the reversal of a reserve established at emergence for an unfavorable monomer contract. These benefits were partially offset by charges of $22 million in our O&P—EAI segment for the impairment of assets at our Wesseling, Germany site and $35 million and $18 million in our O&P—EAI and Technology segments, respectively, for restructuring activities in Europe.

Operating results of the O&P–Americas segment include charges of $161 million related to the liquidation of LIFO inventory. Inventory levels, which were increased in the fourth quarter 2011 in preparation for a turnaround at our Channelview, Texas facility, decreased in 2012 following the commencement of the turnaround. Results for our Refining segment also included a $13 million benefit associated with the liquidation of LIFO inventory.

In 2011, we recognized benefits of $34 million and $36 million in the Refining segment related to an insurance recovery associated with the fraudulent misconduct of a former employee described above and the liquidation of LIFO inventory, respectively. In addition, charges of $39 million were recognized in the Technology segment related to the impairments of assets and restructuring charges due to a facility closure and impairments of discontinued research and development projects. Charges of $77 million and $16 million related to activities to reorganize certain functional organizations and environmental liabilities at Wesseling, Germany site, respectively, were recognized in the O&P—EAI segment.

In the 2010 Successor period, we recognized a $64 million charge related to a change in estimate associated with a dispute over environmental liability, including $56 million and $8 million related to the O&P—EAI and Technology business segments, respectively, which are reflected in Cost of sales on the Consolidated Statements of Income. In addition, we recorded non-cash charges of $34 million and $8 million in our O&P—Americas and I&D segments, respectively, to adjust the value of our finished goods inventory to market as of December 31, 2010. These non-cash charges were the result of the decline in the market prices for certain products, primarily polypropylene. In the 2010 Successor period, we also recognized a charge of $8 million related to the liquidation of LIFO inventory, which included charges of $9 million in our O&P–Americas segment and $17 million in our Technology segment, partially offset by a benefit of $18 million in our I&D segment.

Long-lived assets of continuing operations, including goodwill, are summarized and reconciled to consolidated totals in the following table:

| Millions of dollars | Olefins and Polyolefins —Americas | Olefins and Polyolefins— Europe, Asia & International | Intermediates & Derivatives | Refining | Technology | Other | Total |
|---|---|---|---|---|---|---|---|
| **December 31, 2012** | | | | | | | |
| Property, plant and equipment, net | $2,167 | $2,437 | $1,830 | $985 | $274 | $ 3 | $7,696 |
| Investment in PO Joint Ventures | — | — | 397 | — | — | — | 397 |
| Equity and other investments | 162 | 1,303 | 118 | — | — | — | 1,583 |
| Goodwill | 162 | 175 | 245 | — | 9 | — | 591 |
| **December 31, 2011** | | | | | | | |
| Property, plant and equipment, net | $1,945 | $2,385 | $1,738 | $943 | $309 | $ 13 | $7,333 |
| Investment in PO Joint Ventures | — | — | 412 | — | — | — | 412 |
| Equity and other investments | 154 | 1,265 | 140 | — | — | — | 1,559 |
| Goodwill | 162 | 172 | 242 | — | 9 | — | 585 |

Property, plant and equipment, net, included in the "Other" column above includes assets related to corporate and support functions.

The following geographic data for revenues are based upon the delivery location of the product and for long-lived assets, the location of the assets.

| | Successor | | | Predecessor |
|---|---|---|---|---|
| | Year Ended December 31, | | May 1 through December 31, | January 1 through April 30, |
| Millions of dollars | 2012 | 2011 | 2010 | 2010 |
| Sales and other operating revenues: | | | | |
| North America | $25,666 | $26,527 | $14,027 | $ 7,290 |
| Europe | 12,845 | 14,452 | 8,550 | 3,727 |
| The Netherlands | 1,032 | 1,217 | 589 | 150 |
| All other | 5,809 | 5,987 | 2,966 | 1,640 |
| Total | $45,352 | $48,183 | $26,132 | $12,807 |

| | Long-Lived Assets | |
|---|---|---|
| Millions of dollars | 2012 | 2011 |
| United States | $ 5,365 | $ 5,060 |
| Non-U.S.: | | |
| Germany | 1,747 | 1,754 |
| The Netherlands | 730 | 749 |
| France | 557 | 558 |
| Other non-U.S. | 2,315 | 2,360 |
| Total non-U.S. | 5,349 | 5,421 |
| Total | $10,714 | $10,481 |

Long-lived assets include Property, plant and equipment, net, Intangible assets, net, Equity investments, and Investments in PO joint ventures (see Notes 8 and 9).

## 23. Emergence from Chapter 11 Proceedings

On April 23, 2010, the U.S. Bankruptcy Court confirmed LyondellBasell AF's Third Amended and Restated Plan of Reorganization and the Debtors emerged from chapter 11 protection on April 30, 2010.

The Company's charges (credits) for reorganization items, including charges recognized by the Debtors, were as follows:

| | Successor | | | Predecessor |
|---|---|---|---|---|
| | Year Ended December 31, | | May 1 through December 31, | January 1 through April 30, |
| Millions of dollars | 2012 | 2011 | 2010 | 2010 |
| Change in net assets resulting from the application of fresh-start accounting | $— | $— | $— | $ 6,542 |
| Gain on discharge of liabilities subject to compromise | — | — | — | (13,617) |
| Asset write-offs and rejected contracts | — | — | — | 25 |
| Estimated claims | (5) | 39 | (1) | (262) |
| Professional fees | 1 | 5 | 21 | 172 |
| Employee severance costs | — | — | (1) | — |
| Plant closures costs | — | — | — | 12 |
| Other | — | 1 | 4 | 4 |
| Total | $ (4) | $ 45 | $ 23 | $ (7,124) |

Reorganization items, including professional advisory fees and other costs directly associated with our reorganization are classified as Reorganization items on the Consolidated Statements of Income.

Post-emergence reorganization items are primarily related to professional fees associated with claim settlements, plan implementation and other transition costs attributable to the reorganization. Pre-emergence reorganization items include provisions and adjustments to record the carrying value of certain pre-petition liabilities at their estimated allowable claim amounts, as well as the costs incurred by non-Debtor companies as a result of the Debtors' chapter 11 proceedings.

## 24. Unaudited Quarterly Results

The following table presents selected financial data for the quarterly periods in 2012 and 2011 and has been revised to reflect discontinued operations (See Note 3, Discontinued Operations and Related Items, for additional information):

| | For the Quarter Ended | | | |
|---|---|---|---|---|
| Millions of dollars | March 31 | June 30 | September 30 | December 31 |
| **2012** | | | | |
| Sales and other operating revenues | $11,734 | $11,248 | $11,273 | $11,097 |
| Operating income [(a)] | 940 | 1,449 | 1,328 | 959 |
| Income from equity investments | 46 | 27 | 32 | 38 |
| Reorganization items[(b)] | 5 | (1) | — | — |
| Income from continuing operations[(c)] | 594 | 768 | 851 | 645 |
| Income (loss) from discontinued operations | 5 | — | (7) | (22) |
| Net income | 599 | 768 | 844 | 623 |
| Earnings per share: | | | | |
| Basic | 1.04 | 1.34 | 1.47 | 1.10 |
| Diluted | 1.04 | 1.33 | 1.46 | 1.09 |

| Millions of dollars | For the Quarter Ended March 31 | June 30 | September 30 | December 31 |
|---|---|---|---|---|
| **2011** | | | | |
| Sales and other operating revenues | $11,380 | $13,306 | $12,516 | $10,981 |
| Operating income [(d)] | 1,095 | 1,310 | 1,493 | 439 |
| Income from equity investments | 58 | 73 | 52 | 33 |
| Reorganization items[(b)] | (2) | (28) | — | (15) |
| Income from continuing operations[(e)] | 682 | 851 | 912 | 27 |
| Loss from discontinued operations | (22) | (48) | (17) | (245) |
| Net income (loss) | 660 | 803 | 895 | (218) |
| Earnings (loss) per share: | | | | |
| Basic | 1.16 | 1.41 | 1.56 | (0.38) |
| Diluted | 1.15 | 1.38 | 1.51 | (0.38) |

(a) Operating income in the quarter ended June 30, 2012 includes a lower of cost or market inventory valuation adjustment of $71 million which was reversed in the quarter ended September 30, 2012 by a $71 million non-cash benefit due to the recovery of market price. In addition, operating income in the quarter ended March 31, 2012 included a charge of $22 million for impairment of assets at our Wesseling, Germany site. In the quarter ended June 30, 2012, operating income includes a benefit of $100 million associated with an insurance settlement related to Hurricane Ike. Operating income in the quarter ended September 30, 2012 included a benefit related to a $24 million recovery associated with a former employee who plead guilty to fraud in 2010. Operating income in the quarter ended December 31, 2012 included a benefit of $28 million related to the reversal of a reserve established at emergence for an unfavorable monomer contract. In addition, operating income in the quarter ended December 31, 2012 included charges of $53 million related to corporate restructuring activities in Europe.

(b) See Note 23 for a description of reorganization items.

(c) Income from continuing operations in 2012 included after-tax premiums and charges of $210 million related to the early repayment of debt in the quarter ended June 30, 2012. In addition, results for 2012 include a $10 million after-tax charge relate to a fair value adjustment associated with our warrants in the quarter ended March 31, 2012.

(d) Operating income in 2011 includes corporate restructuring charges of $61 million, $14 million and $18 million, in the quarters ended June 30, September 30 and December 31, 2011, respectively. Operating income in 2011 also includes an impairment charge of $19 million in the quarter ended September 30, 2011.

(e) Income from continuing operations in 2011 included after-tax premiums and charges of $8 million and $271 million in the quarters ended June 30 and December 31, 2011, respectively, related to the early repayment of debt. In addition, results for 2011 include after-tax fair value adjustments related to our warrants of a negative $59 million in the quarter ended March 31, 2011, benefits of $6 million and $22 million in the quarters ended June 30 and September 30, 2011, respectively, and a negative $6 million in the quarter ended December 31, 2011. Results for the quarter ended June 30, 2011 also include an after-tax gain of $26 million gain on the sale of surplus precious metals.

**Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.**

None.

**Item 9A. Controls and Procedures.**

**Effectiveness of Controls and Procedures**

Our management, with the participation of our Chief Executive Officer (principal executive officer) and our Chief Financial Officer (principal financial officer) has evaluated the effectiveness of our disclosure controls and procedures in ensuring that the information required to be disclosed in reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, including ensuring that such information is accumulated and communicated to management (including the principal executive and financial officers) as appropriate to allow timely decisions regarding required disclosure. Based on such evaluation, our principal executive and financial officers have concluded that such disclosure controls and procedures were effective as of December 31, 2012, the end of the period covered by this Annual Report on Form 10-K.

**Management's Report on Internal Control Over Financial Reporting**

Management's report on our internal control over financial reporting can be found in Item 8, *Financial Statements and Supplementary Data,* of this report.

**Changes in Internal Control over Financial Reporting**

There have been no changes in our internal control over financial reporting, as defined in Rule 13a-15(f) of the Act, in our fourth fiscal quarter of 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

**Item 9B. Other Information.**

None.

## PART III

### Item 10. Directors, Executive Officers and Corporate Governance.

We have a Code of Conduct for all employees and directors, including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. We also have a Financial Code of Ethics specifically for our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. We have posted copies of these codes on the "Corporate Governance" section of our website at www.lyondellbasell.com (within the Investor Relations section). Any waivers of the codes must be approved, in advance, by our Supervisory Board. Any amendments to, or waivers from, the codes that apply to our executive officers and directors will be posted on the "Corporate Governance" section of our website.

All other information required by this Item will be included in our Proxy Statement relating to our 2013 Annual General Meeting of Shareholders to be held on May 22, 2013, and is incorporated herein by reference.*

### Item 11. Executive Compensation.

All information required by this Item will be included in our Proxy Statement relating to our 2013 Annual General Meeting of Shareholders to be held on May 22, 2013, and is incorporated herein by reference.*

### Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

All information required by this Item will be included in our Proxy Statement relating to our 2013 Annual General Meeting of Shareholders to be held on May 22, 2013, and is incorporated herein by reference.*

### Item 13. Certain Relationships and Related Transactions, and Director Independence.

All information required by this Item will be included in our Proxy Statement relating to our 2013 Annual General Meeting of Shareholders to be held on May 22, 2013, and is incorporated herein by reference.*

### Item 14. Principal Accounting Fees and Services.

All information required by this Item will be included in our Proxy Statement relating to our 2013 Annual General Meeting of Shareholders to be held on May 22, 2013, and is incorporated herein by reference.*

* *Except for information or data specifically incorporated herein by reference under Items 10 through 14, other information and data appearing in our 2013 Proxy Statement are not deemed to be a part of this Annual Report on Form 10-K or deemed to be filed with the Commission as a part of this report.*

### Item 15. Exhibits, Financial Statement Schedules.

(a) (1) *Consolidated Financial Statements:*

The financial statements and supplementary information listed in the Index to Financial Statements, which appears on page 64, are filed as part of this annual report.

(a) (2) *Consolidated Financial Statement Schedules:*

Schedules are omitted because they either are not required or are not applicable or because equivalent information has been included in the financial statements, the notes thereto or elsewhere herein.

(b) Exhibits:

The exhibit list required by this Item is incorporated by reference to the Exhibit Index filed as part of this report.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LYONDELLBASELL INDUSTRIES N.V.

Date: February 12, 2013

/s/ JAMES L. GALLOGLY

Name: **James L. Gallogly**
Title: ***Sole Member of the Management Board***

| Signature | Title | Date |
|---|---|---|
| /s/ JAMES L. GALLOGLY<br>**James L. Gallogly** | Chief Executive Officer and Sole Member of the Management Board (Principal Executive Officer) | February 12, 2013 |
| /s/ KARYN F. OVELMEN<br>**Karyn F. Ovelmen** | Executive Vice President and Chief Financial Officer (Principal Financial Officer) | February 12, 2013 |
| /s/ WENDY JOHNSON<br>**Wendy Johnson** | Vice President and Chief Accounting Officer (Principal Accounting Officer) | February 12, 2013 |
| /s/ JACQUES AIGRAIN<br>**Jacques Aigrain** | Director | February 12, 2013 |
| /s/ JAGJEET S. BINDRA<br>**Jagjeet S. Bindra** | Director | February 12, 2013 |
| /s/ ROBIN BUCHANAN<br>**Robin Buchanan** | Director | February 12, 2013 |
| /s/ MILTON CARROLL<br>**Milton Carroll** | Director | February 12, 2013 |
| /s/ STEPHEN F. COOPER<br>**Stephen F. Cooper** | Director | February 12, 2013 |
| /s/ ROBERT G. GWIN<br>**Robert G. Gwin** | Director | February 12, 2013 |
| **Joshua J. Harris** | Director | February 12, 2013 |
| **Scott M. Kleinman** | Director | February 12, 2013 |
| /s/ MARVIN O. SCHLANGER<br>**Marvin O. Schlanger** | Chairman of the Supervisory Board and Director | February 12, 2013 |

| Signature | Title | Date |
|---|---|---|
| /s/ Bruce A. Smith<br>**Bruce A. Smith** | Director | February 12, 2013 |
| /s/ Rudy M.J. van der Meer<br>**Rudy M.J. van der Meer** | Director | February 12, 2013 |

## Exhibit Index

| Exhibit Number | Description |
|---|---|
| 2 | Third Amended and Restated Joint Chapter 11 Plan of Reorganization for the LyondellBasell Debtors, dated as of March 12, 2010 (incorporated by reference to Exhibit 2.1 to Form 10 dated April 28, 2010) |
| 3 | Amended and Restated Articles of Association of LyondellBasell Industries N.V., dated as of May 27, 2011 (incorporated by reference to the Registrant's Registration Statement on Form S-4 (File No. 333-175077) as filed on June 22, 2011) |
| 4.1 | Specimen certificate for Class A ordinary shares, par value €0.04 per share, of LyondellBasell Industries N.V. (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to Form 10 dated July 26, 2010) |
| 4.2 | Nomination Agreement between LeverageSource (Delaware), LLC and LyondellBasell Industries N.V., dated as of April 30, 2010 (incorporated by reference to Exhibit 4.3 to Amendment No. 2 to Form 10 dated July 26, 2010) |
| 4.3 | Nomination Agreement between AI International Chemicals S.à.r.l. and LyondellBasell Industries N.V., dated as of April 30, 2010 (incorporated by reference to Exhibit 4.5 to Amendment No. 2 to Form 10 dated July 26, 2010) |
| 4.4 | Registration Rights Agreement by and among LyondellBasell Industries N.V. and the Holders (as defined therein), dated as of April 30, 2010 (incorporated by reference to Exhibit 4.7 to Amendment No. 2 to Form 10 dated July 26, 2010) |
| 4.5 | Indenture relating to 6.0% Senior Notes due 2021, among the Company, as issuer, each of the Guarantors named therein, as guarantors, Wells Fargo National Association, as trustee, registrar and paying agent, dated as of November 14, 2011 (including form of 6.0% Senior Note due 2021 (incorporated by reference to Exhibit 4.1 to Form 8-K dated November 17, 2011) |
| 4.6 | Indenture relating to 5% Senior Notes due 2019 and 5.75% Senior Notes due 2024, among LyondellBasell Industries N.V., as issuer, each of the Guarantors named therein, as guarantors, Wells Fargo Bank, National Association, as trustee, registrar and paying agent, dated as of April 9, 2012 (including form of 5.000% Senior Note due 2019 and form of 5.750% Senior Note due 2024) (incorporated by reference to Exhibit 4.3 to Form 8-K dated April 10, 2012) |
| 4.7 | Warrant Agreement by and among LyondellBasell Industries N.V. and Computershare Inc. and Computershare Trust Company, N.A., dated as of April 30, 2010 (incorporated by reference to Exhibit 4.12 to Amendment No. 2 to Form 10 dated July 26, 2010) |
| 10.1+ | Employment agreement by and among James L. Gallogly, Lyondell Chemical Company and LyondellBasell AFGP, dated as of May 14, 2009 (incorporated by reference to Exhibit 10.1 to Form 10 dated April 28, 2010) |
| 10.2+ | Letter Agreement dated October 7, 2011 between Karyn F. Ovelmen and Lyondell Chemical Company (incorporated by reference to Exhibit 10.2 to Form 8-K dated October 11, 2011) |
| 10.3+ | Employment Agreement by and among Craig B. Glidden, Lyondell Chemical Company and LyondellBasell AFGP, dated as of August 5, 2009 (incorporated by reference to Exhibit 10.3 to Form 10 dated April 28, 2010) |
| 10.4+ | Employment Agreement by and among Kevin Brown, Lyondell Chemical Company and LyondellBasell AFGP, dated as of March 19, 2010 (incorporated by reference to Exhibit 10.4 to Form 10 dated April 28, 2010) |
| 10.5+ | Employment Agreement by and among Bhavesh V. Patel, Lyondell Chemical Company and LyondellBasell AFGP, dated as of March 19, 2010 (incorporated by reference to Exhibit 10.5 to Form 10 dated April 28, 2010) |

| Exhibit Number | Description |
|---|---|
| 10.6+ | Employment Agreement, dated as of June 2, 2011 by and among Lyondell Chemical Company and Tim Roberts (incorporated by reference to Exhibit 10.8 to Form 10-K dated February 29, 2012) |
| 10.7+ | LyondellBasell Industries N.V. Short-Term Incentive Plan (incorporated by reference to Exhibit 10.11 to Amendment No. 2 to Form 10 dated July 26, 2010) |
| 10.8+ | LyondellBasell Industries N.V. Medium Term Incentive Plan (incorporated by reference to Exhibit 10.12 to Form 10 dated April 28, 2010) |
| 10.9+ | LyondellBasell Industries 2010 Long-Term Incentive Plan (incorporated by reference to Appendix A to the Registrant's definitive proxy statement filed on March 29, 2012) |
| 10.10+ | LyondellBasell U.S. Senior Management Deferral Plan dated March 1, 2012 (incorporated by reference to Exhibit 10.1 to Form 8-K dated March 1, 2012) |
| 10.11+ | Form of Officer and Director Indemnification Agreement (incorporated by reference to Exhibit 10.14 to Amendment No. 2 to Form 10 dated July 26, 2010) |
| 10.12+* | Form of Non-Qualified Stock Option Award Agreement |
| 10.13+* | Form of Restricted Stock Unit Award Agreement |
| 10.14+ | Form of Stock Appreciation Right Award Agreement (incorporated by reference to Exhibit 10.18 to Amendment No. 2 to Form 10 dated July 26, 2010) |
| 10.15+ | Form of Qualified Performance Award Agreement (incorporated by reference to Form 10-K dated February 29, 2012) |
| 10.16 | Credit Agreement, dated May 4, 2012, among LyondellBasell Industries N.V. and LYB Americas Finance Company, as Borrowers, the Lenders, Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, Deutsche Bank Securities Inc., as Syndication Agent and the other parties thereto (incorporated by reference to Exhibit 10.1 to Form 8-K dated May 7, 2012) |
| 10.17 | Receivables Purchase Agreement, dated September 11, 2012, by and among Lyondell Chemical Company, as initial servicer, and LYB Receivables LLC, a bankruptcy-remote special purpose entity that is a wholly owned subsidiary of the Company, PNC National Association, as Administrator and LC Bank, certain conduit purchasers, committed purchasers, LC participants and purchaser agents that are parties thereto from time to time (incorporated by reference to Exhibit 10.1 to Form 8-K dated September 14, 2012) |
| 10.18 | Purchase and Sale Agreement, dated September 11, 2012, by and among Lyondell Chemical Company, Equistar Chemicals, LP and LyondellBasell Acetyls, LLC, the other originators from time to time parties thereto, Lyondell Chemical Company, as initial servicer and LYB Receivables LLC, a bankruptcy-remote special purpose entity that is a wholly owned subsidiary of the Company (incorporated by reference to Exhibit 10.2 to Form 8-K dated September 14, 2012) |
| 10.19 | Master Receivables Purchase Agreement dated May 4, 2010 among Basell Sales and Marketing Company B.V., Lyondell Chemie Nederland B.V., Basell Polyolefins Collections Limited, Citicorp Trustee Company Limited and Citibank, N.A., London Branch (incorporated by reference to Exhibit 10.23 to Amendment No. 2 to Form 10 dated July 26, 2010) |
| 21* | List of subsidiaries of the registrant |
| 23* | Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm |
| 31.1* | Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934 |
| 31.2* | Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934 |

| Exhibit Number | Description |
|---|---|
| 32* | Certifications pursuant to 18 U.S.C. Section 1350 |
| 101.INS* | XBRL Instance Document |
| 101.SCH* | XBRL Schema Document |
| 101.CAL* | XBRL Calculation Linkbase Document |
| 101.DEF* | XBRL Definition Linkbase Document |
| 101.LAB* | XBRL Labels Linkbase Document |
| 101.PRE* | XBRL Presentation Linkbase Document |

+ Management contract or compensatory plan, contract or arrangement
* Filed herewith.

# SUPERVISORY BOARD OF DIRECTORS



Marvin O. Schlanger [4]
***Chairman of the Board***
*CEO, CEVA Logistics*
*Former President & CEO, ARCO Chemical Company*



Jacques Aigrain [1,2]
*Chairman, LCH Clearnet Group, Ltd.*



Jagjeet S. Bindra [2,4]
*Former President, Global Manufacturing, Chevron*



Robin W.T. Buchanan
*Senior Advisor, Bain & Co.*



Milton Carroll [2,3]
*Chairman of the Board, CenterPoint Energy, Inc.*



Stephen F. Cooper
*Chief Executive Officer, Warner Music Group*



Robert G. Gwin [1,3]
*Senior Vice President, Finance and CFO, Anadarko Petroleum*



Scott M. Kleinman
*Lead Partner, Private Equity, Apollo Global Management, LLC*



Bruce A. Smith [1,3]
*CEO, One Cypress Energy, LLC*



Rudy van der Meer [2,4]
*Former CEO, Coatings and Chemicals, Akzo Nobel N.V.*

1. Audit Committee
2. Compensation Committee
3. Nominating & Governance Committee
4. Health, Safety & Environmental Committee

Symbols in gold indicate committee chair position.

# LEADERSHIP TEAM



Jim Gallogly
*Chief Executive Officer*



Karyn Ovelmen
*Executive Vice President and Chief Financial Officer*



Craig Glidden
*Executive Vice President and Chief Legal Officer*



Kevin Brown
*Senior Vice President, Refining*



Massimo Covezzi
*Senior Vice President, Research and Development*



Bob Patel
*Senior Vice President, Olefins & Polyolefins – Europe, Asia & International and Technology*



Pat Quarles
*Senior Vice President, Intermediates and Derivatives*



Tim Roberts
*Senior Vice President, Olefins and Polyolefins – Americas*



Karen Swindler
*Senior Vice President, Manufacturing - Americas*



Mike VanDerSnick
*Senior Vice President, Manufacturing – Europe, Asia & International*



Sergey Vasnetsov
*Senior Vice President, Strategic Planning and Transactions*



Jackie Wolf
*Senior Vice President, Human Resources*



Sam Smolik
*Vice President, Health, Safety, Environment and Operational Excellence*

Photo Credits: Jeroen Bouman, Drew Donovan and Hiebert Photography & Professional Imaging

# SHAREHOLDER INFORMATION

**Stock Exchange**
LyondellBasell's common stock is listed on the New York Stock Exchange under the symbol "LYB."

**Website**
Shareholders and other interested parties can learn more about LyondellBasell by visiting www.lyondellbasell.com

**Investor Relations Contact**
Douglas J. Pike, +1 713 309 4590

**Corporate Governance**
LyondellBasell's corporate governance information is available at www.lyondellbasell.com

**Online Annual Report**
LyondellBasell's Annual Report is available online at www.lyondellbasell.com

**Annual Meeting**
The Annual General Meeting of Shareholders of LyondellBasell Industries N.V. will be held at the company's principal executive offices at Stationsplein 45, 3013 AK, Rotterdam, Netherlands. Notice of the meeting, proxy statement and proxy card will be sent to shareholders in advance of the meeting.

**Registrar and Transfer Agent**
Computershare Shareholder Services, Inc.
250 Royall Street
Canton, MA 02021
+1 877 456 7920 (U.S. Toll-Free)
+1 781 575 4337 (U.S. Toll/International)
www.computershare.com

**Rotterdam**
Stationsplein 45
3013 AK Rotterdam
Netherlands
Tel: +31 10 275 5500

**Houston**
LyondellBasell Tower, Ste. 300
1221 McKinney Street
Houston, Texas 77010
Tel: +1 713 309 7200


LYB
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